                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-42315
            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 6, 2000

                                  $425,000,000

                                      LOGO

                                PIONEER NATURAL
                               RESOURCES COMPANY

                     9 5/8% SENIOR NOTES DUE APRIL 1, 2010

                PAYMENT OF PRINCIPAL AND INTEREST GUARANTEED BY
                      PIONEER NATURAL RESOURCES USA, INC.

                             ---------------------

     We will pay interest on the notes each April 1 and October 1. The first interest payment will be made on October 1, 2000. The notes will be unsecured senior obligations of Pioneer Natural Resources Company and will rank equally with all of our other unsecured senior indebtedness. We may redeem the notes at any time. Upon the occurrence of a change of control, each holder of the notes may require us to purchase all or a portion of such holder's notes at 101% of the principal amount thereof together with accrued and unpaid interest, if any, to the date of purchase. There is no sinking fund for the notes.

     Pioneer Natural Resources USA, Inc., our wholly-owned subsidiary which owns substantially all of our United States onshore and offshore properties, will unconditionally guarantee the notes on an unsecured basis. The note guarantee will be subject to release and discharge as provided in the indenture governing the notes and described in this prospectus supplement.

      INVESTING IN THE NOTES INVOLVES RISKS.   SEE "RISK FACTORS" ON PAGE S-14.

                                                                           UNDERWRITING
                                                    PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                                   PUBLIC(1)               COMMISSIONS               PIONEER(1)
                                                ----------------         ----------------         ----------------
Per note...............................                 99.647%                   1.75%                   97.897%
Total..................................           $423,499,750              $7,437,500              $416,062,250

(1) Plus accrued interest, if any, from April 11, 2000.

     Delivery of the notes will be made on or about April 11, 2000.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          JOINT BOOK-RUNNING MANAGERS

CREDIT SUISSE FIRST BOSTON    BANC OF AMERICA SECURITIES LLC    CHASE SECURITIES
INC.
                             ---------------------
FIRST UNION SECURITIES, INC.
                  BANC ONE CAPITAL MARKETS, INC.
                                   FLEETBOSTON ROBERTSON STEPHENS
                                                           SCOTIA CAPITAL
                                                             TD SECURITIES

            The date of this prospectus supplement is April 6, 2000

                               ------------------

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
FORWARD-LOOKING STATEMENTS.........     S-3
PROSPECTUS SUPPLEMENT SUMMARY......     S-4
RISK FACTORS.......................    S-14
USE OF PROCEEDS....................    S-19
CAPITALIZATION.....................    S-19
SELECTED CONSOLIDATED HISTORICAL
  FINANCIAL DATA...................    S-20
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS........    S-22
MANAGEMENT.........................    S-32

                                       PAGE
                                       ----
DESCRIPTION OF EXISTING BANK
  INDEBTEDNESS AND REFINANCING
  COMMITMENTS......................    S-35
DESCRIPTION OF NOTES...............    S-37
UNDERWRITING.......................    S-69
LEGAL OPINIONS.....................    S-70
EXPERTS............................    S-70
GLOSSARY OF COMMONLY USED TERMS....    S-71
CONSOLIDATED FINANCIAL
  STATEMENTS.......................     F-1

PROSPECTUS

                                        PAGE
                                        ----
AVAILABLE INFORMATION.................    2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................    2
THE ISSUERS...........................    3
USE OF PROCEEDS.......................    3
RATIOS OF EARNINGS TO FIXED CHARGES
  AND EARNINGS TO FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS...........    3

                                        PAGE
                                        ----
DESCRIPTION OF DEBT SECURITIES........    4
DESCRIPTION OF CAPITAL STOCK..........   17
DESCRIPTION OF DEPOSITARY SHARES......   23
DESCRIPTION OF WARRANTS...............   26
DESCRIPTION OF GUARANTEES.............   27
PLAN OF DISTRIBUTION..................   27
LEGAL OPINIONS........................   28
EXPERTS...............................   28

     See the "Glossary of Terms" on page S-71 for explanations of abbreviations and terms used in this prospectus supplement.

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE INCLUDED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     This document is in two parts. The first part is the prospectus supplement, which describes the terms of the notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes. Except when referring to the notes, which are obligations solely of Pioneer Natural Resources Company, in this prospectus supplement, "Pioneer," "Company," "we," "us" and "our" refer to Pioneer Natural Resources Company and its consolidated subsidiaries.

     IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including, but not limited to, those regarding our financial position, business strategy and other plans and objectives for future operations and any other statements which are not historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations. Among the factors that could cause actual results to differ materially from our expectations are inherent uncertainties in interpreting engineering and reserve data, operating hazards, delays or cancellations of drilling operations for a variety of reasons, competition, fluctuations and volatility in oil and gas prices, our ability to successfully integrate the business and operations of acquired companies, compliance with government and environmental regulations, increases in our cost of borrowing or inability or unavailability of capital resources to fund capital expenditures, dependence on key personnel, changes in general economic conditions and/or in the markets in which we compete or may, from time to time, compete and other factors, including, but not limited to, those set forth under "Risk Factors" in this prospectus supplement. These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. We assume no obligation to update any of these statements.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include specific terms of the notes, information about our business and financial data. We encourage you to read this prospectus supplement, including the "Risk Factors" section, the accompanying prospectus and the documents we incorporate by reference before making an investment decision.

                       PIONEER NATURAL RESOURCES COMPANY
GENERAL

     We are an independent oil and gas exploration and development company. Our purpose is to competitively and profitably explore for, develop and produce proved oil, natural gas liquids and natural gas reserves. Our drilling and production operations are principally located domestically in Texas, Kansas, Oklahoma, Louisiana, New Mexico and offshore Gulf of Mexico and internationally in Argentina, Canada and South Africa. Pioneer Natural Resources USA is our direct, wholly-owned subsidiary and owns substantially all of our United States onshore and offshore properties.

     Our proved reserves at December 31, 1999 totaled 605.5 million BOE of which 52% was natural gas and 48% was oil and NGLs. Domestic reserves represent 79% of our total BOE and 80% of the PV 10 Value. For the year ended 1999, after giving effect to pro forma adjustments for certain 1999 non-core asset dispositions, we had revenues of $655.4 million and EBITDAX of $437.9 million. We produced 21.3 million barrels of oil and NGLs and 139 Bcf of gas in 1999. Average daily pro forma production for the year was 58.3 MBbls of oil and NGLs and 380.8 MMcf of gas, respectively.

     Our reserves are characterized by long-lived, relatively stable oil and gas production, with an average reserve life of 13.2 years at December 31, 1999. These reserves serve to reduce the volatility in our short-term production volumes and cash flows. We also own hundreds of low-risk development drilling opportunities that we believe can support internally generated production growth.

                          PROVED OIL AND GAS RESERVES

                                                                                1999 AVERAGE
                             PROVED RESERVES AS OF DECEMBER 31, 1999        DAILY PRODUCTION(A)
                            ------------------------------------------   --------------------------
                              OIL      NATURAL                PV 10       OIL     NATURAL
                            & NGLS       GAS                  VALUE      & NGLS     GAS
                            (MBBLS)    (MMCF)      MBOE     (MILLIONS)   (BBLS)    (MCF)      BOE
                            -------   ---------   -------   ----------   ------   -------   -------
United States.............  259,066   1,314,842   478,206    $2,337.8    55,241   290,670   103,686
Argentina.................   29,797     415,620    99,067       469.1    7,037     94,457    22,780
Canada....................    3,970     145,251    28,179       130.4    5,369     49,003    13,536
                            -------   ---------   -------    --------    ------   -------   -------
Total.....................  292,833   1,875,713   605,452    $2,937.3    67,647   434,130   140,002
                            =======   =========   =======    ========    ======   =======   =======

-------------------------

(a) The 1999 average daily production is calculated using a 365-day year and without making pro forma adjustments for any acquisitions, divestitures or drilling activity that occurred during the year.

     Since 1998, we have undertaken a strategic review of our properties. As a result, we have divested certain non-core assets and centralized our operations in Dallas, Texas. These efforts have allowed us to reduce our outstanding indebtedness and reduce our operating and general and administrative expenses. In addition, we believe we are better positioned to focus on our core domestic onshore properties and on our Gulf of Mexico and international opportunities.

CORE PROPERTIES

     Our principal oil and gas properties are the Hugoton gas field in Southwest Kansas, the West Panhandle gas field in the Texas Panhandle and the Spraberry oil field in West Texas. Approximately 70% of our proved oil and gas reserves underlie these properties, which provide consistent and dependable production, cash flow and ongoing development opportunities for us. Complementing these areas are the exploration and development opportunities and oil and gas production contributed by our assets in the United States Gulf Coast area, Argentina and Canada.

     Hugoton field. The Hugoton field in Southwest Kansas is one of the largest producing gas fields in the continental United States. The gas is a relatively dry gas produced from the Chase and Council Grove formations at depths ranging from 2,700 feet to 3,000 feet. Our Hugoton properties represent approximately 13% of the proved reserves in the field and are located on approximately 257,000 gross acres (237,000 net acres), covering approximately 400 square miles. We have working interests in approximately 1,200 wells in the Hugoton field. We operate approximately 1,000 of these wells, and we have partial royalty interests in approximately 500 wells. We own substantially all of the gathering and processing facilities, which serve our production from the Hugoton field. Our facility ownership allows us to control the production, gathering, processing and sale of our gas and associated NGLs.

     Allowables set by state regulators restrict production in the Hugoton field, but our Hugoton operated properties are capable of producing approximately 150 MMcf of wet gas per day (i.e., gas production at the wellhead before processing and before reduction for royalties). We estimate that we, along with the other major producers in the Hugoton field, produced at or near capacity in 1999 in this field. During 1999, we completed eight development wells in the Hugoton field and, at December 31, 1999, had two development wells in progress. We plan to drill approximately 35 additional development wells in the Hugoton field in 2000.

     West Panhandle field. The West Panhandle properties are located in the panhandle region of Texas where initial production commenced in 1918. These stable, long-lived reserves are attributable to the Red Cave, Brown Dolomite, Granite Wash and fractured Granite formations at depths no greater than 3,500 feet. Our natural gas in the West Panhandle field has an average Btu content of 1,300 Btu per Mcf and is produced from approximately 600 wells on more than 241,000 gross (185,000 net) acres covering over 375 square miles. Our wellhead gas produced from the West Panhandle field contains a high quantity of NGLs, yielding relatively greater NGL volumes than realized from many other natural gas fields. We operate the wells and production equipment, and Colorado Interstate Gas Company (a subsidiary of Coastal Corporation) owns and operates the gathering system.

     Our Fain natural gas processing plant processes our production from the West Panhandle field. In February 1997, we initiated a project to add nitrogen rejection capabilities at the Fain plant. This project, completed in mid-1998, allows us to recover a greater percentage of the helium in the processed gas, increase NGL recoveries, and upgrade residue quality improving marketing flexibility. During 1999, we placed 35 new wells on production, and we had another 17 wells in progress at December 31, 1999. We plan to drill approximately 45 additional wells in the West Panhandle in 2000.

     Spraberry field. The Spraberry field was discovered in 1949 and encompasses eight counties in West Texas. The field is approximately 150 miles long and 75 miles wide at its widest point. The oil produced is West Texas Intermediate Sweet, and the gas produced is casing head gas with an average Btu content of 1,400 Btu per Mcf. The field produces oil and gas from three formations, the upper and lower Spraberry and the Dean, at depths ranging from 6,700 feet to 9,200 feet. Since 1989, we have focused acquisition and development drilling activities in the unitized portion of the Spraberry field, due to the dormant condition of the properties and the high net revenue interests available. We believe the area offers excellent opportunities to enhance oil and gas reserves because of the hundreds of undeveloped infill drilling locations and the ability to reduce operating expenses through economies of scale. We initiated an aggressive optimization and automation cost cutting program in 1998 that continues to date, which has reduced operating expenses by 15% on a per BOE basis. Average lifting costs for 1997, 1998 and 1999 were $2.01, $1.95 and $1.70 per BOE, respectively. We plan to continue this cost reduction program.

     During 1999, we placed on production 137 wells, drilled one developmental dry hole and, at December 31, 1999, had 23 wells in progress. In addition, we plan to drill approximately 75 wells in the Spraberry field in 2000.

     Gulf Coast. In the Gulf Coast area, we are focused on reserve and production growth through a balanced portfolio of development and exploration activities. To accomplish this, we have devoted most of our domestic exploration efforts to this area, as well as our investment in and utilization of 3-D seismic technology. During 1999, we expended $39.2 million to drill nine development and 10 exploratory wells in the Gulf Coast area. The most significant of these wells was our first deep-water Gulf of Mexico venture at Mississippi Canyon Block 305, the Aconcagua prospect, which was drilled to a depth of 14,000 feet. We have a 25% working interest in the block. During the fourth quarter of 1999, we commenced our third deep-water exploratory well on the Devil's Tower prospect in Mississippi Canyon Block 773. In February 2000, we announced a discovery on the Devil's Tower prospect. The well was drilled to a total depth of 15,625 feet and encountered a number of hydrocarbon-bearing sands. We have a 15.8 percent working interest in the discovery. In addition to the appraisal wells on our Aconcagua and Devil's Tower prospects, we plan to drill four to six Gulf Coast area exploratory wells during 2000.

     Argentina. Our Argentine properties are primarily located in the Austral and Neuquen basins. Our share of Argentine production during 1999 averaged 22.8 MBOE's per day, or approximately 16% of our equivalent production. The production concession in the Austral basin is located in Tierra del Fuego, which is the extreme southern portion of Argentina, approximately 1,500 miles south of Buenos Aires. Crude oil, natural gas and NGLs are produced from six separate fields in Tierra del Fuego in which we have a 35% non-operated working interest. Production increases are anticipated from the area through exploitation and exploration and improvement of the oil and gas processing facilities and infrastructure on Tierra del Fuego. Currently, production is transported through oil tankers and gas pipelines and exported to Chile through pipelines. Our operated production in Argentina is concentrated in the Neuquen Basin, which is located about 925 miles southwest of Buenos Aires and just to the east of the Andes Mountains. Crude oil and natural gas are produced from the Loma Negra/NI Block, the Dadin Block, the Al Norte de la Dorsal Block and the Neuquen del Medio Block in which we have 100% working interests. During the fourth quarter of 1999, we acquired 100% working interests in certain producing properties located in the core areas of Al Sur de la Dorsal and Estacion Fernandez Oro. We believe both properties have significant exploitation and exploration potential and complement our current operations.

     Canada. Our Canadian producing properties are located primarily in Alberta and British Columbia, Canada. Production during 1999 averaged 13.5 MBOE's per day, or approximately 10% of our equivalent production. In the third quarter of 1999, we completed the process of divesting 68 non-core Canadian oil and gas properties to focus efforts on our core assets, primarily in northeast British Columbia and also in northwest Alberta. Following the property divestitures, fourth quarter production averaged 7.6 MBOE's per day from the core properties.

     Africa. We have entered into agreements to explore for oil and gas in the African nations of South Africa and Gabon. The South African agreements cover over 13 million acres along the southern coast of South Africa. During 1998, we drilled five wells in South Africa, of which two discovered reserves. During 2000, we plan to spend approximately $25 million on exploration opportunities in South Africa and Gabon. We expect to commence an appraisal well in the Sable field of South Africa during March 2000.

PRINCIPAL STRATEGIES

     The reserves, production and cash flow from our long-lived Hugoton and West Panhandle gas fields and Spraberry oil field form the foundation for our strategies to increase our net asset value and sustain long-term profitability. These fields comprise approximately 70% of our proved reserves, which we estimate have a remaining productive life in excess of 40 years. The stable base of oil and gas production from these fields generates operating cash flows that allow us to selectively reinvest capital in order to attempt to:

     - maintain production from our existing fields in the United States through lower risk development drilling,

     - grow production through expanded exploitation activities on our existing acreage base in the United States, Argentina and Canada,

     - appraise and develop our existing discoveries in the deepwater Gulf of Mexico and South Africa,

     - explore for new reserves that can add future production and profitability, and

     - selectively acquire reserves and production that we believe complement our existing asset base and expertise and provide future growth opportunities.

     We will attempt to pursue our reinvestment strategy and focus on net asset value by:

     - the application of strict economic guidelines for our projects,

     - the streamlining of our operations and cost containment to achieve operating and technical efficiencies,

     - active portfolio management of our property base and divestment of non-core assets, and

     - investment in the personnel and technology necessary to support our growth plans.

     In order to implement this reinvestment strategy, we plan to enhance our financial flexibility by further attempting to reduce indebtedness and expand liquidity. In 2000, we intend to pursue additional non-core asset sales and apply cash flow in excess of capital requirements to reduce debt.

1999 DIVESTITURES AND ACQUISITIONS

     Asset Divestitures. During 1999 our divestitures primarily consisted of the sale of oil and gas properties for net proceeds of $420.5 million ($390.5 million of which was cash). Our 1999 divested assets consisted of non-core United States and Canadian oil and gas properties, gas plants and other assets. United States asset divestitures comprised 86%, or $361.2 million, of the total 1999 proceeds from the divestiture of oil and gas properties. Canadian asset divestitures comprised the balance of the total 1999 proceeds from the divestiture of oil and gas properties. We used the net cash proceeds from our 1999 asset dispositions to reduce our outstanding bank indebtedness.

     We regularly review our property base to identify opportunities to dispose of non-core assets in a manner that will increase capital resources available for other activities, create organizational and operational efficiencies and improve profitability. Dispositions can have the result of furthering our objective of financial flexibility through reduced debt levels.

     Acquisition Activities. We regularly seek to acquire properties that complement our operations, provide exploitation and development opportunities and provide attractive returns on investment. During 1999, we acquired Argentine proved and unproved oil and gas properties that complement our existing operations in Argentina. We paid $38.8 million in cash for the Argentine assets during the fourth quarter of 1999, of which amount $2.5 million was cash consideration paid for unproved Argentine oil and gas properties. These acquisitions added to our exploratory and development drilling opportunities and helped balance our reserve mix between oil and natural gas. In addition, we may selectively pursue acquisitions that allow us to expand into new geographical areas that feature producing properties and provide exploration/exploitation opportunities.

REFINANCING COMMITMENTS

     We currently have a senior credit facility with a syndicate of banks with commitments aggregating $939.6 million and outstanding borrowings as of December 31, 1999 of approximately $825 million. Advances under the existing credit facility are required to be repaid no later than August 7, 2002. We will use the net proceeds from this offering of notes to repay debt outstanding under the existing credit facility. In addition, we have obtained commitments for a new five-year $600 million senior credit facility to replace the existing credit facility. The commitments require that our obligations under the proposed credit facility will be guaranteed by Pioneer Natural Resources USA, Inc. and certain other subsidiaries. The commitments for the proposed credit facility are subject to various conditions precedent. See "Description of Existing Bank Indebtedness and Refinancing Commitments."

     If consummated, the proposed credit facility, together with the net proceeds from this offering, will extend the maturity of our debt, enhance our liquidity and provide flexibility in support of our business strategies.
                            ------------------------

     Our executive offices are located at 1400 Williams Square West, 5205 N. O'Connor Blvd., Irving, Texas 75039, and our telephone number is (972) 444-9001.

                                  THE OFFERING

Issuer.....................  Pioneer Natural Resources Company.

Securities Offered.........  $425 million aggregate principal amount of 9 5/8%
                             Senior Notes Due 2010.

Maturity...................  April 1, 2010.

Interest Payment Dates.....  April 1 and October 1 of each year, commencing
                             October 1, 2000.

Guarantees.................  Pioneer Natural Resources USA will unconditionally guarantee the notes on an unsecured basis. None of our other subsidiaries will be a guarantor. The guarantee will terminate if the guarantor is released from its guarantee of our indebtedness under our existing bank credit facility or any refinancing thereof and is required to be reinstated if its guarantee under our existing bank credit facility or any refinancing thereof is subsequently reinstated. Pioneer Natural Resources USA is our direct, wholly-owned subsidiary and directly owns substantially all of our United States onshore and offshore properties. Pioneer Natural Resources USA has no borrowed money obligations other than for certain capitalized lease obligations and has no guarantees of other borrowed money obligations except as guarantor for the notes, our existing $939.6 million bank credit facility and $900 million of our other senior notes.

Ranking....................  The notes:

                             - are general unsecured senior obligations of
                               Pioneer Natural Resources Company,

                             - rank equally in right of payment with all our
                               existing and future unsecured senior debt, and

                             - are senior in right of payment to all our
                               existing and future subordinated debt.

                             The notes will be effectively subordinated in right of payment to all our existing and future secured debt, to the extent of the value of the assets securing such debt. Our existing $939.6 million bank credit facility is secured by a pledge of 65% of the outstanding stock of certain non-United States subsidiaries. Thus, the notes will be effectively subordinated to the existing bank credit facility to the extent of the value of such stock. At December 31, 1999, after giving effect to this offering and application of its estimated net proceeds, we would have had approximately $411.5 million of debt ranking senior in right of payment with the notes. Because Pioneer Natural Resources Company is a holding company that conducts all its operations through subsidiaries, the notes will be effectively subordinated to all obligations of our subsidiaries that are not guarantors of the notes. At December 31, 1999, our subsidiaries that are not guarantors of the notes did not have any indebtedness, other than guarantees by some of those subsidiaries of the existing bank credit facility. The indenture governing the notes restricts the ability of certain of our subsidiaries to incur future additional liabilities. Such restriction is subject to a number of significant qualifications which permit, among other things, the incurrence of debt under and guarantees of bank credit facilities. These restrictions on the incurrence of indebtedness may be terminated under certain circumstances, as described below. Our subsidiaries may also have other liabilities, including contingent liabilities.

                             The guarantee of the notes:

                             - will be a general unsecured obligation of Pioneer
                               Natural Resources USA,

                             - will rank equally in right of payment with all of
                               that subsidiary's other senior unsecured debt, and

                             - will be senior in right of payment to any
                               subordinated indebtedness of the guarantor.

                             The guarantee could be effectively subordinated to all the obligations of the guarantor under certain circumstances. See "Description of Notes -- Guarantee" and "Description of Notes -- Ranking."

Redemption.................  We may redeem the notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption and a make-whole premium as described elsewhere in this prospectus supplement. See "Description of Notes -- Optional Redemption."

Principal Covenants........  The Indenture governing the notes contains certain covenants that, among other things, restrict our ability under certain circumstances to create liens, to enter into sale and leaseback transactions, to incur additional indebtedness, to make certain restricted payments and to effect certain asset sales. These limitations will be subject to a number of significant exceptions and qualifications. See "Description of Notes -- Certain Covenants."

                             For the period during which the notes receive an investment grade rating by either S&P or Moody's and no default or event of default has occurred and is continuing under the indenture governing the notes, we and our subsidiaries will not be required to comply with the covenants restricting the incurrence of additional indebtedness, the making of restricted payments and the sale of assets. See "Description of Notes -- Certain Covenants."

Repurchase Obligation upon
  Change of Control........  Upon the occurrence of a change of control, each holder of the notes may require us to purchase all or a portion of such holder's notes at 101% of the principal amount thereof together with accrued and unpaid interest to the date of purchase. See "Risk Factors -- A change of control may adversely affect our liquidity and require refinancing of our Credit Facilities" and "Description of Notes -- Change of Control."

Use of Proceeds............  We plan to use all of our estimated $413.5 million of net proceeds from the sale of the notes to repay revolving debt under our existing bank credit facility.

                                  RISK FACTORS

     You should carefully consider all of the information in this prospectus supplement and the accompanying prospectus and, in particular, should evaluate the specific risk factors under "Risk Factors" in this prospectus supplement for risks involved with an investment in the notes.

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following tables set forth certain of our consolidated historical and pro forma financial data. You should read the historical data in conjunction with our historical consolidated financial statements and notes included elsewhere in the prospectus supplement. The 1999 pro forma data has been prepared to give effect to the 1999 divestitures discussed above, as if they had occurred on January 1, 1999. The historical and pro forma results are not necessarily indicative of our future results.

                                                                                                                  PRO FORMA
                                                                        YEAR ENDED DECEMBER 31,                   YEAR ENDED
                                                          ----------------------------------------------------   DECEMBER 31,
                                                            1995       1996     1997(a)      1998       1999         1999
                                                          --------   --------   --------   --------   --------   ------------
                                                                                 (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Revenues:
Oil and gas.............................................  $  375.7   $  396.9   $  536.8   $  711.5   $  644.6     $  565.7
Natural gas processing..................................      33.2       23.8         --         --         --           --
Gas marketing...........................................      76.8         --         --         --         --           --
Interest and other(b)...................................      11.4       17.5        4.3       10.4       89.7         89.7
Gain (loss) on disposition of assets, net...............      16.6       97.1        4.9        (.4)     (24.2)          --
                                                          --------   --------   --------   --------   --------     --------
                                                             513.7      535.3      546.0      721.5      710.1        655.4
                                                          --------   --------   --------   --------   --------     --------
Costs and expenses:
Oil and gas production..................................     130.9      110.3      144.2      223.5      159.5        134.2
Natural gas processing..................................      25.9       12.5         --         --         --           --
Gas marketing...........................................      75.7         --         --         --         --           --
Depletion, depreciation and amortization................     159.1      112.1      212.4      337.3      236.1        204.0
Impairment of properties and facilities.................     130.5         --    1,356.4      459.5       17.9         17.9
Exploration and abandonments............................      27.5       23.0       77.2      121.9       66.0         65.7
General and administrative..............................      37.4       28.4       48.8       73.0       40.2         40.2
Reorganization..........................................        --         --         --       33.2        8.5          8.5
Interest................................................      65.4       46.2       77.5      164.3      170.3        155.2
Other(c)................................................      11.3        2.5        7.1       39.6       34.7         34.6
                                                          --------   --------   --------   --------   --------     --------
    Total expenses......................................     663.7      335.0    1,923.6    1,452.3      733.2        660.3
                                                          --------   --------   --------   --------   --------     --------
Income (loss) before income taxes and extraordinary
  item..................................................    (150.0)     200.3   (1,377.6)    (730.8)     (23.1)        (4.9)
Income tax benefit (provision)..........................      45.9      (60.1)     500.3      (15.6)        .6           .6
                                                          --------   --------   --------   --------   --------     --------
Income (loss) before extraordinary item.................    (104.1)     140.2     (877.3)    (746.4)     (22.5)        (4.3)
Extraordinary item......................................       4.3         --      (13.4)        --         --           --
                                                          --------   --------   --------   --------   --------     --------
Net income (loss).......................................  $  (99.8)  $  140.2   $ (890.7)  $ (746.4)  $  (22.5)    $   (4.3)
                                                          ========   ========   ========   ========   ========     ========
OTHER FINANCIAL DATA:
EBITDAX(d)..............................................  $  232.5   $  381.6   $  345.9   $  352.2   $  467.2     $  437.9
EBITDAX to interest expense.............................       3.6x       8.3x       4.4x       2.1x       2.7x         2.8x
Ratio of earnings to fixed charges(e)...................        --        5.3x        --         --         --           --
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)(f)............................  $   31.5   $   26.1   $   46.6   $ (324.8)  $  (13.7)    $  (13.7)
Property, plant and equipment, net......................   1,121.7    1,040.4    3,515.8    3,034.1    2,503.0      2,503.0
Total assets............................................   1,319.2    1,199.9    4,153.0    3,481.3    2,929.5      2,929.5
Long-term debt..........................................     586.5      320.9    1,943.7    1,868.7    1,745.1      1,745.1
Preferred stock of subsidiary...........................     188.8      188.8         --         --         --           --
Stockholders' equity....................................     411.0      530.3    1,548.8      789.1      774.6        774.6

---------------

(a) Includes amounts relating to the acquisition of Mesa and Chauvco in August and December 1997, respectively.

(b) 1999 includes $41.3 million of option fees and $30.2 million of income associated with an excise tax refund (see note J of notes to consolidated financial statements included elsewhere in this prospectus supplement).

(c) 1998 and 1999 include non-cash mark-to-market charges for changes in the fair values of non-hedge financial instruments of $21.2 million and $27.0 million, respectively (see notes C and H of notes to consolidated financial statements included elsewhere in this prospectus supplement).

(d) EBITDAX (as used herein) is calculated by adding interest, income taxes, depletion, depreciation and amortization, impairment of properties and facilities, and exploration and abandonment costs to income (loss) before extraordinary item. EBITDAX is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles. EBITDAX is included herein because we believe that you may find it to be a useful analytical tool. Other companies may calculate EBITDAX differently, and we cannot assure you that our figures are comparable with similarly-titled figures for other companies.

(e) The Company's earnings were insufficient to cover its fixed charges during the years ended December 31, 1995, 1997, 1998, 1999 and the pro forma 1999 results by $150.0 million, $1,377.6 million, $730.8 million, $23.1 million and $4.9 million, respectively.

(f) The 1998 working capital deficit includes $306.5 million of current maturities of long-term debt (see note D of notes to consolidated financial statements included elsewhere in this prospectus supplement).

                      SUMMARY RESERVE AND PRODUCTION DATA

     The following tables set forth certain of our consolidated historical and pro forma reserve and operating data. You should read the historical data in conjunction with our historical consolidated financial statements and notes included elsewhere in this prospectus supplement. The 1999 pro forma data has been prepared to give effect to the 1999 divestitures discussed above, as if they had occurred on January 1, 1999. The historical and pro forma results are not necessarily indicative of our future results.

                                                                     YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------
                                                              1997             1998             1999
                                                         --------------   --------------   --------------
                                                          (DOLLARS IN MILLIONS, EXCEPT PER UNIT AMOUNTS)
ESTIMATED PROVED RESERVES (AT END OF PERIOD)(A):
  Oil and NGLs (MBbls).................................       383,724          306,304          292,833
  Gas (MMcf)...........................................     2,267,390        2,223,208        1,875,713
  Oil equivalents (MBOE)...............................       761,623          676,839          605,452
Percent natural gas....................................           50%              55%              52%
Percent proved developed...............................           86%              90%              81%
PRODUCT PRICES (AT END OF PERIOD):
  Oil (per Bbl)........................................    $    16.89       $    10.09       $    24.33
  NGLs (per Bbl).......................................    $    12.79       $     6.81       $    17.59
  Natural gas (per Mcf)................................    $     2.06       $     1.64       $     1.83
FUTURE NET CASH FLOWS (AT END OF PERIOD)(A):
  Undiscounted.........................................    $  5,423.3       $  3,269.3       $  5,091.0
  Discounted...........................................    $  3,051.8       $  1,648.8       $  2,937.3
RESERVE ADDITIONS (MBOE):
  Acquisitions.........................................       457,693                2            7,320
  Extensions, discoveries and revisions................        55,212          (19,388)          83,756
                                                           ----------       ----------       ----------
     Total additions...................................       512,905          (19,386)          91,076
                                                           ==========       ==========       ==========
COSTS INCURRED:
  Acquisitions.........................................    $  3,880.5       $     33.0       $     35.9
  Exploration and development costs....................         343.0            429.8            165.2
                                                           ----------       ----------       ----------
     Total costs incurred..............................    $  4,223.5       $    462.8       $    201.1
                                                           ==========       ==========       ==========
UNIT FINDING COST (PER BOE)(B).........................    $     8.23              N/A       $     2.21

                                                                                        PRO FORMA
                                               YEAR ENDED DECEMBER 31,                  YEAR ENDED
                                  --------------------------------------------------   DECEMBER 31,
                                   1995      1996       1997       1998       1999         1999
                                  -------   -------   --------   --------   --------   ------------
                                           (DOLLARS IN MILLIONS, EXCEPT PER UNIT AMOUNTS)
PRODUCTION:
  Oil (MBbls)...................   12,902    11,275     13,618     21,554     15,454       12,406
  NGLs (MBbls)..................       --        --      4,267     10,669      9,237        8,880
  Gas (MMcf)....................   85,295    75,851    104,868    183,913    158,457      138,979
     Total (MBOE)...............   27,118    23,916     35,363     62,875     51,101       44,449
AVERAGE SALES PRICE PER UNIT(C):
  Oil (per Bbl).................  $ 16.96   $ 19.96   $  18.51   $  13.08   $  15.36     $  15.90
  NGL (per Bbl).................  $    --   $    --   $  12.59   $   8.90   $  11.64     $  11.76
  Gas (per Mcf).................  $  1.84   $  2.27   $   2.20   $   1.82   $   1.90     $   1.90
  BOE...........................  $ 13.86   $ 16.60   $  15.18   $  11.32   $  12.62     $  12.73
EXPENSES PER BOE:
  Production costs, excluding
     production taxes...........  $  4.21   $  3.70   $   3.27   $   3.16   $   2.73     $   2.62
  Production taxes..............  $   .62   $   .91   $    .81   $    .40   $    .39     $    .39
  General and administrative....  $  1.38   $  1.19   $   1.38   $   1.16   $    .79     $    .91
  Depletion.....................  $  5.36   $  4.30   $   5.78   $   5.13   $   4.27     $   4.19
AVERAGE RESERVE LIFE
  (YEARS)(D)....................     11.4      12.1       11.3       11.0       13.2         13.2

---------------
(a) The reserve and present value data has been prepared by us.

(b) Finding cost is calculated by dividing each year's costs incurred by the same year's reserve additions. Finding costs are not provided for 1998, since reserve additions were negative due to downward reserve revisions resulting from lower commodity prices at the end of 1998.

(c) Reflects results of hedging activities.

(d) Average reserve life is calculated by dividing each year's total reserves by such year's reserve reports' estimated production for the following year.

                                  RISK FACTORS

REGARDING OUR BUSINESS IN GENERAL

     Our business activities subject us to certain hazards and risks. The following is a summary of some of the material risks relating to our business activities.

Oil and gas prices and general market risks affect our financial performance.

     Our revenues, profitability, cash flow and future rate of growth are highly dependent on prices of oil and gas, which are affected by numerous factors beyond our control. Oil and gas prices historically have been very volatile. A decline in the prices of oil or gas, such as the significantly lower oil and gas prices experienced in 1998 as compared to prior years, could have a material adverse effect on our revenues, profitability and cash flow. Under certain circumstances, lower oil and gas prices could result in a reduction in the carrying value of our oil and gas properties, and a valuation adjustment to our deferred tax assets.

Our drilling activities involve unpredictable costs and results.

     Drilling for oil and gas involves numerous risks, including the risk that we will not encounter any commercially productive natural gas or oil reservoirs. The cost of drilling, completing and operating wells is often uncertain and a variety of factors including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions and shortages or delays in the delivery of equipment, could curtail, delay or cancel our drilling operations. Our future drilling activities may not be successful and, if unsuccessful, this failure could have an adverse effect on our results of operations and financial condition. While all drilling, whether developmental or exploratory, involves these risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons. Because a high percentage of our capital budget is devoted to exploratory projects, it is likely that we will continue to experience exploration and abandonment expense.

Our level of leverage and certain restrictions under our credit facilities could affect our ability to conduct our business as planned.

     As of December 31, 1999, as adjusted for this offering and the application of our expected net proceeds from the sale of the notes, our long-term debt would have been approximately $1.8 billion. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The indenture governing the notes and the terms of our other indebtedness will allow us, subject to certain limitations, to incur additional debt. See "Description of Notes" and "Description of Existing Bank Indebtedness and Refinancing Commitments."

     Our level of indebtedness may have several important effects on our operations, including, but not limited to:

     - a substantial portion of our cash flow from operations will be dedicated to the payment of interest on our debt and will not be available for other purposes,

     - certain covenants under our debt that limit our ability to borrow additional funds or to dispose of assets could affect our flexibility in planning for and reacting to changes in business conditions; these restrictions could limit our ability to compete, expand our business, or make capital improvements and acquisitions, and

     - our level of indebtedness could make us more vulnerable to economic downturns.

     The terms of our existing bank credit facility require that as of the end of each quarter, beginning with the quarter ended June 30, 2000, our ratio of outstanding senior debt to such quarter's annualized EBITDAX (as defined under the existing bank credit facility) must be no greater than 3.5 to one. For the quarter ended December 31, 1999, our annualized ratio of outstanding senior debt to EBITDAX was

3.51 to one. Based on the outlook for current commodity prices, we believe that our ratio of outstanding senior debt to EBITDAX will comply with the terms of our bank credit facility during 2000; however, compliance is subject to uncertainties, including oil and gas price fluctuations, and cannot be guaranteed. If we fail to meet this ratio requirement due to oil and gas price fluctuations or other circumstances, then we will be in default under our existing bank credit facility and might be forced to negotiate with our lenders to obtain an amendment and/or waiver of the default or else seek additional financing from public or private sources and/or from asset sales. Under these circumstances we might not be able to complete any such financing or asset sale at all or, if so, on terms favorable to us.

     In the event of a default under our existing credit facility, the lenders thereunder would be permitted to declare all amounts outstanding thereunder to be immediately due and payable, together with accrued and unpaid interest, and there would be a cross-default under the notes. If we were unable to repay all amounts accelerated the lenders could proceed against our assets. If the indebtedness under our existing credit facility were accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness and our other indebtedness, including the notes.

     We have obtained commitments for the full amount of a proposed $600 million credit facility to replace the existing bank credit facility. The proposed credit facility would require us, among other things, to maintain a ratio of our outstanding total debt to EBITDAX not to exceed 4.00 to one as of the end of each quarter, beginning with the quarter ended March 31, 2000 and through September 30, 2002, and 3.75 to one as of the end of each quarter thereafter, with EBITDAX being calculated on an annualized basis beginning with the quarter ended December 31, 1999 until September 29, 2000, at which time the calculation will be on a rolling four quarter basis. The commitments for the proposed credit facility are subject to various conditions precedent to the satisfaction of the lenders, and we cannot assure you that these conditions will be satisfied and that we will successfully put in place the proposed credit facility. See "Description of Existing Bank Indebtedness and Refinancing Commitments" for a more detailed description of the proposed credit facility and the conditions to such facility.

     Our existing credit facility and other indebtedness contain additional financial covenants and restrictions with which we must comply. Our ability to meet our debt service obligations and to comply with the related covenants and to reduce our total indebtedness will be dependent upon our future performance. Our future performance will be subject to many matters that are beyond our control, including general economic conditions, and to financial, business and other factors affecting our operations. There can be no assurance that our future performance will not be adversely affected by such economic conditions and financial, business and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Costs of unproved properties might be greater than their value.

     United States generally accepted accounting principles require periodic evaluation of our unproved property costs on a project-by-project basis in comparison to their estimated value. Results of exploration activities, commodity price outlooks, planned future sales or the expiration of all or a portion of these projects will affect their evaluations. If the quantity of a project's proved reserves determined by those evaluations are not sufficient to fully recover the cost invested in the project, we may be required to recognize significant non-cash charges in the earnings of future periods. You have no assurance that economic reserves will be determined to exist for those projects.

Unsuccessful acquisitions could hinder our growth and performance.

     Acquisitions of producing oil and gas properties have been a key element of our growth. Our growth following the full development of our existing property base could be impeded if we are unable to acquire additional oil and gas properties on a profitable basis. The success of any acquisition will depend on a number of factors, including our ability to estimate accurately the recoverable volumes of reserves, rates of future production and future net revenues attributable to reserves and to assess possible environmental liabilities. All of these factors will affect whether an acquisition will ultimately generate cash flows sufficient to provide a suitable return on our investment. Even when we perform a property review in a manner we believe is consistent with industry practices, these reviews are often limited in scope and may not provide an adequate basis for us to make a sound acquisition decision.

We may not be able to make efficient divestitures.

     We regularly review our property base to identify non-strategic assets whose disposition would increase capital resources and create organizational and operational efficiencies. Various factors could materially affect our ability to dispose of non-strategic assets, including the availability of purchasers willing to purchase the non-strategic assets at prices acceptable to us.

Our operation of natural gas processing plants exposes us to potential damages.

     We own interests in eight natural gas processing plants and three treating facilities, and we operate five of those plants and all three treating facilities. Although our net revenues derived from natural gas processing during 1999 represented only one percent of our total net revenues from oil and gas activities, there are significant risks associated with the operation of our natural gas processing plants. Natural gas and natural gas liquids are volatile and explosive and may include carcinogens. Damage to or misoperation of a natural gas processing plant could result in an explosion or the discharge of toxic gases, which in turn could result in significant damage claims against us in addition to interrupting a revenue source. A successful claim for which we are not fully insured could have an adverse effect on our results of operations and our financial condition.

We have operating hazards and uninsured risks.

     Our operations are subject to all the risks normally incident to the oil and gas exploration and production business. These risks include blowouts, cratering, explosions and pollution and other environmental damage, any of which could result in substantial losses from injury or loss of life, damage to or destruction of wells, production facilities or other property, clean-up responsibilities, regulatory investigations and penalties and suspension of operations. Although we currently maintain insurance coverage that we consider reasonable and that is similar to that maintained by comparable companies in the oil and gas industry, we are not fully insured against certain of these risks, either because such insurance is not available or because of high premium costs.

Environmental liabilities could adversely affect our financial condition.

     The oil and gas business is subject to environmental hazards, such as oil spills, gas leaks and ruptures and discharges of toxic substances or gases. These environmental hazards could expose us to material liabilities for property damages, personal injuries or other environmental harm, including costs of investigating and remediating contaminated properties. A variety of stringent federal, state and foreign laws and regulations govern the environmental aspects of our business. Such laws and regulations impose strict requirements for, among other things, well creation, operation and abandonment, waste management, land reclamation, financial assurance under the Oil Pollution Act of 1990, and controlling air and water emissions from our production operations and gas treatment and processing plants. Any noncompliance with these laws and regulations could subject us to material civil or criminal penalties or other liabilities. Our compliance with these laws may, from time to time, result in increased costs to our operations, a decrease in production and have an affect on our costs of acquisitions.

     We do not believe that our environmental risks are materially different from those of comparable companies in the oil and gas industry. We cannot provide you any assurance however, that environmental laws will not, in the future, cause a decrease in our production or processing or cause an increase in our costs of production, development, exploration or processing. Pollution and similar environmental risks generally are not fully insurable.

Our international operations are subject to risks such as political instability and exchange rates.

     At December 31, 1999, approximately 16% of our proved reserves of oil and gas were located in Argentina and 5% of our proved reserves of oil and gas were located in Canada. International risks such as uncertain economic and labor conditions, political instability, changes in tax laws, including United States taxes on foreign subsidiaries, and changes in the value of the United States dollar versus the local currency in which oil and gas are sold may adversely affect the success and profitability of our international operations.

Estimates of our reserves and future net revenues may be unreliable.

     Numerous uncertainties exist in estimating quantities of proved reserves and future net revenues from those reserves. The estimates of proved reserves and related future net revenues provided in this prospectus supplement and the accompanying prospectus are based on various assumptions, which may be inaccurate. Actual future production, oil and gas prices, revenues, taxes, capital expenditures, operating expenses, geologic success and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates and could materially affect the estimated quantities and future net revenues of proved reserves set forth in this prospectus supplement and the accompanying prospectus. In addition, we may be subject to downward or upward revisions based on production performance, purchases or sales of properties, results of future development, prevailing oil and gas prices and other factors. Therefore, you should not construe these estimates as estimates of the current market value of our proved reserves.

REGARDING THE NOTES

     In addition to the risks associated with our business, there are risks relating specifically to the notes that you should consider before making an investment decision. As described in more detail in this prospectus supplement, such as above in "The Offering" and below under "Description of Notes":

The notes will be effectively subordinated to certain of our debt.

     The notes and their guarantee will be senior unsecured obligations of Pioneer Natural Resources Company and Pioneer Natural Resources USA, respectively, and will rank equally with all of their other existing and future senior unsecured debt. However, the notes will be effectively subordinated to the secured indebtedness of Pioneer Natural Resources Company to the extent of the assets securing that indebtedness. See "Description of Existing Bank Indebtedness and Refinancing Commitments." At December 31, 1999, on a pro forma basis after giving effect to this offering and the application of our net proceeds from the sale of the notes, the notes and the guarantees would have been effectively subordinated to approximately $411.5 million of obligations that are secured by the stock of certain of our foreign subsidiaries. Any future borrowing under our existing bank credit facility will be permitted, subject to the applicable terms, conditions and limitations and to the provisions of the indenture governing the notes. Subject to certain limitations, we may incur additional secured debt.

     Because Pioneer Natural Resources Company is a holding company that conducts all its operations through subsidiaries, the notes will be effectively subordinated to all obligations of our subsidiaries that are not guarantors of the notes. At December 31, 1999, our subsidiaries that are not guarantors of the notes did not have any indebtedness, other than guarantees by some of those subsidiaries of the existing bank credit facility. In addition, the guarantee of the notes will terminate if the guarantor is released from its guarantees of our indebtedness under our existing bank credit facility but is not required to be reinstated if the guarantees under our existing bank credit facility are subsequently reinstated. In the event of any such termination, the notes would be effectively subordinated to all obligations of the guarantor.

     Any right of ours to receive assets of any of our subsidiaries upon their liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

Our holding company structure creates a dependence on the earnings of our subsidiaries and may impair our ability to repay the notes.

     Pioneer Natural Resources Company is a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through, its subsidiaries. Consequently, our ability to repay our debt, including the notes, depends on the earnings of our subsidiaries, as well as our ability to receive funds from such subsidiaries through dividends, repayment of intercompany notes or other payments. The ability of our subsidiaries to pay dividends, repay intercompany notes or make other advances to us is subject to restrictions imposed by applicable laws, tax considerations and the terms of agreements governing our subsidiaries.

A change of control may adversely affect our liquidity and require refinancing of our Credit Facilities.

     Upon a Change of Control (as defined below in "Description of Notes"), each holder of the notes will have the right to require us to repurchase all of such holder's notes at a price in cash equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, to the date of repurchase. See "Description of Notes -- Change of Control." A Change of Control would be a default under the Credit Facilities. If we could not obtain a waiver of such default, we would be required to repay the indebtedness under the Credit Facilities in full. See "Description of Existing Bank Indebtedness and Refinancing Commitments." Currently, after giving effect to the consummation of this offering and the application of our net proceeds, we would not have sufficient funds available to purchase all of the outstanding notes pursuant to a Change of Control offer or to repay all of our indebtedness under the Credit Facilities. In the event that a Change of Control occurs, we would likely be required to refinance our indebtedness under the Credit Facilities and the notes. There can be no assurance that we would be able to refinance such indebtedness or, if such refinancing were to occur, that such refinancing would be on terms favorable to us.

The guarantees by our subsidiary raise certain fraudulent conveyance considerations.

     Our obligations under the notes will be fully and unconditionally guaranteed by Pioneer Natural Resources USA. Various fraudulent conveyance laws could be utilized by a court to subordinate or avoid the guarantee. It is also possible that under certain circumstances a court could hold that the direct obligations of the guarantor could be superior to the obligations under the guarantee of the notes.

     To the extent that a court were to find that, at the time Pioneer Natural Resources USA entered into the guarantee, either:

     - the guarantee was incurred by the subsidiary guarantor with the intent to hinder, delay or defraud any present or future creditor or that the subsidiary guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others, or

     - the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing the guarantee and, at the time it issued the guarantee, the subsidiary guarantor:

          - was insolvent or rendered insolvent by reason of the issuance of the guarantee,

          - was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary guarantor constituted unreasonably small capital, or

          - intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured,

then the court could, among other things, void all or a portion of the guarantee of the notes, or subordinate the guarantee to other existing and future debt of the subsidiary guarantor. The result would be to entitle other creditors to be paid in full before any payment could be made on the guarantee of the notes. Among other things, a legal challenge to the guarantee might focus on the benefits, if any, realized by the subsidiary guarantor as a result of the issuance by us of the notes. To the extent the guarantee is avoided as a fraudulent conveyance or held unenforceable for any other reason, you would cease to have any claim against the guarantor and would be a creditor solely of Pioneer Natural Resources Company.

The notes currently have no established trading or other public market.

     We do not intend to apply for the listing of the notes on any national exchange or for quotation of the notes on any public market. We cannot assure you that any market for the notes will develop, or if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the price and liquidity of the notes could be adversely affected.

                                USE OF PROCEEDS

     We estimate that our net proceeds from this offering will be approximately $413.5 million after deducting underwriting discounts and expenses. We plan to use all of our net proceeds to repay revolving debt under our existing bank credit facility. Our repayment of revolving debt with the net proceeds from this offering will increase our proportion of fixed rate debt to total debt. We may enter into derivative interest rate swaps to effectively eliminate all, or a portion of, the increase in fixed rate debt. As of December 31, 1999, we had $825.0 million of borrowings outstanding under this revolving credit facility, bearing interest at a rate of 7.65% per year and having a final maturity of August 7, 2002. See "Description of Existing Bank Indebtedness and Refinancing Commitments."

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1999, our consolidated historical capitalization and consolidated as adjusted capitalization reflecting the issuance of the notes and our application of the net proceeds from the notes. You should read this table in conjunction with our consolidated financial statements and notes included elsewhere in this prospectus supplement.

                                                                 DECEMBER 31, 1999
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN MILLIONS)
Long-term debt:
  Current maturities of long-term debt......................  $      .8     $      .8
  Bank credit facility borrowings...........................      825.0         411.5
  8 7/8% senior notes due 2005..............................      150.0         150.0
  8 1/4% senior notes due 2007 (net of discount)............      149.5         149.5
  6 1/2% senior notes due 2008 (net of discount)............      348.5         348.5
  7 1/5% senior notes due 2028 (net of discount)............      249.9         249.9
  9 5/8% senior notes due 2010 (net of discount)............         --         423.5
  Other.....................................................       22.2          22.2
                                                              ---------     ---------
          Total long-term debt, including current
            maturities......................................    1,745.9       1,755.9
Stockholders' equity:
  Preferred stock, $.01 par value...........................         --            --
  Common stock, $.01 par value..............................        1.0           1.0
  Additional paid-in-capital................................    2,348.5       2,348.5
  Treasury stock............................................      (10.4)        (10.4)
  Accumulated deficit.......................................   (1,574.9)     (1,574.9)
  Accumulated other comprehensive income:
     Cumulative translation adjustment......................       10.4          10.4
                                                              ---------     ---------
          Total stockholders' equity........................      774.6         774.6
                                                              ---------     ---------
                    Total capitalization....................  $ 2,520.5     $ 2,530.5
                                                              =========     =========

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus supplement.

                                                               AS OF DECEMBER 31,
                                              -----------------------------------------------------
                                                1995       1996      1997(a)      1998       1999
                                              --------   --------   ---------   --------   --------
                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
     Oil and gas............................  $  375.7   $  396.9   $   536.8   $  711.5   $  644.6
     Natural gas processing.................      33.2       23.8          --         --         --
     Gas marketing..........................      76.8         --          --         --         --
     Interest and other(b)..................      11.4       17.5         4.3       10.4       89.7
     Gain (loss) on disposition of assets,
       net..................................      16.6       97.1         4.9        (.4)     (24.2)
                                              --------   --------   ---------   --------   --------
                                                 513.7      535.3       546.0      721.5      710.1
                                              --------   --------   ---------   --------   --------
  Costs and expenses:
     Oil and gas production.................     130.9      110.3       144.2      223.5      159.5
     Natural gas processing.................      25.9       12.5          --         --         --
     Gas marketing..........................      75.7         --          --         --         --
     Depletion, depreciation and
       amortization.........................     159.1      112.1       212.4      337.3      236.1
     Impairment of properties and
       facilities...........................     130.5         --     1,356.4      459.5       17.9
     Exploration and abandonments...........      27.5       23.0        77.2      121.9       66.0
     General and administrative.............      37.4       28.4        48.8       73.0       40.2
     Reorganization.........................        --         --          --       33.2        8.5
     Interest...............................      65.4       46.2        77.5      164.3      170.3
     Other(c)...............................      11.3        2.5         7.1       39.6       34.7
                                              --------   --------   ---------   --------   --------
                                                 663.7      335.0     1,923.6    1,452.3      733.2
                                              --------   --------   ---------   --------   --------
  Income (loss) before income taxes and
     extraordinary item.....................    (150.0)     200.3    (1,377.6)    (730.8)     (23.1)
  Income tax benefit (provision)............      45.9      (60.1)      500.3      (15.6)        .6
                                              --------   --------   ---------   --------   --------
  Income (loss) before extraordinary item...    (104.1)     140.2      (877.3)    (746.4)     (22.5)
  Extraordinary item........................       4.3         --       (13.4)        --         --
                                              --------   --------   ---------   --------   --------
  Net income (loss).........................  $  (99.8)  $  140.2   $  (890.7)  $ (746.4)  $  (22.5)
                                              ========   ========   =========   ========   ========
  Income (loss) before extraordinary item per share:
     Basic..................................  $  (2.96)  $   3.95   $  (16.88)  $  (7.46)  $   (.22)
                                              ========   ========   =========   ========   ========
     Diluted................................  $  (2.96)  $   3.47   $  (16.88)  $  (7.46)  $   (.22)
                                              ========   ========   =========   ========   ========
  Net income (loss) per share:
     Basic..................................  $  (2.84)  $   3.95   $  (17.14)  $  (7.46)  $   (.22)
                                              ========   ========   =========   ========   ========
     Diluted................................  $  (2.84)  $   3.47   $  (17.14)  $  (7.46)  $   (.22)
                                              ========   ========   =========   ========   ========
  Dividends per share.......................  $    .10   $    .10   $     .10   $    .10   $     --
                                              ========   ========   =========   ========   ========
  Weighted average shares outstanding.......      35.1       35.5        52.0      100.1      100.3
STATEMENT OF CASH FLOWS DATA:
  Cash flows from operating activities......  $  156.6   $  230.1   $   228.2   $  314.1   $  255.2
  Cash flows from investing activities......  $  (52.6)  $   13.7   $  (341.2)  $ (517.0)  $  199.0
  Cash flows from financing activities......  $ (107.9)  $ (245.4)  $   166.0   $  190.9   $ (479.1)

                                                               AS OF DECEMBER 31,
                                              -----------------------------------------------------
                                                1995       1996      1997(a)      1998       1999
                                              --------   --------   ---------   --------   --------
                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Working capital (deficit)(d)..............  $   31.5   $   26.1   $    46.6   $ (324.8)  $  (13.7)
  Property, plant and equipment, net........  $1,121.7   $1,040.4   $ 3,515.8   $3,034.1   $2,503.0
  Total assets..............................  $1,319.2   $1,199.9   $ 4,153.0   $3,481.3   $2,929.5
  Long-term debt............................  $  586.5   $  320.9   $ 1,943.7   $1,868.7   $1,745.1
  Preferred stock of subsidiary.............  $  188.8   $  188.8   $      --   $     --   $     --
  Total stockholders' equity................  $  411.0   $  530.3   $ 1,548.8   $  789.1   $  774.6

---------------
(a) Includes amounts relating to the acquisition of Mesa and Chauvco in August and December 1997, respectively.

(b) 1999 includes $41.3 million of option fees and $30.2 million of income associated with an excise tax refund (see note J of notes to consolidated financial statements included elsewhere in this prospectus supplement).

(c) 1998 and 1999 include non-cash mark-to-market charges for changes in the fair values of non-hedge financial instruments of $21.2 million and $27.0 million, respectively (see notes C and H of notes to consolidated financial statements included elsewhere in this prospectus supplement).

(d) The 1998 working capital deficit includes $306.5 million of current maturities of long-term debt (see note D of notes to consolidated financial statements included elsewhere in this prospectus supplement).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our financial information and our consolidated financial statements and notes to those statements included or incorporated by reference in this prospectus supplement. The following information contains forward-looking statements. For a discussion of limitations inherent in forward-looking statements, see "Forward-Looking Statements" in this prospectus supplement on page S-3.

1999 PERFORMANCE

     Our performance during 1999 was highlighted by:

     - significant improvements in oil, NGL and natural gas commodity prices,

     - our successful execution of operating measures focused on the enhancement of core assets and the divestiture of non-core assets,

     - continuation of cost containment measures implemented during 1998,

     - the reduction of outstanding indebtedness, and

     - favorable test results from our deep-water Gulf of Mexico exploration drilling program.

     During 1999, we reduced our capital expended on oil and gas property additions to $179.7 million, as compared to 1998 and 1997 oil and gas property expenditures of $507.3 million and $428.6 million, respectively. We also realized $420.5 million of proceeds from the divestiture of non-core United States and Canadian oil and gas properties, gas plants and other assets during 1999. We used the net cash proceeds of $390.5 million from the asset divestitures, together with net cash provided from operating activities, to reduce outstanding indebtedness by $429.3 million during 1999.

     We reported a net loss of $22.5 million ($.22 per share) for the year ended December 31, 1999, as compared to net losses of $746.4 million ($7.46 per share) and $890.7 million ($17.14 per share) for the years ended December 31, 1998 and 1997, respectively. In comparison to 1998, our 1999 results were positively impacted by improved commodity prices, a $79.2 million increase in interest and other income, the results of cost containment measures, reductions in outstanding indebtedness and significant reductions in provisions for the impairment of oil and gas properties and were negatively impacted by declines in production volumes due to asset divestitures, net losses recognized on asset divestitures and non-cash mark-to-market charges recognized on non-hedge derivative contracts.

     Commodity prices and production volumes. During 1999, crude oil, NGL and natural gas prices increased substantially from their depressed 1998 levels. Our average realized prices during 1999, including the effects of oil and gas price hedges, were $15.36 per Bbl of oil, $11.64 per Bbl of NGLs and $1.90 per Mcf of natural gas; as compared to average realized prices for oil, NGLs and natural gas of $13.08 per Bbl, $8.90 per Bbl and $1.82 per Mcf, respectively, during 1998; and, $18.51 per Bbl, $12.59 per Bbl and $2.20 per Mcf, respectively, during 1997. The effects of price volatility on our results of operations and net cash generated by operating activities during 1999 and 1998 were mitigated by the results of oil and gas price hedges and changes in production volumes. Primarily as a result of asset divestitures, our 1999 total production of oil, NGL and natural gas declined to 51,101 MBOE, as compared to total production of 62,875 MBOE and 35,363 MBOE, during 1998 and 1997, respectively.

     Asset divestitures. During 1999, 1998 and 1997, our divestitures generated net proceeds of $420.5 million, $21.9 million and $115.7 million, respectively, which resulted in 1999 and 1998 net losses of $24.2 million and $445 thousand, respectively, and a 1997 net gain of $5.0 million. Our 1999 asset divestitures were comprised of non-core United States and Canadian oil and gas properties, gas plants and other assets. We used the net cash proceeds from the 1999 asset divestitures to reduce our outstanding indebtedness, while the net cash proceeds from the 1998 and 1997 asset divestitures were used to provide funding for a portion of our capital expenditures.

     Cost containment. During 1999 and 1998, we executed a number of cost containment measures. These measures included the centralization of certain operating and administrative functions in Irving, Texas that were previously based in Midland, Texas; the closings of our regional offices in Oklahoma City, Oklahoma, Corpus Christi, Texas and Houston, Texas; the termination of 350 employees, including several officer positions; and reductions in salaries among senior officers. Those initiatives increased operational and administrative efficiencies by reducing production costs and general and administrative costs per BOE during 1999 to $3.12 and $.79, respectively, from $3.56 and $1.16, respectively, during 1998. We intend to sustain these initiatives during 2000 and the foreseeable future.

     Net cash provided by operating activities. Our net cash provided by operating activities was $255.2 million for the year ended December 31, 1999, as compared to $314.1 million for the year ended December 31, 1998 and $228.2 million for the year ended December 31, 1997. The decrease in net cash provided by operating activities during 1999 as compared to 1998 is primarily attributable to declines in production volumes, increases in operating receivables and repayments of operating payables, partially offset by increases in oil, NGL and natural gas commodity prices and reductions in operating costs. During 1998, we generated additional cash flow from increased production realized from previously acquired properties, offset partially by declining commodity prices and increased costs and expenses.

     Total debt and book capitalization. We reduced our total debt to $1.7 billion as of December 31, 1999, as compared to total debt of $2.2 billion and $1.9 billion, respectively, at December 31, 1998 and 1997. We strive to maintain our outstanding indebtedness at a moderate level in order to provide sufficient financial flexibility to react to future opportunities. Our total book capitalization at December 31, 1999 was $2.5 billion, consisting of total debt of $1.7 billion and stockholders' equity of $.8 billion. Consequently, our debt to total capitalization decreased to 69% at December 31, 1999 from 73% at December 31, 1998.

     Exploration and drilling results. During 1999, we completed drilling 304 gross wells (209 net wells), of which 284 gross wells (195 net wells) were successfully placed on production, representing a 93% success rate.

     We focused our 1999 exploratory drilling in the United States Gulf of Mexico, Argentina and Canada. We completed drilling 48 gross exploratory wells (38 net wells) during 1999, of which 32 gross exploratory wells (29 net wells) successfully discovered proved oil, NGL and gas reserves, representing a 67% success rate. Our most significant discovery during 1999 was our first deep-water Gulf of Mexico venture at Mississippi Canyon Block 305, the Aconcagua prospect, that we drilled to a total depth of 14,000 feet, encountering a hydrocarbon-bearing section of over 200 gross feet. We have a 25% working interest in the block. An appraisal well on the Aconcagua prospect was commenced during February 2000. We commenced our second deep-water Gulf of Mexico well during the second quarter of 1999, which was unsuccessful. During the fourth quarter of 1999, we commenced our third deep-water exploratory well on the Devil's Tower prospect in Mississippi Canyon block 773. We announced a discovery on the Devil's Tower prospect during February 2000. The well was drilled to a total depth of 15,625 feet and encountered a significant number of hydrocarbon-bearing sands. We have a 15.8% working interest in the discovery. An appraisal well is scheduled to commence on the Devil's Tower prospect during the second quarter of 2000. In addition to the appraisal wells on the Aconcagua and Devil's Tower prospects, we plan to drill four to six Gulf Coast area exploratory wells during 2000.

     We also plan to drill exploratory wells in Argentina, Canada and South Africa during 2000. During 1999, we drilled 33 gross exploratory wells (31 net wells) in Argentina, with a 76% success rate. In South Africa, we have scheduled three exploratory wells to be commenced during 2000, of which one is an appraisal well on our Sable oil discovery.

2000 OUTLOOK

     We expect our results of operations and financial condition in 2000 to be significantly affected by the rising trend in commodity prices that has occurred as a result of decreases in oil and gas supplies relative to demand for those commodities. The most significant of those factors has been the decrease in crude oil exports during 1999 by members of the Organization of Petroleum Exporting Countries ("OPEC") and other crude oil exporting nations. During 2000, the favorable commodity price environment presently impacting the oil and gas industry may continue; however we are continuing our debt reduction and cost containment measures to protect our net asset values from a commodity price down-turn. If OPEC and the other crude oil exporting nations were to increase crude oil supplies relative to demand, crude oil prices could again begin to decline, which could have a significant negative impact on our results of operations and net cash provided or used by operating activities, and could result in additional impairment of the carrying values of our oil and gas properties and deferred tax assets.

     During 2000, we plan to limit capital expended for oil and gas property additions to approximately $250 million, of which approximately $50 million has been budgeted for exploration expenditures and $200 million has been budgeted for exploitation projects. Our long-lived reserves and dependable production in the Hugoton and West Panhandle gas fields and Spraberry oil field allow us the flexibility necessary to make significant changes in our capital allocation plans without significantly impacting near term production volumes. Our 2000 exploitation budget is allocated approximately 55% to the United States, 25% to Argentina and 20% to Canada. We plan to concentrate our exploration drilling in the Gulf of Mexico, the onshore Gulf Coast area, Argentina and South Africa. We have budgeted exploratory expenditures of approximately $25 million each for the United States Gulf Coast area and international areas during 2000. During 2000, we will continue to use excess of cash provided by operating activities over capital expenditures for oil and gas producing activities to reduce outstanding indebtedness.

RESULTS OF OPERATIONS

     Oil and gas revenues. Revenues from oil and gas operations totaled $644.6 million in 1999, $711.5 million in 1998 and $536.8 million in 1997, representing a 9% decrease from 1998 to 1999 and a 33% increase from 1997 to 1998. The revenue decrease from 1998 to 1999 is reflective of a 19% decrease in BOE production, partially offset by price increases of 17%, 31% and 4%, respectively, for oil, NGL and natural gas. The revenue increase from 1997 to 1998 is reflective of a 78% increase in BOE production, offset by a 29%, 29% and 17% decline in prices for oil, NGLs and gas, respectively, from 1997 to 1998.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Total production:
  Oil (MBbls)...............................................    13,618     21,554     15,454
  NGLs (MBbls)..............................................     4,267     10,669      9,237
  Gas (MMcf)................................................   104,868    183,913    158,457
  Total (MBOE)..............................................    35,363     62,875     51,101
Average daily production:
  Oil (Bbls)................................................    37,309     59,052     42,339
  NGLs (Bbls)...............................................    11,691     29,231     25,308
  Gas (Mcf).................................................   287,309    503,872    434,130
Average prices:
  Oil (per Bbl).............................................  $  18.51   $  13.08   $  15.36
  NGL (per Bbl).............................................  $  12.59   $   8.90   $  11.64
  Gas (per Mcf).............................................  $   2.20   $   1.82   $   1.90
Percentage annual price increase (decrease):
  Oil.......................................................        (7)       (29)        17
  NGL.......................................................       N/A        (29)        31
  Gas.......................................................        (3)       (17)         4

     On a BOE basis, production declined by 19% for the year ended December 31, 1999, as compared to the same period in 1998. The decline in production was primarily attributable to asset divestitures, but also reflects the deferral of oil well completions at the end of 1998 and beginning of 1999 until oil prices recovered, and normal well production declines. Excluding the production associated with 1999 and 1998 asset divestitures, production declined by 9% during the year ended December 31, 1999, as compared to the same period in 1998.

     Production volumes for 1998 increased by 78% from 35,363 MBOE to 62,875 MBOE. This increase was primarily reflective of a full year of production realized from certain previously acquired properties, but also was impacted favorably by our exploration and exploitation projects. The acquired properties contributed 97% of the production growth from 1997 to 1998. Excluding the production associated with these properties and other properties sold during 1998 and 1997, production increased 9% during 1998, as compared to 1997, on a BOE basis.

  Hedging activities

     The oil and gas prices that we report are based on the market price received for the commodities adjusted by the results of our hedging activities. We utilize commodity derivative contracts such as swaps, futures and options in order to reduce the effect of the volatility of price changes on the commodities we produce and sell, support our annual capital budgeting and expenditure plans, and lock in prices to protect the economics related to certain capital projects.

     Crude oil. All material purchase contracts governing our oil production are tied directly or indirectly to NYMEX prices. The average oil price per Bbl that we report includes the effects of oil quality, gathering and transportation costs and the net effect of the oil hedges. Our average realized prices for physical oil sales, excluding hedge results, for the years ended December 31, 1999, 1998 and 1997 were $16.23 per Bbl, $11.93 per Bbl and $19.09 per Bbl, respectively. During the year ended December 31, 1999, we recorded a $13.4 million net decrease to oil revenues as a result of our oil price hedges. We recorded a net increase to oil revenues of $24.8 million and a net decrease to oil revenues of $7.9 million for the years ended December 31, 1998 and 1997, respectively, as a result of our oil price hedges.

     Natural gas liquids. During 1999 and 1998, we did not enter into natural gas liquids price hedge contracts. During 1997, we employed a policy of hedging natural gas liquids based on actual product prices in order to mitigate some of the volatility associated with NYMEX pricing. Our average realized prices for physical natural gas liquids sales (excluding hedge results) for the years ended December 31, 1999, 1998 and 1997 were $11.64 per Bbl, $8.90 per Bbl and $12.61 per Bbl, respectively. During 1997, we recorded a net decrease to natural gas liquids revenue of $77,600 as a result of natural gas liquids hedges.

     Natural gas. We employ a policy of hedging gas production based on the index price upon which the gas is actually sold in order to mitigate the basis risk between NYMEX prices and actual index prices. The average gas price per Mcf that we report includes the effects of Btu content, gathering and transportation costs, gas processing and shrinkage and the net effect of the gas hedges. Our average realized prices for physical gas sales (excluding hedge results) for the years ended December 31, 1999, 1998 and 1997 were $1.84 per Mcf, $1.80 per Mcf and $2.41 per Mcf, respectively. For the year ended December 31, 1999, we recorded a net increase to gas revenues of $9.4 million as a result of our gas price hedges. We recorded a net increase to gas revenues of $3.6 million and a net decrease of $21.9 million for the years ended December 31, 1998 and 1997, respectively, as a result of our gas price hedges.

     Interest and other revenue. We recorded interest and other income totaling $89.7 million, $10.5 million and $4.3 million during 1999, 1998 and 1997, respectively. The significant increase in interest and other income during 1999 is primarily attributable to non-recurring option fees and excise tax refunds recognized during 1999. In December 1998, we announced the sale of an exclusive and irrevocable option to a third party to purchase certain oil and gas properties and other assets. In consideration for the option, the third party paid an option fee of $41.3 million to us, consisting of $29.3 million of cash and the third party's common stock that was then valued at $12.0 million. The third party's option lapsed by its terms during the first quarter of 1999. During the second quarter of 1999, we entered into a purchase and sale agreement with the third party that was not completed as specified by the terms of the agreement and, as a result thereof, we received liquidated damages of additional shares of the third party's common stock valued at $.5 million. During 1999, we recognized other revenue of $41.8 million as a result of the transactions with the third party. We also received a $30.2 million refund of excise taxes during 1999. Due to the uncertainty surrounding the collectability of this refund, we were not carrying it as an asset. Accordingly, we recognized the tax refund as other revenue during 1999.

     Gain (loss) on disposition of assets. During 1998, we announced measures to increase our financial flexibility and to safeguard net asset values. Those measures included the enactment of an operating strategy focused on the enhancement of core assets and the divestiture of non-core assets, continuation of cost containment measures and the reduction of outstanding indebtedness. During 1999, we completed the asset divestiture phase of the measures referred to above. As a result, we realized net divestment proceeds from asset divestitures of $420.5 million during 1999 and recorded an associated net loss on disposition of assets of $24.2 million. We used the net cash proceeds from the 1999 asset divestitures to reduce outstanding indebtedness.

     Production costs. Total production costs per BOE decreased in 1999 and 1998 by approximately 12% and 13%, respectively. The primary component of production costs, lease operating expense, declined by 13% in 1999 and remained constant in 1998. Workover costs declined by 20% and 52%, respectively, in 1999 and 1998. These costs represent the majority of the oil and gas property operating expenses over which we have control and the costs on which we have focused our reduction efforts. Production taxes, which are correlated with volumes and prices, declined 3% in 1999 and 51% in 1998, reflecting the declines in volumes during 1999 and commodity prices during 1998. The operating margins from our gas plants (i.e., third party processing revenues less processing costs and expenses) are included in oil and gas production costs, specifically lease operating expense, which resulted in decreases in lease operating expense per BOE during 1999 and 1997 of $.11 and $.07, respectively, and an increase in lease operating expense per BOE of $.05 during 1998. The reductions in lease operating expense during the years ended December 31, 1999 and 1998 are primarily due to the cost containment we initiated measures during 1998, and to the divestment of high operating cost properties during 1999 (see "1999 Performance" above and note K of notes to consolidated financial statements included elsewhere in this prospectus supplement).

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1998     1999
                                                              ------   ------   ------
                                                                     (PER BOE)
Lease operating expense.....................................  $3.02    $3.04    $2.63
Production taxes............................................    .81      .40      .39
Workover costs..............................................    .25      .12      .10
                                                              -----    -----    -----
     Total production costs.................................  $4.08    $3.56    $3.12
                                                              =====    =====    =====

     Depletion expense. Depletion expense per BOE decreased 17% during 1999 to $4.27 in 1999 from $5.13 in 1998 and 11% in 1998 from $5.78 in 1997. The decrease in 1999 depletion expense per BOE is primarily attributable to the impact on proved reserves of improving commodity price outlooks and to the impairment of the per BOE carrying values of our proved oil and gas properties during the years ended December 31, 1998 and 1997. The decrease in 1998 depletion expense per BOE was primarily due to the 1997 impairment of the per BOE carrying values of our proved oil and gas properties.

     Impairment of oil and gas properties. We review our oil and gas producing properties for impairment whenever events or circumstances indicate a decline in the recoverability of the carrying value of our assets may have occurred. A combination of declining commodity prices in 1998 and 1997, our outlook for future commodity prices, and 1998 performance issues relative to certain oil and gas properties, prompted impairment reviews. As a result of these reviews, we recognized non-cash charges of $312.2 million and $1.4 billion in 1998 and 1997, respectively, related to our proved oil and gas properties.

     We periodically assess our unproved properties to determine whether they have been impaired. An unproved property may be impaired if we do not intend to drill the prospect as a result of downward revisions to potential reserves, if the results of exploration or our outlook for future commodity prices indicate that the potential reserves are not sufficient to generate net cash flows to recover the investment required by the project, or if we intend to sell the property for less than its carrying value. We have assessed our unproved oil and gas properties for impairment and, during the years ended December 31,

1999 and 1998, recognized non-cash impairment charges of $17.9 million and $147.3 million, respectively, to reduce the carrying value of our unproved oil and gas properties.

     Neither the longevity nor the extent of the current trend of increasing commodity prices can be assessed with any degree of certainty. A resumption of the 1998 trend towards declining commodity prices, or other relevant factors, could result in further impairment provisions to the carrying value of our proved and unproved properties, which could have a material adverse effect on our financial condition and results of operations.

     Exploration and abandonments/geological and geophysical costs. Exploration and abandonments/ geological and geophysical costs totaled $66.0 million, $121.9 million and $77.2 million for the years ended December 31, 1999, 1998 and 1997, respectively. The following table sets forth the components of our 1999, 1998 and 1997 exploration and abandonments/geological and geophysical costs:

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1997       1998      1999
                                                              -------   --------   -------
                                                                     (IN THOUSANDS)
Exploratory dry holes:
  United States.............................................  $27,183   $ 15,737   $15,591
  Argentina.................................................      252      4,426     3,441
  Canada....................................................       --      1,949       978
  Other foreign.............................................    5,442      9,486      (275)
Geological and geophysical costs:
  United States.............................................   37,987     42,755    17,207
  Argentina.................................................    1,570      9,999     3,399
  Canada....................................................       --     14,244       315
  Other foreign.............................................       --      3,851     7,498
Leasehold abandonments and other............................    4,726     19,411    17,820
                                                              -------   --------   -------
                                                              $77,160   $121,858   $65,974
                                                              =======   ========   =======

     We spent approximately 31% of our 1999 exploration/exploitation capital on exploratory projects as compared to 30% in 1998 and 28% in 1997. The decrease in 1999 exploratory costs is primarily attributable to our curtailed 1999 capital program, as evidenced by reductions in all categories of exploration, abandonments, geological and geophysical costs as compared to 1998. The increase in 1998 exploratory costs was primarily due to the initial expenditures made to explore certain acquired Argentine and Canadian properties and our exploration program in South Africa. We currently anticipate that our 2000 exploration efforts will be concentrated in the Gulf of Mexico, onshore Gulf Coast area, Argentina and South Africa.

     Interest and administrative expenses. Interest and general and administrative expenses were $170.3 million and $40.2 million, respectively, during 1999, as compared to $164.3 million and $73.0 million, respectively, during 1998, and $77.5 million and $48.8 million, respectively, during 1997. On a per BOE basis, interest and general and administrative expenses were $3.33 and $.79, respectively, during 1999, as compared to $2.61 and $1.16, respectively, during 1998, and $2.19 and $1.38, respectively, during 1997. The increase in interest expense during 1999 is due to the higher debt levels carried over from 1998. We expect our interest expense to decline in 2000 from the expense levels incurred during 1999 and 1998. The decline in administrative expense during 1999, and the anticipated decline in interest expense during 2000, are a direct result of the financial measures enacted to contain costs and reduce outstanding indebtedness. The increases in total interest and administrative expenses during 1998 were due to our having incurred a full year of interest on the debt incurred as a result of the Mesa and Chauvco acquisitions and to fund the capital expenditures of 1998, and to administer our larger infrastructure and before the effects of our reorganization measures enacted in 1998 could be realized. On a per BOE basis, interest expense increased in 1999, after having declined in 1998, primarily due to production variances associated with the 1999 asset divestitures and to the postponement of oil well completions at the end of

1998 due to low oil commodity prices. The decline in per BOE administrative expense is due to the reorganization measures we initiated during 1998. Those reorganization measures included the centralization in Irving, Texas of certain operational and administrative functions previously based in Midland, Texas; the closings of our regional offices in Oklahoma City, Oklahoma, Corpus Christi, Texas, and Houston, Texas; the elimination of approximately 350 employee positions; and other initiatives. As a direct result of those measures, we recognized reorganization charges of $8.5 million and $33.2 million, respectively, during 1999 and 1998.

     Other expenses. Other expenses were $34.7 million during 1999, as compared to $39.6 million during 1998 and $7.1 million during 1997. Other expenses recognized during 1999 were primarily attributable to fluctuations in mark-to-market provisions on derivative financial instruments. Mark-to-market provisions in 1999 included $21.2 million associated with non-hedge commodity derivatives and $11.9 million associated with four million shares of common stock of a closely held, non-affiliated, public entity, the investment in which we divested during the second quarter of 1999; partially offset by $5.9 million of mark-to-market income recognized on a series of forward foreign exchange swap agreements and income of $.2 million associated with our Btu swap agreements. Other expense for 1998 included, and increased primarily as a result of, $20.5 million of mark-to-market adjustments of non-hedge foreign currency and Btu swap agreements; a $9.6 million write-off of deferred compensation arising from change of control features in our incentive plans; $4.4 million of other expenses associated with our operations in Argentina and Canada; and a $2.3 million increase in bad debt expense. Other expense for 1997 included a $5.2 million mark-to-market charge associated with the Btu swap agreements.

     Income tax provisions (benefits). Due to uncertainties regarding our ability to realize net operating loss carryovers and tax credit carryovers prior to their scheduled expirations, we did not recognize deferred income tax benefits associated with our operating results for 1999 and 1998. Additionally, during 1998, our net loss was impacted by a $271.1 million valuation allowance recognized to reduce the carrying value of our deferred tax assets. Although realization is not assured for the remaining deferred tax asset, we believe it is more likely than not that they will be realized through future taxable earnings or alternative tax planning strategies. However, the net deferred tax assets could be reduced further if our estimate of taxable income in future periods is significantly reduced or alternative tax planning strategies are no longer viable. As a result of this situation, it is likely that our effective tax rate in 2000 will be minimal. If we recognize income before income taxes in 2000, our effective tax rate will be reduced to the extent that taxable earnings are recognized in those tax jurisdictions relative to which we have established our valuation allowance.

     Extraordinary items. On December 18, 1997, we completed a cash tender offer for a significant portion of our 11 5/8% senior subordinated discount notes due 2006 and the 10 5/8% senior subordinated notes due 2006 (the "10 5/8% Notes") (collectively, the "Subordinated Notes") for a redemption price of $829.90 and $1,171.40, respectively, per $1,000 tendered plus any interest accrued on the 10 5/8% Notes (the "Tender Offer"). As a result of the Tender Offer, we recognized an extraordinary loss on early extinguishment of debt of $11.9 million, net of a related tax benefit of $6.4 million, during the fourth quarter of 1997. We financed the purchase price of the Subordinated Notes tendered in the offer with borrowings under our existing bank credit facility.

CAPITAL COMMITMENTS, CAPITAL RESOURCES AND LIQUIDITY

     Capital commitments. Our primary needs for cash are for exploration, development and acquisitions of oil and gas properties, repayment of principal and interest on outstanding indebtedness and working capital obligations.

     Our cash expenditures for additions to oil and gas properties, including individual property acquisitions, but not including company acquisitions, during 1999, 1998 and 1997 totaled $179.7 million, $507.3 million and $428.6 million, respectively. The $327.6 million, or 65%, decline in 1999 capital expenditures as compared to the expenditures of 1998 resulted from the 1999 capital expenditures budget curtailments we announced at the end of 1998. The 1999 expenditures include $142.0 million of development and exploratory drilling and seismic costs, of which $98.6 million, or 69%, were development expenditures. During 1999, $77.6 million, or 55%, of our drilling and seismic expenditures occurred in the United States, of which amount $39.2 million, or 51%, were expended in the Gulf Coast area; $33.3 million, or 43%, were expended in the Permian Basin area; and, $4.9 million, or 6%, were expended in the Mid Continent area. Also during 1999, we expended $64.4 million, or 45%, of our drilling and seismic capital internationally in Argentina ($34.6 million, or 54% of international drilling and seismic expenditures), Canada ($26.1 million, or 41% of international drilling and seismic expenditures) and other international areas ($3.7 million, or 5% of international drilling and seismic expenditures), including South Africa and Gabon. The 1998 amount includes $450.3 million of development and exploratory drilling and seismic costs, of which $332.0 million, or 74%, were development expenditures. During 1998, $308.2 million, or 68%, of our drilling and seismic expenditures occurred in the United States, of which $167.4 million, or 54%, were expended in the Gulf Coast area and $112.6 million, or 37%, was expended in the Permian Basin area. Also, during 1998, we expended $142.1 million, or 32%, of our drilling and seismic capital in our international regions, located in Argentina ($57.5 million, or 13% of worldwide drilling and seismic expenditures), Canada ($65.8 million, or 15% of worldwide drilling and seismic expenditures) and other international areas ($18.8 million, or 4% of worldwide drilling and seismic expenditures), including South Africa and Gabon. The 1997 amount includes $292.6 million for development and exploratory drilling when our drilling activities were focused primarily in the Spraberry field of the Permian Basin. Significant drilling expenditures in 1997 included $99.0 million in the unitized portion of the Spraberry field of the Permian Basin (including $47.6 million in the Driver unit, $12.7 million in the Preston unit, $12.6 million in the Shackelford unit, $12.2 million in the North Pembrook unit and $10.5 million in the Merchant unit), $14.9 million in other portions of the Spraberry field, $46.5 million in other areas of the Permian Basin, $91.3 million in the onshore and offshore Gulf Coast region, $29.9 million in the Mid Continent region and $11.0 million in Argentina and Guatemala.

     We have set our 2000 capital expenditure budget at $250 million. We expect capital expenditures for 2000 to include $200 million for exploitation activities and $50 million for exploration activities. We expect that cash provided by operating activities during 2000 will exceed the 2000 capital expenditure budget. To the extent that cash provided by operating activities exceed capital expenditures during 2000, we intend to further reduce our outstanding debt. We budget our capital expenditures based on projected internally-generated cash flows and routinely adjust the level of our capital expenditures in response to anticipated changes in cash flows.

     Funding for our working capital obligations is provided by internally-generated cash flow. Funding for the repayment of principal and interest on outstanding debt and our capital expenditure program may be provided by any combination of internally-generated cash flow, proceeds from the disposition of non-strategic assets or alternative financing sources as discussed in "Capital Resources" below.

  Capital Resources

     Our primary capital resources are net cash provided by operating activities, proceeds from financing activities and proceeds from sales of non-strategic assets. We expect that these resources will be sufficient to fund our capital commitments and allow further reductions in debt in 2000.

     Operating activities. Net cash provided by operating activities during 1999, 1998 and 1997 were $255.2 million, $314.1 million and $228.2 million, respectively. Net cash provided by operating activities during 1999 decreased 19% from that of 1998 primarily as a result of declines in production volumes due to oil and gas property divestitures, partially offset by increases in commodity prices and decreases in production and administrative costs. Net cash provided by operating activities during 1999, as compared to that of 1998, also declined as a result of increases in working capital associated with operating activities. Net cash provided by operating activities in 1998 increased 38% over that of 1997 as a result of the increased production realized from certain acquired properties, partially offset by declining commodity prices and increased general and administrative expenses, reorganization expenditures, and interest expense. Net cash provided by operating activities in 1997 was comparable to that of 1996. Increased production in 1997 was offset by increased general and administrative expenses and interest expenses and the payment of certain assumed liabilities, including severance payments made to former employees.

     Financing activities. We were a borrower under three bank credit facilities which provided for total credit of $1.4 billion as of December 31, 1998. One of the credit facilities expired by its terms in the third quarter of 1999 and was not extended. During the first quarter of 1999, we and the participating banks amended the other two credit facilities by consolidating them into the existing bank credit facility. Under the terms of the existing bank credit facility, we agreed to reduce the total loan commitments by $410 million by December 31, 1999, increase the interest rate margin on LIBOR Rate advances to 250 basis points, and certain other amendments. The existing credit facility contains various debt covenants, the most restrictive being the maintenance of a ratio of outstanding senior debt to quarterly annualized earnings before interest, depletion, depreciation, amortization, income tax, exploration and abandonment and other non-cash expenses ("EBITDAX") not to exceed 4.25 to one through March 31, 2000, and 3.5 to one as of the end of each quarter thereafter. Other restrictive compliance requirements include limits on the incurrence of additional indebtedness and certain types of liens and restrictions as to merger, sale or transfer of assets and transactions without the lenders' consent. During 1999, we reduced our loan commitments under the existing bank credit facility to $939.6 million in early compliance with the loan commitment reduction requirement. As a result of the loan commitment reduction and our compliance with other existing bank credit facility covenants as of December 31, 1999, the interest rate margin on LIBOR Rate advances had been reduced to 187.5 basis points. We have obtained commitments, subject to various conditions, for the full amount of a $600 million proposed credit facility to replace the existing credit facility. See "Description of Existing Bank Indebtedness and Refinancing Commitments" for a more detailed description of the proposed credit facility and the conditions to such facility.

     At December 31, 1999, our principal additional senior debt issuances consisted of (i) $150 million aggregate principal amount of 8 7/8% senior notes due in 2005; (ii) $150 million aggregate principal amount of 8 1/4% senior notes due in 2007; (iii) $350 million aggregate principal amount of 6 1/2% senior notes due in 2008; and, (iv) $250 million aggregate principal amount of 7 1/5% senior notes due in 2028. The weighted average interest rate for the year ended December 31, 1999 on this indebtedness was 7.81% as compared to 7.16% for the year ended December 31, 1998 and 7.04% for the year ended December 31, 1997, taking into account the effect of interest rate swaps.

     As we continue to pursue our strategy, we may utilize alternative financing sources, including the issuance for cash of fixed rate long-term public debt, convertible securities or preferred stock. We may also issue securities in exchange for oil and gas properties, stock or other interests in other oil and gas companies or related assets. Additional securities may be of a class preferred to common stock with respect to such matters as dividends and liquidation rights and may also have other rights and preferences as determined by our Board of Directors.

     Sales of non-strategic assets. During 1999, 1998 and 1997, proceeds from the sale of non-strategic assets totaled $420.5 million, $21.9 million and $115.7 million, respectively. Our 1999 asset divestitures were comprised of non-strategic United States and Canadian oil and gas properties, gas plants and other assets. The net cash proceeds from the 1999 asset divestitures were used to reduce our outstanding indebtedness. The proceeds from the 1998 and 1997 asset divestitures were primarily utilized to provide funding for a portion of our capital expenditures during those years.

     Liquidity. At December 31, 1999, we had $34.8 million of cash and cash equivalents on hand, compared to $59.2 million at December 31, 1998. Our ratio of current assets to current liabilities was 0.93 at December 31, 1999 and 0.38 at December 31, 1998.

OTHER ITEMS

     Year 2000 project readiness. As the year 2000 was approaching, the inability of some computer programs and embedded technologies to distinguish between "1900" and "2000" gave rise to the "Year 2000" problem. Such computer programs and related technology were at risk to fail outright or communicate inaccurate data, if not remediated or replaced. With the proliferation of electronic data interchange, the Year 2000 problem represented a significant exposure to the entire global community, the full extent of which could not be accurately assessed prior to the year 2000.

     In proactive response to the Year 2000 problem, we established a "Year 2000" project that assessed, to the extent possible, our internal Year 2000 problem; took remedial actions necessary to minimize the Year 2000 risk exposure to us and significant third parties with whom we have data interchange; and tested our systems and processes once remedial actions were taken. We contracted with IBM Global Services to perform the assessment and remedial phases of our Year 2000 project. Our total costs related to the Year 2000 problem were $2.5 million, which was funded from working capital.

     We have closely monitored our information and non-information technology systems since the beginning of 2000 and have identified no significant Year 2000 failures or problems. We will continue to monitor Year 2000 risks and issues. There can be no assurances that unforeseen problems will not be encountered in the future.

     Proposal to acquire partnerships. On September 8, 1999, Pioneer Natural Resources USA filed a preliminary proxy statement with the SEC proposing an agreement and plan of merger to the limited partners of 25 publicly-held Parker & Parsley limited partnerships. Pioneer Natural Resources USA is the managing partner of the Parker & Parsley limited partnerships. The preliminary proxy statement is non-binding and is subject to, among other things, consideration of offers from third parties to purchase any partnership or its assets, the majority approval of the limited partners in each partnership and the resolution of SEC review comments. We are continuing to evaluate the feasibility of the proposed agreement and plan of merger; however, the current commodity price outlook has diminished the likelihood that the proposed agreement and plan of merger will be consummated.

     Accounting for derivatives. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

     In June 1999, the FASB issued Statement of Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- and amendment of FASB Statement 133" ("SFAS 137"). SFAS 137 defers the effective date for SFAS 133 to fiscal years beginning after June 15, 2000. We have not determined what effect, if any, SFAS 133 will have on our consolidated financial statements.

                                   MANAGEMENT

     The following table sets forth information about our directors and executive officers as of the date of this prospectus supplement.

NAME                                        AGE                    POSITION
----                                        ---                    --------
Scott D. Sheffield........................  47    Chairman of the Board, President and Chief
                                                  Executive Officer
Timothy L. Dove...........................  43    Executive Vice President and Chief
                                                  Financial Officer
Dennis E. Fagerstone......................  51    Executive Vice President
Mark L. Withrow...........................  52    Executive Vice President, General Counsel
                                                  and Secretary
Danny L. Kellum...........................  45    Vice President -- Domestic Operations
James R. Baroffio.........................  68    Director
R. Hartwell Gardner.......................  65    Director
James L. Houghton.........................  69    Director
Jerry P. Jones............................  68    Director
Richard E. Rainwater......................  55    Director
Charles E. Ramsey, Jr. ...................  63    Director
Robert L. Stillwell.......................  63    Director

     Scott D. Sheffield. Mr. Sheffield, a graduate of the University of Texas with a Bachelor of Science degree in Petroleum Engineering, has been the President and Chief Executive Officer of the Company since August 1997, and assumed the position of Chairman of the Board in August 1999. He was the President and a director of Parker & Parsley since May 1990 and was the Chairman of the Board and Chief Executive Officer of Parker & Parsley since October 1990. Mr. Sheffield was the sole director of Parker & Parsley from May 1990 until October 1990. Mr. Sheffield joined Parker & Parsley Development Company ("PPDC"), a predecessor of Parker & Parsley, as a petroleum engineer in 1979. Mr. Sheffield served as Vice President -- Engineering of PPDC from September 1981 until April 1985, when he was elected President and a director. In March 1989, Mr. Sheffield was elected Chairman of the Board and Chief Executive Officer of PPDC. Before joining PPDC's predecessor, Mr. Sheffield was employed as a production and reservoir engineer for Amoco Production Company.

     Timothy L. Dove. Mr. Dove became Executive Vice President -- Chief Financial Officer of the Company in February 2000. Prior to that time, Mr. Dove had served as the Company's Executive Vice President -- Business Development since August 1997. Mr. Dove joined Parker & Parsley in May 1994 as Vice President -- International and was promoted to Senior Vice President -- Business Development in October 1996, in which position he served until August 1997. Before joining Parker & Parsley, Mr. Dove was employed with Diamond Shamrock Corp., and its successor, Maxus Energy Corp, in various capacities in international exploration and production, marketing, refining, and planning and development. Mr. Dove earned a Bachelor of Science degree in Mechanical Engineering from Massachusetts Institute of Technology in 1979 and received his M.B.A. in 1981 from the University of Chicago.

     Dennis E. Fagerstone. Mr. Fagerstone, a graduate of the Colorado School of Mines with a B.S. in Petroleum Engineering, became an Executive Vice President of the Company in August 1997. Mr. Fagerstone served as Executive Vice President and Chief Operating Officer of Mesa from March 1997, until August 1997. Mr. Fagerstone served as Senior Vice President and Chief Operating Officer of Mesa from October 1996 to February 1997, and served as Vice President -- Exploration and Production of Mesa from May 1991 to October 1996. Mr. Fagerstone served as Vice President -- Operations of Mesa from June 1988 until May 1991.

     Mark L. Withrow. Mr. Withrow, a graduate of Abilene Christian University with a Bachelor of Science degree in Accounting and Texas Tech University with a Juris Doctorate degree, has been the Executive Vice President, General Counsel and Secretary of the Company since August 1997. He served as Vice
President -- General Counsel of Parker & Parsley from February 1991 until January 1995, and served as Senior Vice President, General Counsel of Parker & Parsley from January 1995 until August 1997. He was Parker & Parsley's Secretary from August 1992 until August 1997. Mr. Withrow joined PPDC in January 1991. Before joining PPDC, Mr. Withrow was the managing partner of the law firm of Turpin, Smith, Dyer, Saxe & MacDonald, Midland, Texas.

     Danny L. Kellum. Mr. Kellum received a Bachelor of Science degree in Petroleum Engineering from Texas Tech University in 1979. After a brief career with Mobil Oil Corporation he joined Parker & Parsley in 1981 in the capacity of Operations Engineer. He served as the Spraberry District Manager from 1989 until 1994 and as Vice President of the Spraberry and Permian Divisions for Parker & Parsley until August of 1997. He served Pioneer as Vice President of the Company's Permian Division until November 1998, Vice President of U.S. Domestic Operations for the Company and currently serves as Vice President -- Domestic Operations.

     James R. Baroffio. Dr. Baroffio received a B.A. in Geology at the College of Wooster, Ohio, an M.S. in Geology at Ohio State University, and a Ph.D. in Geology at the University of Illinois. Before becoming a director of the Company in December 1997, Dr. Baroffio enjoyed a long career with Standard Oil Company of California, the predecessor of Chevron Corporation, eventually retiring as President of Chevron Canada Resources in 1994. Dr. Baroffio was President-elect of the Colorado Petroleum Association, a member of the Board of Directors of the Rocky Mountain Oil & Gas Association, and Chairman of the U.S. National Committee of the World Petroleum Congress. His community leadership positions included membership on the Board of Directors of Glenbow Museum and the Nature Conservancy of Canada, as well as serving as President of the Alberta Nature Conservancy.

     R. Hartwell Gardner. Mr. Gardner became a director of the Company in August 1997. He served as a director of Parker & Parsley from November 1995 until August 1997. Mr. Gardner graduated from Colgate University with a Bachelor of Arts degree in Economics and then earned an M.B.A. from Harvard University. Until October 1, 1995, Mr. Gardner was the Treasurer of Mobil Oil Corporation and Mobil Corporation from 1974 and 1976, respectively. Mr. Gardner is a member of the Financial Executives Institute of which he served as Chairman in 1986 and 1987 and is a Director of Oil Investment Corporation Ltd. and Oil Casualty Investment Corporation Ltd., Pembroke, Bermuda.

     James L. Houghton. Mr. Houghton is a certified public accountant and a graduate of Kansas University with a Bachelor of Science degree in Accounting, as well as a Bachelor of Laws degree. Mr. Houghton has served as a director of the Company since August 1997, and as a director of Parker & Parsley from October 1991 until August 1997. Until October 1, 1991, Mr. Houghton was the lead oil and gas tax specialist for the accounting firm of Ernst & Young, was a member of Ernst & Young's National Energy Group and had served as its Southwest Regional Director of Tax. Mr. Houghton is a member of the American Institute of Certified Public Accountants, a member of the Oklahoma Society of Certified Public Accountants and a former Chairman of its Federal and Oklahoma Taxation Committee and past President of the Oklahoma Institute on Taxation. He has also served as a Director for the Independent Petroleum Association of America and as a member of its Tax Committee.

     Jerry P. Jones. Mr. Jones earned a Bachelor of Science degree from West Texas State College in 1953 and a Bachelor of Law degree from the University of Texas School of Law in 1959. Mr. Jones has served as a director of the Company since August 1997, and as a director of Parker & Parsley from May 1991 until August 1997. Mr. Jones has been an attorney with the law firm of Thompson & Knight L.L.P., Dallas, Texas, since September 1959 and was a shareholder in that firm until January 1998, when he retired and became of counsel to the firm. Mr. Jones specialized in civil litigation, especially in the area of energy disputes.

     Richard E. Rainwater. Mr. Rainwater, a graduate of the University of Texas with a B.A. and the Stanford University Graduate School of Business with an M.B.A., became a director of the Company in August 1997. He served as a director of Mesa from July 1996 until August 1997. Since 1986, Mr. Rainwater has been an independent investor and the sole shareholder and Chairman of Rainwater, Inc. Mr. Rainwater was the founder of Crescent Real Estate Equities, Inc. in 1994, and since that time he has served as its Chairman of the Board. He was the co-founder of Mid Ocean Limited in

1991, the founder of Columbia Hospital Corporation (predecessor to Columbia/HCA Healthcare Corporation) in 1987 and the founder of ENSCO International, Inc. in 1986. From 1970 until 1986, Mr. Rainwater served as the Chief Investment Advisor to the Bass Family of Texas.

     Charles E. Ramsey, Jr. Mr. Ramsey is a graduate of the Colorado School of Mines with a Petroleum Engineering degree and a graduate of the Smaller Company Management program at the Harvard Graduate School of Business Administration. Mr. Ramsey has served as a director of the Company since August 1997. Mr. Ramsey served as a director of Parker & Parsley from October 1991 until August 1997. Since October 1991, he has operated an independent management and financial consulting firm. From June 1958 until June 1986, Mr. Ramsey held various engineering and management positions in the oil and gas industry and, for six years before October 1991, was a Senior Vice President in the Corporate Finance Department of Dean Witter Reynolds Inc. (Dallas, Texas office). His industry experience includes 12 years of senior management experience in the positions of President, Chief Executive Officer and Executive Vice President of May Petroleum Inc. Mr. Ramsey is also a former director of MBank Dallas, the Dallas Petroleum Club and Lear Petroleum Corporation.

     Robert L. Stillwell. Mr. Stillwell, a graduate of the University of Texas with a B.B.A. and the University of Texas School of Law with a J.D., has served as a director of the Company since August 1997. He served as a director of Mesa from January 1992 until August 1997, as a member of the Advisory Committee of Mesa, L.P., a predecessor of Mesa, from December 1985 until December 1991, and as a director of Mesa in its original corporate form from 1968 until January 1987. Mr. Stillwell has been a partner in the law firm of Baker & Botts, L.L.P., for more than five years.

     DESCRIPTION OF EXISTING BANK INDEBTEDNESS AND REFINANCING COMMITMENTS

     Existing Credit Facility. We currently have a credit facility with a syndicate of banks with commitments aggregating $939.6 million and outstanding borrowings as of December 31, 1999 of $825 million. Advances under our existing credit facility are required to be paid no later than August 7, 2002.

     Advances on our existing credit facility bear interest at our option based on (a) the prime rate of Bank of America, N.A. (9.0% at March 31, 2000) (the "Prime Rate"), (b) a Eurodollar rate (substantially equal to the London Interbank Offered Rate ("LIBOR")) adjusted for the reserve requirement as determined by the Board of Governors of the Federal Reserve System with respect to transactions in Eurocurrency liabilities ("LIBOR Rate"), or (c) a competitive bid rate as quoted by the lending banks electing to participate pursuant to a request by us. The interest rate on LIBOR Rate advances includes an interest rate margin component that is determined by a grid that is based on our senior unsecured long-term public debt rating and the ratio of our total debt to our earnings before interest, depletion, depreciation, amortization, income tax, exploration and abandonment and other non-cash expenses ("EBITDAX"). As of December 31, 1999, the interest rate margin on LIBOR Rate advances was 187.5 basis points.

     Our existing credit facility contains various financial covenants, including the maintenance, as of the end of each quarter, of a ratio of our outstanding senior debt to the quarter's annualized EBITDAX not to exceed 4.25 to one through March 31, 2000, and 3.5 to one thereafter, the maintenance of a ratio of our outstanding total debt to our EBITDAX not to exceed 5.75 to one through March 31, 2000, and 4.25 to one thereafter, the maintenance of a minimum consolidated tangible net worth of $600 million plus 50% of consolidated net income, if positive, for any fiscal quarter ending on or after March 31, 1999 plus 85% of any net cash proceeds of issuance of equity by us after December 31, 1998, and the maintenance of a minimum ratio of the net present value of our proved reserves to our outstanding total debt at the end of each June or December of 1.25 to one. Other restrictive compliance requirements include limits on the incurrence of additional indebtedness and certain types of liens and restrictions as to merger, sale or transfer of assets and transactions without the lenders' consent. Our obligations under our existing credit facility are also guaranteed by Pioneer Natural Resources USA, Inc. and certain other subsidiaries and are secured by a pledge of a portion of the capital stock of certain non United States subsidiaries.

     As discussed in "Risk Factors" above, we may be unable to comply with the required ratio of our outstanding senior debt to EBITDAX that reduces to 3.5 to one on and after June 30, 2000. As a result, we intend to replace the existing credit facility and have obtained commitments for a proposed credit facility as described below. In the event that we do not enter into the proposed credit facility, we would consider various alternatives, including seeking an amendment to the existing credit facility or pursuing alternative financing.

     Commitments for Refinancing. We have obtained commitments for the full amount of a proposed credit facility to replace the existing credit facility. The commitments provide that the proposed credit facility will be in the amount of $600 million and for a term of five years. Advances under the proposed credit facility would bear interest at our option based on (a) the Prime Rate or (b) the LIBOR Rate. The interest rate on LIBOR Rate advances includes an interest rate margin component that is determined by a grid that is based on our senior unsecured long-term public debt rating and the ratio of our total debt to EBITDAX. Under the proposed credit facility, the interest rate margin on LIBOR Rate advances under the proposed credit facility will be 162.5 basis points during the initial six months of the term and thereafter will be based on our credit rating and ratio of total debt to EBITDAX.

     The commitments provide that the proposed credit facility will contain representations, warranties, and events of default customary for transactions of this type and similar to the existing credit facility. The commitments further provide that the proposed credit facility will contain covenants customary for transactions of this type and similar to the existing credit facility, with certain specified changes, including a limited provision for dividends and stock repurchases and revised financial covenants described below.

The terms, other than the $600 million amount available, under the proposed credit facility are subject to change by mutual agreement of the lenders and us during syndication.

     The commitments provide that the proposed credit facility will require us to maintain a ratio of our outstanding total debt to EBITDAX not to exceed 4.00 to one as of the end of each quarter, beginning with the quarter ended March 31, 2000 and through September 30, 2002, and 3.75 to one as of the end of each quarter thereafter, with EBITDAX being calculated on an annualized basis beginning with the quarter ended December 31, 1999 until September 29, 2000, at which time the calculation will be on a rolling four quarter basis, to maintain a minimum consolidated tangible net worth equal to the sum of $658 million plus 50% of our net income, if positive, for each fiscal quarter ending on or after March 31, 2000, plus 50% of net cash proceeds of the issuance of equity by us after December 31, 1999, minus write downs resulting from impairments of the value of our oil and gas assets and to maintain a minimum ratio of the net present value of our proved reserves to our outstanding total debt at the end of each December of 1.25 to one. The commitments require that our obligations under the proposed credit facility will be guaranteed by Pioneer Natural Resources USA, Inc. and certain other subsidiaries.

     The commitments for the proposed credit facility are subject to various conditions precedent to the satisfaction of the lenders, including:

     - the negotiation, execution and delivery of definitive credit documents on or before May 31, 2000,

     - the receipt by the lenders of opinions of counsel, certificates of officers and government officials, and other documents,

     - the absence of a material adverse change in our business, assets, operations, condition (financial or otherwise), or prospects since December 31, 1999, or in the facts and information represented by us,

     - the absence of any material pending or threatened legal proceeding affecting us, the transactions contemplated by the commitment letter, or our ability to perform under the final credit documents,

     - our compliance with existing financial obligations,

     - the absence of disruption or adverse change in the financial, banking or capital markets material in connection with the syndication of the proposed credit facility,

     - our compliance with representations, warranties and covenants of the commitments and of the definitive credit documents,

     - the absence of a default under the definitive credit documents, and

     - the completion of this offering.

                              DESCRIPTION OF NOTES

     You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the words "Company" and "we" refer only to Pioneer Natural Resources Company and not to any of its subsidiaries. In this description, "Notes" refers to the offered notes.

     The terms of the Notes are described below. The Notes are described in the prospectus that follows this prospectus supplement. The provisions described below supplement, and to the extent they conflict they supersede, the information in the prospectus with respect to the Notes.

     We will issue the Notes under the Indenture dated as of January 13, 1998 between the Company and The Bank of New York, as Trustee. The Indenture is governed by the Trust Indenture Act of 1939. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of these Notes. A copy of the proposed form of Indenture has been filed as an exhibit to the registration statement of which this prospectus supplement forms a part.

     We will issue Notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be unsecured senior obligations of the Company, limited to $425 million aggregate principal amount, and will mature on April 1, 2010. The Notes will bear interest at the rate per annum shown on the cover page of this prospectus supplement from the date of original issuance, or from the most recent date to which interest has been paid or provided for, commencing October 1, 2000. Interest will be payable semiannually to those persons who were holders of record at the close of business on the March 15 and September 15 immediately preceding each interest payment date. We will pay interest on overdue principal at 1% per annum in excess of the stated rate of interest, and we will pay interest on overdue installments of interest at that higher rate to the extent lawful. Interest will be paid on the basis of a 360-day year comprised of twelve 30-day months.

GUARANTEE

     Our obligations under the Indenture, including the repurchase obligation resulting from a Change of Control, will be unconditionally guaranteed on an unsecured basis by Pioneer Natural Resources USA, as the Guarantor. This guarantee will terminate if the Guarantor is released from its guarantee of our Credit Facilities. The guarantee is required to be reinstated if the Guarantor's guarantee of our Credit Facilities is subsequently reinstated.

     Subject to the prior paragraph, the Guarantor may not consolidate or merge with or into any person, or sell all or substantially all its assets, unless either:

          (1) the Guarantor shall be the continuing person in the case of a merger, or

          (2) the resulting, surviving or transferee person, if other than the Guarantor, shall be a corporation organized and existing under the laws of the United States, any State, or the District of Columbia, and shall expressly assume all of the obligations of the Guarantor under the guarantee.

Violation of this covenant will constitute an Event of Default with respect to the Notes.

     The Guarantor is our direct, wholly-owned subsidiary and owns substantially all of our United States onshore and offshore properties. The Guarantor has no borrowed money obligations other than certain capitalized lease obligations and has no guarantees of other borrowed money obligations except as guarantor of the Notes, our Credit Facilities and the Existing Notes.

     Although Holders of the Notes will be direct creditors of the Guarantor by virtue of this guarantee, existing or future creditors of the Guarantor, a trustee in bankruptcy, or the Guarantor as debtor-in-possession could avoid or subordinate the guarantee under fraudulent conveyance laws if it were successful in establishing that:

          (1) the guarantee was incurred with intent to hinder, delay or defraud any present or future creditor, or

          (2) the Guarantor did not receive fair consideration or reasonably equivalent value for issuing the guarantee and that it

             (A) was insolvent at the time of the issuance,

             (B) was rendered insolvent by reason of the issuance,

             (C) was engaged in a business or transaction for which its assets constituted unreasonably small capital to carry on its business, or

             (D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

Among other things, a legal challenge of the guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by the Guarantor as a result of our issuance of the Notes. To the extent the guarantee was voided as a fraudulent conveyance or held unenforceable for any other reason, the Holders of the Notes would cease to have any claim in respect of the Guarantor, would be creditors solely of the Company, and may be required to return all amounts received pursuant to the voided guarantee.

     The measure of insolvency for purposes of the preceding paragraph will vary, depending upon the law of the jurisdiction that is being applied. Generally, however, a company would be considered insolvent if the sum of its debts is greater than all of its property at a fair valuation, or if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured.

     None of our other direct or indirect subsidiaries will be a guarantor of the Notes.

RANKING

     The Notes will be:

     - general unsecured senior obligations of the Company;

     - equal ("pari passu") in ranking with all of our existing and future senior unsecured indebtedness;

     - senior in right of payment to all of our existing and future subordinated indebtedness; and

     - guaranteed on a senior unsecured basis by the Guarantor.

     At December 31, 1999, after giving effect to this offering and the application of our estimated net proceeds from this offering, we would have had approximately $900 million of indebtedness for borrowed money ranking pari passu in right of payment with the Notes.

     The Notes will be effectively subordinated in right of payment to all existing and future secured indebtedness of the Company and the Guarantor to the extent of the value of the assets securing such indebtedness.

     At December 31, 1999, after giving effect to this offering and the application of our estimated net proceeds from this offering, we would have had approximately $411.5 million of indebtedness for borrowed money ranking senior in right of payment to the Notes (to the extent of the value of the assets securing such indebtedness).

     We are a holding company that conducts all of our operations through subsidiaries, and the Notes will be effectively subordinated to all obligations of our subsidiaries that are not guarantors of the Notes, including the claims of the lenders against guarantors of our Credit Facilities.

     At December 31, 1999, after giving effect to this offering and the application of our estimated net proceeds from this offering, our subsidiaries that are not guarantors of the Notes, including Pioneer Natural Resources Canada Inc. and Pioneer Natural Resources (Argentina) S.A., would not have any indebtedness for borrowed money (excluding guarantees by some of those subsidiaries with respect to our existing credit facility).

     Our Credit Facilities are or will be guaranteed by certain other subsidiaries of the Company that are not guaranteeing the Notes, and the Notes will be effectively subordinated to our Credit Facilities to the extent of the value of such guarantees. The Indenture restricts the ability of the Company and our Restricted Subsidiaries to incur additional liabilities in the future. Such restriction, however, is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "-- Certain Covenants -- Limitation on Indebtedness."

     Moreover, if the Guarantor's guarantee of our Credit Facilities is terminated, its guarantee of the Notes will also terminate. The Indenture requires the guarantee to be reinstated if the Guarantor's guarantee of our Credit Facilities is subsequently reinstated. If the Guarantor subsequently guarantees or incurs other debt, the Notes would be effectively subordinated to such debt or guarantees to the extent of the value of such debt or guarantees of the Guarantor unless the Guarantor voluntarily provides a new guarantee of the Notes.

     Substantially all of our operating income and cash flow is generated by our subsidiaries. As a result, funds necessary to meet our debt service obligations are provided in part by distributions or advances from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from our subsidiaries for the purpose of meeting our debt service obligations, including the payment of principal and interest on the Notes.

     The guarantee of the Notes will be a general unsecured obligation of the Guarantor ranking pari passu in right of payment with all other senior unsecured indebtedness of the Guarantor and will be senior in right of payment to any subordinated indebtedness of the Guarantor. The Guarantor has guaranteed the Existing Notes, which guarantees will be pari passu with the guarantee of the Notes. The guarantee will be effectively subordinated in right of payment to any secured indebtedness of the Guarantor, including under the Credit Facilities, to the extent of the value of the assets securing such indebtedness. The guarantee could also be effectively subordinated to all the obligations of the Guarantor under certain circumstances. See "Description of Notes -- Guarantee."

OPTIONAL REDEMPTION

     The Notes will be redeemable at any time, at our option, in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice as provided in the Indenture, on any date prior to their maturity at a redemption price equal to the sum of 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of redemption) plus a make-whole premium described below, if any. In no event will a redemption price ever be less than 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of redemption.

     The amount of the make-whole premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

          (1) the sum of the present values, calculated as of the date of redemption, of:

             (A) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each interest payment date occurring after the date of redemption (excluding any accrued interest for the period prior to the date of redemption); and

             (B) the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed; over

          (2) the principal amount of the Note (or portion thereof) being redeemed.

     The present values of interest and principal payments referred to in clause
(1) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the date of redemption at a discount rate equal to the treasury yield described below plus 50 basis points.

     The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us; provided that if we fail to make the appointment at least 45 business days prior to the date of redemption, or if the institution so appointed is unwilling or unable to make the calculation, the calculation will be made by Credit Suisse First Boston Corporation or, if such firm is unwilling or unable to make the calculation, by an independent investment banking institution of national standing appointed by the Trustee.

     For purposes of determining the make-whole premium, the treasury yield shall be a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year. The treasury yield will be determined as of the third business day immediately preceding the applicable date of redemption.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15 (519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the remaining term of the Notes, then the treasury yield will be equal to such weekly average yield. In all other cases, the treasury yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the remaining term of the Notes and the United States Treasury Notes that have a constant maturity closest to and less than the remaining term of the Notes (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the treasury yield will be calculated by interpolation of comparable rates selected by the independent investment banking institution.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "Change of Control"), each Holder shall have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

          (1) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders do not have the right or ability by contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (1), such other person shall be deemed to beneficially own any Voting Stock of a Person (the "specified person") held by any other Person (the "parent entity"), if such other person is the beneficial owner (as defined above in this clause (1)), directly or indirectly, of more than 50% of the voting power of the Voting Stock of such parent entity and the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

          (2) individuals who on the date the Notes are issued constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors on the date the Notes are issued or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

          (3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

          (4) the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person (other than, in all such cases, a Person that is controlled by the Permitted Holders), other than a transaction following which the transferee Person becomes the obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

     Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

          (1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

          (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income and capitalization after giving effect to such Change of Control);

          (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

          (4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

     We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

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

     We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of its compliance with such securities laws or regulations.

     The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the underwriters. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under "-- Certain Covenants -- Limitation on Indebtedness," "-- Limitation on Liens" and "-- Limitation on Sale and Leaseback Transactions." Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

     Our existing credit facility provides that certain change of control events with respect to the Company constitute a default thereunder. Any future credit agreements (including the credit agreement for the proposed credit facility) may also provide that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder and may further contain restrictions and provisions prohibiting us from purchasing any Notes prior to a certain time. In the event a Change of Control occurs at a time when we are prohibited from purchasing Notes, we may seek the consent of our lenders to the purchase of Notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing Notes. In such case, our failure to offer to purchase Notes would constitute a Default under the Indenture, which would, in turn, constitute a default under such credit agreements.

     Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

     The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

SINKING FUND

     There will be no mandatory sinking fund payments for the Notes.

BOOK-ENTRY, DELIVERY AND FORM

     Except as described below, the Notes sold will initially be issued in the form of one or more Global Notes. The Global Notes will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of the Depositary or its nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the Global Notes directly through the

Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

     The Depositary has advised us as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, including the Underwriters, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance by the Company of Notes represented by the Global Notes, the Depositary or its nominee will credit, on its book-entry registration and transfer system, the principal amount of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Notes represented by Global Notes will be limited to participants or persons that hold interests through participants. Ownership of such beneficial interests in Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to participants' interest) and such participants (with respect to the owners of beneficial interests in the Global Notes other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer or pledge beneficial interests in Notes represented by Global Notes.

     So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the related Notes for all purposes of such Notes and the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery or certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the holder of the Global Notes, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal of and interest on Notes represented by Global Notes registered in the name of and held by the Depositary or its nominee will be made by the Company through the Paying Agent (as defined in the Indenture) to the Depositary or its nominee, as the case may be, as the registered owner and Holder of such Global Notes. We expect that the Depositary or its nominee, upon receipt of any payment of principal of or interest on the Notes represented by Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the Notes represented by Global Notes held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes represented by Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Notes represented by Global Notes owned through such participants.
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

     Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

     Although the Depositary has agreed to the above described procedures in order to facilitate transfers of interests in the Notes represented by Global Notes among participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Trustee, the Company or the Underwriters will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive form of like tenor as such Notes in denominations of U.S.$1,000 and integral multiples thereof only if:

          (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor Depositary is not appointed by the Company within 90 days,

          (2) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes,

          (3) an Event of Default has occurred and is continuing, or

          (4) upon the occurrence of certain other events.

     Any Note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of the Depositary or its nominee.

SAME-DAY PAYMENT

     The Indenture will require that payments in respect of Notes (including principal, premium and interest) be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address.

CERTAIN COVENANTS

     Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that:

          (a) the Notes have an Investment Grade Rating from either of the Rating Agencies and

          (b) no Default or Event of Default has occurred and is continuing under the Indenture,

the Company and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

     - "-- Limitation on Indebtedness,"

     - "-- Limitation on Restricted Payments,"

     - "-- Limitation on Sale of Assets and Subsidiary Stock," and

     - "-- Limitation on Affiliate Transactions"

(collectively, the "Suspended Covenants"). In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, one or both of the Rating Agencies withdraws its ratings or downgrades the ratings

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

assigned to the Notes below the required Investment Grade Ratings so that the Notes do not have an Investment Grade Rating from either Rating Agency, or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of the covenant described below under "-- Limitation on Restricted Payments" as though such covenant had been in effect during the entire period of time from the date the Notes are issued.

  Limitation on Indebtedness

     (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and its Restricted Subsidiaries will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis no Default has occurred and is continuing and, the Consolidated Coverage Ratio exceeds 2.0 to 1.

     (b) Notwithstanding the foregoing paragraph (a), so long as no Default has occurred and is continuing, the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

          (1) Indebtedness Incurred pursuant to the Credit Facilities, including any amendment, modification, supplement, extension, restatement, replacement (including replacement after the termination of such Credit Facilities), restructuring, increase, renewal, or Refinancing thereof from time to time in one or more agreements or instruments; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of such Indebtedness then outstanding does not exceed the greater of
     (i) $675.0 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock" and (ii) an amount equal to the sum of (a) $100.0 million and (b) 20% of Adjusted Consolidated Net Tangible Assets determined as of the date of the Incurrence of such Indebtedness;

          (2) Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon;

          (3) the Notes;

          (4) Indebtedness outstanding on the date the Notes are issued (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

          (5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company);

          (6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4), (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

          (7) Hedging Obligations consisting of Interest Rate Protection Agreements directly related to Indebtedness permitted to be Incurred pursuant to the Indenture;

          (8) Non-Recourse Indebtedness;
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

          (9) Indebtedness in respect of bid, performance, reimbursement or surety obligations issued by or for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including Guarantees and letters of credit functioning as or supporting such bid, performance, reimbursement or surety obligations (in each case other than for an obligation for money borrowed);

          (10) Indebtedness consisting of obligations in respect of purchase price adjustments, indemnities or Guarantees of the same or similar matters in connection with the acquisition or disposition of Property;

          (11) Indebtedness under Commodity Price Protection Agreements and Currency Exchange Protection Agreements entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Restricted Subsidiaries;

          (12) Indebtedness consisting of the Guarantee of the Guarantor (including any reinstatement of such Guarantee) and any Guarantee by the Company or a subsidiary of the Company of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3), (4), (7), (11) or (13) or pursuant to clause (6) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clauses (3) or (4); and

          (13) Indebtedness in an aggregate principal amount which, when taken together with all other Indebtedness of the Company outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (12) above or paragraph (a)) does not exceed $50 million.

     (c) Notwithstanding the foregoing, neither the Company nor any subsidiary guarantor will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any subsidiary guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable subsidiary Guarantee to at least the same extent as such Subordinated Obligations.

     (d) For purposes of determining compliance with this covenant, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses and (2) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

     (e) For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Exchange Protection Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Exchange Protection Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (i) such U.S. Dollar Equivalent was determined based on a Currency Exchange Protection Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (ii) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

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

Limitation on Restricted Payments

     (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

          (1) a Default shall have occurred and be continuing (or would result therefrom);

          (2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; or

          (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the date the Notes are issued would exceed the sum of (without duplication):

             (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the date the Notes are issued occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

             (B) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the date the Notes are issued (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the date the Notes are issued; plus

             (C) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the date the Notes are issued of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other Property, distributed by the Company upon such conversion or exchange); plus

             (D) an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment, proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; plus

             (E) $25 million.

     (b) The preceding provisions will not prohibit:

          (1) any Restricted Payment (other than a Restricted Payment described in clause (1) of the definition of "Restricted Payment") made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the

     Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph
     (a) above;

          (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under "-- Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

          (3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments; or

          (4) so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed $3 million in any calendar year; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Sales of Assets and Subsidiary Stock

     (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

          (1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

          (2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash, cash equivalents, Additional Assets or any combination thereof ("Permitted Consideration"); provided, however, that the Company and its Restricted Subsidiaries shall be permitted to receive Property other than Permitted Consideration, so long as the aggregate fair market value, as determined in the good faith of the Board of Directors, of all such Property other than Permitted Consideration received from Asset Dispositions and held by the Company and the Restricted Subsidiaries at any one time shall not exceed 10% of Adjusted Consolidated Net Tangible Assets; and

          (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

             (A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

             (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

             (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other Senior Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;

             provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

     Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this covenant exceeds $20.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

     For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

          (1) the assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

          (2) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

     (b) In the event of an Asset Disposition that requires the purchase of the Notes (and other Senior Indebtedness of the Company) pursuant to clause
(a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase Notes (and other Senior Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

     (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this clause by virtue of its compliance with such securities laws or regulations.

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

  Limitation on Affiliate Transactions

     (a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

          (1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

          (2) if such Affiliate Transaction involves an amount in excess of $1.0 million but less than $5.0 million, an officer of the Company certifies that such Affiliate Transaction complies with clause (1) of this paragraph, evidenced by an officer's certificate delivered to the Trustee;

          (3) if such Affiliate Transaction involves an amount equal to or in excess of $5.0 million but less than $20.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transactions have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a Board of Directors resolution; and

          (4) if such Affiliate Transaction involves an amount equal to or in excess of $20.0 million, the Board of Directors shall also have received a written opinion from an investment banking firm of national prominence that is not an Affiliate of the Company to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

     (b) The provisions of the preceding paragraph (a) will not prohibit:

          (1) any Investment or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "-- Limitation on Restricted Payments";

          (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

          (3) loans or advances to officers, directors or employees in the ordinary course of business of the Company or its Restricted Subsidiaries;

          (4) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

          (5) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

          (6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

          (7) indemnities of officers, directors or employees of the Company or any Subsidiary consistent with such Person's charter, bylaws and applicable statutory provisions;

          (8) any severance or employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business; and

          (9) any transaction or series of transactions pursuant to any agreement or obligation of the Company or any of its Restricted Subsidiaries in effect on the Issue Date.

     Limitation on Liens. The Company will not, and will not permit any of its Subsidiaries to, create or permit to exist any Liens upon any Principal Property or any shares of stock or Indebtedness of any Subsidiary that owns or leases any Principal Property (whether such Principal Property, shares of stock or Indebtedness are now owned or hereafter acquired) unless all payments due under the Indenture with respect to the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien. The preceding sentence will not require the Company to secure the Notes if the Liens consist of either
(a) Permitted Liens or (b) Liens securing excepted indebtedness as described below.

     Limitation on Sale and Leaseback Transactions. Neither the Company nor any of its Subsidiaries will enter into any Sale and Leaseback Transaction with respect to any Principal Property unless either (a) the Company or such Subsidiary would be entitled, pursuant to the provisions of the Indenture, to incur Indebtedness secured by a Lien on the property to be leased without equally and ratably securing the Notes pursuant to the covenant described above in "Limitation on Liens," or (b) the Company, within six months after the effective date of such transaction, applies to the voluntary defeasance or retirement of its funded debt an amount equal to the Attributable Indebtedness of such transaction.

     Excepted Indebtedness. Notwithstanding the foregoing limitations on Liens and Sale and Leaseback Transactions, the Company and its Subsidiaries may issue, assume, or guarantee Indebtedness secured by a Lien without securing the Notes, or may enter into Sale and Leaseback Transactions without defeasing or retiring funded debt, or enter into a combination of such transactions, if the sum of the principal amount of all such Indebtedness and the Attributable Indebtedness of all such Sale and Leaseback Transactions does not at any time exceed 15% of Adjusted Consolidated Net Tangible Assets.

     The covenants described above will be subject to defeasance by the Company under certain circumstances. See "Description of Debt Securities -- Satisfaction and Discharge of the Indenture; Defeasance" in the Prospectus.

TRANSFER

     The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

CONCERNING THE TRUSTEE

     The Bank of New York is to be the Trustee under the Indenture and has been appointed by us as Registrar and Paying Agent with regard to the Notes. We may have banking relationships in the ordinary course of business with The Bank of New York.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

     "Additional Assets" means any:

          (1) Property (other than Indebtedness or Capital Stock) used in the Oil and Gas Business;

          (2) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

          (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

     provided, however, that any such Restricted Subsidiary described in clauses
(2) or (3) above is primarily engaged in the Oil and Gas Business.

     "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, the remainder of:

          (a) the sum of:

          (i) discounted future net revenues from proved oil and gas reserves of the Company and its Subsidiaries calculated in accordance with SEC guidelines before any provincial, territorial, state, Federal or foreign income taxes, as estimated by the Company in a reserve report prepared as of the end of the Company's most recently completed fiscal year for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from

             (A) estimated proved oil and gas reserves acquired since such year end, which reserves were not reflected in such year end reserve report, and

             (B) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since such year end due to exploration, development or exploitation activities, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues from

             (C) estimated proved oil and gas reserves produced or disposed of since such year end, and

             (D) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year end due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated on a pre-tax basis and substantially in accordance with SEC guidelines (utilizing the prices utilized in such year end reserve report), in each case as estimated by the Company's petroleum engineers or any independent petroleum engineers engaged by the Company for that purpose;

          (ii) the capitalized costs that are attributable to oil and gas properties of the Company and its Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company's books and records as of a date no earlier than the date of the Company's latest available annual or quarterly financial statements;

          (iii) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements; and

          (iv) the greater of

             (A) the net book value of other tangible assets of the Company and its Subsidiaries, as of a date no earlier than the date of the Company's latest annual or quarterly financial statement, and

             (B) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Subsidiaries, as of a date no earlier than the date of the Company's latest audited financial statements; minus

          (b) the sum of:

          (i) Minority Interests;

          (ii) any net gas balancing liabilities of the Company and its Subsidiaries reflected in the Company's latest audited financial statements;

          (iii) to the extent included in (a) (i) above, the discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices utilized in the Company's year end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Subsidiaries with respect to Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto); and

          (iv) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified (a) (i) above, would be necessary to fully satisfy the payment obligations of the Company and its Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto).

     If the Company changes its method of accounting from the successful efforts method to the full cost or a similar method of accounting, "Adjusted Consolidated Net Tangible Assets" will continue to be calculated as if the Company were still using the successful efforts method of accounting.

     "Affiliate" of any specified Person means:

          (1) any other Person, directly or indirectly, controlling or controlled by; or

          (2) under direct or indirect common control with such specified
     Person.

For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "-- Certain Covenants -- Limitation on Restricted Payments" and
"-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof. For purposes of the covenant described under "-- Certain Covenants -- Limitation on Affiliate Transactions" only, "Affiliate" shall not include Prize Energy Corp.

     "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

          (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

          (2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

          (3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary

     (other than, in the case of clauses (1), (2) and (3)

             (A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

             (B) for purposes of the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" or a Permitted Investment (including transfers of assets to an oil and gas royalty trust);

             (C) a disposition of assets with a fair market value of less than $5,000,000;

             (D) the sale or transfer (whether or not in the ordinary course of business) of crude oil and natural gas properties or direct or indirect interests in real property; provided, however, that at the time of such sale or transfer such properties do not have associated with them any proved reserves;

             (E) the abandonment, farm-out, lease or sublease of developed or undeveloped crude oil and natural gas properties in the ordinary course of business;

             (F) the trade or exchange by the Company or any Restricted Subsidiary of any crude oil and natural gas Property owned or held by the Company or such Restricted Subsidiary for any crude oil and natural gas Property owned or held by another Person;

             (G) the sale or transfer of mineral products or surplus or obsolete equipment, in each case in the ordinary course of business; and

             (H) any disposition that constitutes a Change of Control.

     "Attributable Indebtedness" with respect to a Sale and Leaseback Transaction means, as of the time of determination, (i) if the obligation with respect to such Sale and Leaseback Transaction is a Capitalized Lease Obligation, the amount equal to the capitalized amount of such obligation determined in accordance with GAAP and included in the financial statements of the lessee or (ii) if the obligation with respect to such Sale and Leaseback Transaction is not a Capitalized Lease Obligation, the amount equal to the total Net Amount of Rent required to be paid by the lessee under such lease during the remaining term thereof (including any period for which the lease has been extended), discounted from the respective due dates thereof to such determination date at the rate per annum borne by the Notes compounded semiannually.

     "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

          (1) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

          (2) the sum of all such payments.

     "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP.

     "Commodity Price Protection Agreement" means, in respect of any Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

          (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

          (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

          (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

          (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

          (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Indebtedness if such Interest Rate Protection Agreement has a remaining term in excess of 12 months).

     "Consolidated Current Liabilities" as of the date of determination means the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated basis, after eliminating:

          (1) all intercompany items between the Company and any Restricted Subsidiary; and

          (2) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

          (1) interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale and Leaseback Transaction;

          (2) amortization of debt discount or premium and debt issuance cost;

          (3) capitalized interest;

          (4) non-cash interest expenses;

          (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

          (6) net payments or receipts pursuant to Interest Rate Protection Agreements;

          (7) Disqualified Stock dividends in respect of all Disqualified Stock held by Persons other than the Company or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the issuer of such Disqualified Stock);

          (8) interest incurred in connection with Investments in discontinued operations;

          (9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

          (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust;

provided, however, "Consolidated Interest Expense" shall not include (a) any Consolidated Interest Expense with respect to any Production Payments and Reserve Sales, (b) to the extent included in total interest expense, amortization or write-off of deferred financing costs of such Person or (c) accretion of interest charges on future plugging and abandonment obligations, future retirement benefits and other obligations that do not constitute Indebtedness.

     "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

          (1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that, subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below);

          (2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

          (3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

             (A) subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

             (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

          (4) any gain or loss net of taxes realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

          (5) extraordinary gains or losses net of taxes;

          (6) any write-downs of non-current assets net of taxes, provided, however, that any ceiling limitation write-downs in accordance with GAAP shall be treated as capitalized costs, as if such write-downs had not occurred; and

          (7) the cumulative effect of a change in accounting principles net of taxes.

Notwithstanding the foregoing, for the purposes of the covenant described under "Certain Covenants -- Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of the Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

     "Consolidated Net Worth" of any Person means the stockholders' equity of such Person and its Subsidiaries, as determined on a consolidated basis in accordance with GAAP, less (to the extent included in stockholders' equity) amounts attributable to Redeemable Stock of such Person or its Subsidiaries.

     "Credit Facilities" means, with respect to the Company, the existing credit facility made available to the Company pursuant to the Second Amended and Restated Credit Facility Agreement dated March 19, 1999 among the Company and the lenders named therein and the credit facility to be made available to the Company pursuant to the Commitment Letter dated March 22, 2000, among the Company, Bank of America, N.A., Banc of America Securities LLC, Credit Suisse First Boston, The Chase Manhattan Bank, and Chase Securities Inc., in each case, together with any Refinancings thereof by a lender or syndicate of lenders. It is understood and agreed that a Refinancing in respect of the Credit Facilities may be Incurred from time to time after termination of the Credit Facilities.

     "Currency Exchange Protection Agreement" means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

          (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

          (2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

          (3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

          (1) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and "-- Certain Covenants -- Change of Control"; and

          (2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "EBITDA" for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

          (1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

          (2) Consolidated Interest Expense;

          (3) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

          (4) exploration and abandonment expense (if applicable); and

          (5) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period); and

in each case for such period, and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto and deducted in calculating such Consolidated Net Income, the sum of (x) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments, and
(y) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be paid as a dividend to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

     "Exchange Act" means the Securities Exchange Act of 1934.

     "Existing Notes" means the Company's (i) 6.50% Senior Notes Due 2008, (ii) 7.20% Senior Notes Due 2028, (iii) 8 1/4% Senior Notes Due 2007 and (iv) 8 7/8% Senior Notes Due 2005.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession, and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

     "Government Contract Lien" means any Lien required by any contract, statute, regulation or order in order to permit the Company or any of its Subsidiaries to perform any contract or subcontract made by it with or at the request of the United States or any State thereof or any department, agency or instrumentality of either or to secure partial, progress, advance or other payments by the Company or any of its Subsidiaries to the United States or any State thereof or any department, agency or instrumentality of either pursuant to the provisions of any contract, statute, regulation or order.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

          (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

          (2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business.

     "Guarantor" means Pioneer Natural Resources USA, Inc.

     "Hedging Obligation" of any Person means an obligation of such Person pursuant to any Interest Rate Protection Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or other similar agreement.

     "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person, at any date, any of the following, without duplication:

          (i) any liability, contingent or otherwise, of such Person

             (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof),

             (B) evidenced by a note, bond, debenture or similar instrument, or

             (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property;

          (ii) all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property);

          (iii) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction other than as entered into in the ordinary course of business;

          (iv) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

          (v) all indebtedness of others of the type referred to in clauses (i) through (iv) hereof secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured
     by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such indebtedness is assumed by such Person or is not otherwise such Person's legal liability; provided that if the obligations so secured have not been assumed in full by such Person or are otherwise not such Person's legal liability in full, the amount of such indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such indebtedness secured by such Lien or the fair market value of the assets or the property securing such lien;

          (vi) all indebtedness of others of the type referred to in clauses (i) through (v) hereof (including all interest and dividends on any Indebtedness or Preferred Stock of any other Person the payment of which
     is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds; and

          (vii) to the extent not otherwise included in this definition, obligations in respect of Hedging Obligations.

Notwithstanding the preceding, Indebtedness shall not include (a) accounts payable arising in the ordinary course of business, (b) any obligations in respect of prepayments for gas or oil production or gas or oil imbalances, and
(c) Production Payments and Reserve Sales.

     "Interest Rate Protection Agreement" means, in respect of any Person, any interest rate swap agreement, interest rate option agreement, interest rate cap agreement, interest rate collar agreement, interest rate floor agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates.

     "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

     For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "-- Certain
Covenants -- Limitation on Restricted Payments":

          (1) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

          (2) any Property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's or BBB- (or the equivalent) by S&P.

     "Issue Date" means the date on which the Notes are originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property or a security interest of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to the Company or any of its Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement).

     "Minority Interest" means the percentage interest represented by any shares of stock of any class of a Subsidiary of the Company that are not owned by the Company or a Subsidiary of the Company.

     "Net Amount of Rent" as to any lease for any period means the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as payable under such lease subsequent to the first date upon which it may be so terminated.

     "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

          (1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

          (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

          (3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

          (4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Net Working Capital" means (a) all current assets of the Company and its Subsidiaries, less (b) all current liabilities of the Company and its Subsidiaries, except current liabilities included in Indebtedness, in each case as set forth in consolidated financial statements of the Company prepared in accordance with GAAP.

     "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of the Company or a Restricted Subsidiary incurred in connection with the acquisition by the Company or a Restricted Subsidiary of any Property and as to which:

          (1) the holders of such Indebtedness agree in writing that they will look solely to the Property so acquired and securing such Indebtedness for payment on or in respect of such Indebtedness and

          (2) no default with respect to such Indebtedness would permit (after notice or passage of time or both), according to the terms of any other Indebtedness of the Company or a Restricted Subsidiary, any holder of such other Indebtedness to declare a default under such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its stated maturity.

     "Oil and Gas Business" means (a) the acquisition, exploration, exploitation, development, production, operation and disposition of interests in oil, gas and other hydrocarbon properties, (b) the gathering, marketing, treating, processing, storage, refining, selling and transporting of any production from such interests or properties and products produced in association therewith, (c) any power generation and electrical transmission business and (d) any business or activity relating to, arising from, or necessary, appropriate or incidental to the activities described in the foregoing clauses (a) through (c) of this definition.

     "Permitted Business Investment" means any investment made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business including investments or expenditures for actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including (i) ownership interests in oil and gas properties, processing facilities, gathering systems, pipelines or ancillary real property interests and (ii) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements (including for limited liability companies) with third parties, excluding, however, Investments in corporations other than Restricted Subsidiaries.

     "Permitted Holders" means Southeastern Asset Management Inc. and its Affiliates; provided, however, that a Person shall cease to be a Permitted Holder upon making a filing with the Securities and Exchange Commission that indicates such Person has acquired or holds the Company's Voting Stock with a purpose or effect of changing or influencing control of the Company or in connection with or as a participant in any transaction having that purpose or effect.

     "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

          (1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

          (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

          (3) cash and Temporary Cash Investments;

          (4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

          (5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

          (6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

          (7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

          (8) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "-- Certain
     Covenants -- Limitation on Sales of Assets and Subsidiary Stock";

          (9) Permitted Business Investments;

          (10) Investments intended to promote the Company's strategic objectives in the Oil and Gas Business in an aggregate amount not to exceed $50 million at any one time outstanding, measured as of the date such Investments are made without giving effect to any subsequent changes in value (which Investments shall be deemed no longer outstanding only upon the return of capital thereof);

          (11) Investments in any units of any oil and gas royalty trust; and

          (12) Investments made pursuant to Hedging Obligations of the Company and the Restricted Subsidiaries.

     "Permitted Liens" means, with respect to any Person,

          (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure performance, surety or appeal bonds to which such Person is a party or which are otherwise required of such Person, or deposits as security for contested taxes or import duties or for the payment of rent or other obligations of like nature, in each case incurred in the ordinary course of business;

          (b) Liens imposed by law, such as carriers', warehousemen's, laborers', materialmen's, landlords', vendors', workmen's, operators', producers' (including those arising pursuant to Article 9.319 of the Texas Uniform Commercial Code or other similar statutory provisions of other states with respect to production purchased from others) and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings;

          (c) Liens for property taxes, assessments and other governmental charges or levies not yet delinquent or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

          (d) minor survey exceptions, minor encumbrances, easements or reservations of or with respect to, or rights of others for or with respect to, licenses, rights-of-way, sewers, electric and other utility lines and usages, telegraph and telephone lines, pipelines, surface use, operation of equipment, permits, servitudes and other similar matters or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person;

          (e) Liens existing or provided for under the terms of agreements existing on the date the 6.50% Senior Notes due 2008 and the 7.20% Senior Notes due 2028 were originally issued;

          (f) Liens on property or assets of, or any shares of stock of or secured debt of, any Person at the time the Company or any of its Subsidiaries acquired the property or the Person owning such property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Subsidiaries;

          (g) Liens securing a Hedging Obligation so long as such Hedging Obligation is of the type customarily entered into in connection with, and is entered into for the purpose of, limiting risk;

          (h) Liens upon specific properties of the Company or any of its Subsidiaries securing Indebtedness incurred in the ordinary course of business to provide all or part of the funds for the exploration, drilling or development of those properties;

          (i) Purchase Money Liens and Liens securing Non-Recourse Indebtedness; provided, however, that the related purchase money Indebtedness and Non-Recourse Indebtedness, as applicable, shall not be secured by any Property or assets of the Company or any Restricted Subsidiary other than the Property acquired by the Company with the proceeds of such purchase money Indebtedness or Non-Recourse Indebtedness, as applicable;

          (j) Liens securing only Indebtedness of a wholly-owned Subsidiary of the Company to the Company or to one or more wholly-owned Subsidiaries of the Company;

          (k) Liens on any property to secure bonds for the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or Indebtedness issued or guaranteed by the United States, any state or any department, agency or instrumentality thereof;

          (l) Government Contract Liens;

          (m) Liens in respect of Production Payments and Reserve Sales;

          (n) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of its Subsidiaries;

          (o) legal or equitable encumbrances deemed to exist by reason of negative pledges or the existence of any litigation or other legal proceeding and any related lis pendens filing (excluding any attachment prior to judgment, judgment lien or attachment lien in aid of execution on a judgment);

          (p) rights of a common owner of any interest in property held by such Person;

          (q) farmout, carried working interest, joint operating, unitization, royalty, overriding royalty, sales and similar agreements relating to the exploration or development of, or production from, oil and gas properties entered into in the ordinary course of business;

          (r) any defects, irregularities or deficiencies in title to easements, rights-of-way or other properties that do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person; and

          (s) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (e) through (m); provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien, plus improvements on such property, and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (e) through (m) at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

     "Principal Property" means any property owned or leased by the Company or any Subsidiary of the Company, the gross book value of which exceeds one percent of Consolidated Net Worth.

     "Production Payments and Reserve Sales" means the grant or transfer by the Company or a Subsidiary of the Company to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the oil and gas business for geologists, geophysicists and other providers of technical services to the Company or a Subsidiary of the Company.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock and other securities issued by any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person).

     "Purchase Money Lien" means a Lien on property securing Indebtedness incurred by the Company or any of its Subsidiaries to provide funds for all or any portion of the cost of (i) acquiring such property incurred before, at the time of, or within six months after the acquisition of such property or (ii) constructing, developing, altering, expanding, improving or repairing such property or assets used in connection with such property.

     "Rating Agency" means Standard & Poor's Ratings Group, Inc. and Moody's Investors Service, Inc. or if Standard & Poor's Ratings Group, Inc. or Moody's Investors Service, Inc. or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor's Ratings Group, Inc. or Moody's Investors Service, Inc. or both, as the case may be.

     "Redeemable Stock" of any Person means any equity security of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including on the happening of an event), is or could become required to be redeemed for cash or other property or is or could become redeemable for cash or other property at the option of the holder thereof, in whole or in part, on or prior to the first anniversary of the stated maturity of the Notes; or is or could become exchangeable at the option of the holder thereof for Indebtedness at any time in whole or in part, on or prior to the first anniversary of the stated maturity of the Notes; provided, however, that Redeemable Stock shall not include any security that may be exchanged or converted at the option of the holder for Capital Stock of the Company having no preference as to dividends or liquidation over any other Capital Stock of the Company.

     "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

          (1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

          (2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

          (3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

     provided further, however, that Refinancing Indebtedness shall not include
(A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or
(B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

     "Restricted Payment" with respect to any Person means:

          (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

          (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock); provided, however, that the Company may purchase, redeem or otherwise acquire or retire for value common stock of the Company in an amount not to exceed $10.0 million in the aggregate in any fiscal year for all such transactions after the date the Notes are issued made pursuant to this proviso and the amount of such purchase, redemption or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

          (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

          (4) the making of any Investment (other than a Permitted Investment) in any Person.

     "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "Sale and Leaseback Transaction" means any arrangement with any Person pursuant to which the Company or any Subsidiary of the Company leases any Principal Property that has been or is to be sold or transferred by the Company or the Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than five years,
(ii) leases between the Company and a Subsidiary of the Company or between Subsidiaries of the Company, (iii) leases of Principal Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property, and (iv) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.

     "Senior Indebtedness" means with respect to any Person:

          (1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

          (2) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the Notes; provided, however, that Senior Indebtedness shall not include:

          (1) any obligation of such Person to any Subsidiary;

          (2) any liability for federal, state, local or other taxes owed or owing by such Person;

          (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

          (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

          (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the date the Notes are issued or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

     "Subsidiary" of any Person means (i) any Person of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the Subsidiaries of that Person or a combination thereof, and (ii) any partnership, joint venture or other Person in which such Person or one or more of the Subsidiaries of that Person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.

     "Temporary Cash Investments" means any of the following:

          (1) any investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof;

          (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50,000,000 (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

          (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

          (4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group; and

          (5) investments in securities with maturities of six months or less from the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.

     "Unrestricted Subsidiary" means:

          (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

          (2) any Subsidiary of an Unrestricted Subsidiary.

     The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments."

     The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Certain
Covenants -- Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly Owned Subsidiaries.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated April 6, 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC and Chase Securities Inc. are acting as representatives, the following respective principal amounts of the notes:

                        UNDERWRITERS                          PRINCIPAL AMOUNT
                        ------------                          ----------------
Credit Suisse First Boston Corporation......................    $104,833,334
Banc of America Securities LLC..............................     104,833,333
Chase Securities Inc........................................     104,833,333
First Union Securities, Inc.................................      42,500,000
Banc One Capital Markets, Inc. .............................      17,000,000
FleetBoston Robertson Stephens Inc. ........................      17,000,000
Scotia Capital Markets (USA), Inc. .........................      17,000,000
TD Securities (USA) Inc. ...................................      17,000,000
                                                                ------------
          Total.............................................    $425,000,000
                                                                ============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

     The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement.

     We estimate that our out-of-pocket expenses for this offering will be approximately $3,000,000.

     The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     We intend to use more than 10% of the net proceeds from the sale of the notes to repay indebtedness owed by us to Bank of America, N.A. (an affiliate of Banc of America Securities LLC), The Chase Manhattan Bank (an affiliate of Chase Securities Inc.), First Union National Bank (an affiliate of First Union Securities, Inc.), Bank One, Texas, N.A. (an affiliate of Banc One Capital Markets, Inc.), The Bank of Nova Scotia (an affiliate of Scotia Capital Markets
(USA), Inc.), and Toronto Dominion (Texas), Inc. (an affiliate of TD Securities
(USA) Inc.) under our existing bank credit facility. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. This rule provides generally that if more than 10% of the net proceeds from the sale of debt securities, not including underwriting compensation, is paid to the underwriters of such debt securities or their affiliates, the yield on the securities may not be lower than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The yield on the notes, when sold to the public at the public offering price set forth on the cover page of this prospectus, is no lower than that recommended by Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation will receive $10,000 for its services as qualified independent underwriter.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     The representatives and their affiliates have performed investment banking and advisory services as well as commercial banking services for us from time to time for which they have received customary fees and expenses. The representatives and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     The representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                 LEGAL OPINIONS

     Thompson & Knight L.L.P., Dallas, Texas, will issue an opinion for us regarding the legality of the notes we are offering, and Cravath, Swaine & Moore, New York, New York, will pass upon certain matters for the underwriters. Jerry P. Jones is a member of our board of directors and has been a member of Thompson & Knight L.L.P. since 1959, presently serving in an of counsel capacity.

                                    EXPERTS

     The consolidated financial statements of Pioneer Natural Resources Company at December 31, 1999 and 1998, and for each of the two years in the period ended December 31, 1999, appearing in this prospectus supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Pioneer Natural Resources Company for the year ended December 31, 1997, appearing in this prospectus supplement have been audited by KPMG LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     Information included or incorporated by reference in this prospectus supplement and the accompanying prospectus regarding our estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values as prepared by our petroleum engineers.

                        GLOSSARY OF COMMONLY USED TERMS

     The following abbreviations and terms have the indicated meanings when used in this prospectus supplement:

     Bbl -- Barrel or barrels of oil.

     Bcf -- Billion cubic feet of gas.

     Bcfe -- Billion cubic feet of gas equivalent (see Mcfe).

     BOE -- Barrel of oil equivalent, which is determined using the ratio of 6 thousand cubic feet of gas to one barrel of oil.

     Btu -- British Thermal Unit, which is a heating equivalent measure for gas and is an alternate measure of gas reserves, as opposed to Mcf, which is strictly a measure of gas volumes.

     Development Well -- A well drilled within the presently proved productive area of an oil or gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing that reservoir.

     Dry Well -- An exploratory or development well that is not a producing well.

     Exploratory Well -- A well drilled either in search of a new, as yet undiscovered oil or gas reservoir or to extend the known limits of a previously discovered reservoir.

     Gross Acre -- An acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

     Gross Well -- A well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

     MBbl -- Thousand barrels of oil.

     MBOE -- Thousand BOE.

     Mcf -- Thousand cubic feet of gas.

     Mcfe -- Thousand cubic feet of gas equivalent, which is determined using the ratio of one barrel of oil, condensate, or gas liquids to 6 Mcf of gas.

     MMBbl -- Million barrels of oil.

     MMBtu -- Million British thermal units. Typically, prices quoted for gas are designated as price per MMBtu, the same basis on which gas is contracted for sale.

     MMcf -- Million cubic feet of gas.

     MMcfe -- Million cubic feet of gas equivalent (see Mcfe).

     Net Acre -- A net acre is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

     Net Well -- A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

     NGL -- Natural gas liquid.

     Producing Well -- An exploratory or development well found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

     Proved Developed Oil and Gas Reserves -- Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Oil and Gas Reserves -- The estimated quantities of crude oil, gas and gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, that is, prices and costs as of the date the estimate is made.

     Proved Undeveloped Oil and Gas Reserves -- Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     PV 10 Value -- The estimated future net revenue to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to non-property related expenses, such as general and administrative expenses, debt service, future income tax expense, or depreciation, depletion, and amortization.

     Working Interest -- The operating interest under an oil, gas and mineral lease or other property interest covering a specific tract or tracts of land. The owner of a Working Interest has the right to explore for, drill and produce the oil, gas and other minerals covered by such lease or other property interest and the obligation to bear the costs of exploration, development, operation or maintenance applicable to that owner's interest.

               PIONEER NATURAL RESOURCES COMPANY AND SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Financial Statements of Pioneer Natural
  Resources Company:
  Independent Auditors' Reports.............................  F-2
  Consolidated Balance Sheets as of December 31, 1999 and
     1998...................................................  F-4
  Consolidated Statements of Operations and Comprehensive
     Loss for the Years Ended December 31, 1999, 1998 and
     1997...................................................  F-5
  Consolidated Statements of Stockholders' Equity for the
     Years Ended December 31, 1999, 1998 and 1997...........  F-6
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1999, 1998, and 1997......................  F-7
  Notes to Consolidated Financial Statements................  F-8
  Unaudited Supplementary Information.......................  F-42

                         INDEPENDENT AUDITORS' REPORTS

The Board of Directors and Shareholders
Pioneer Natural Resources Company:

     We have audited the accompanying consolidated balance sheets of Pioneer Natural Resources Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer Natural Resources Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Dallas, Texas
January 24, 2000

The Board of Directors and Stockholders
Pioneer Natural Resources Company:

     We have audited the consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows of Pioneer Natural Resources Company and subsidiaries for the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Pioneer Natural Resources Company and subsidiaries for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Midland, Texas
February 13, 1998

                       PIONEER NATURAL RESOURCES COMPANY

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    34,788    $    59,221
  Accounts receivable:
     Trade, net.............................................      116,456        106,863
     Affiliates.............................................        2,119          3,657
  Inventories...............................................       13,721         15,221
  Deferred income taxes.....................................        5,800          7,100
  Other current assets......................................       10,252          9,926
                                                              -----------    -----------
          Total current assets..............................      183,136        201,988
                                                              -----------    -----------
Property, plant and equipment, at cost:
  Oil and gas properties, using the successful efforts
     method of accounting:
     Proved properties......................................    2,997,335      3,621,630
     Unproved properties....................................      257,583        342,589
  Accumulated depletion, depreciation and amortization......     (751,956)      (930,111)
                                                              -----------    -----------
                                                                2,502,962      3,034,108
                                                              -----------    -----------
Deferred income taxes.......................................       83,400         96,800
Other property and equipment, net...........................       43,006         55,010
Other assets, net...........................................      116,969         93,408
                                                              -----------    -----------
                                                              $ 2,929,473    $ 3,481,314
                                                              ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $       828    $   306,521
  Accounts payable:
     Trade..................................................       86,442         94,937
     Affiliates.............................................          426          4,492
  Interest payable..........................................       36,045         33,194
  Other current liabilities.................................       73,072         87,688
                                                              -----------    -----------
          Total current liabilities.........................      196,813        526,832
                                                              -----------    -----------
Long-term debt, less current maturities.....................    1,745,108      1,868,744
Other noncurrent liabilities................................      169,438        232,461
Deferred income taxes.......................................       43,500         64,200
Stockholders' equity:
  Preferred stock, $.01 par value; 100,000,000 shares
     authorized; one share issued and outstanding...........           --             --
  Common stock, $.01 par value; 500,000,000 shares
     authorized; 100,876,789 shares issued at December 31,
     1999; and 100,833,615 shares issued at December 31,
     1998...................................................        1,009          1,008
  Additional paid-in capital................................    2,348,448      2,347,996
  Treasury stock, at cost; 537,206 shares at December 31,
     1999 and 537,392 shares at December 31, 1998...........      (10,384)       (10,388)
  Accumulated deficit.......................................   (1,574,884)    (1,552,442)
  Accumulated other comprehensive income:
     Cumulative translation adjustment......................       10,425          2,903
                                                              -----------    -----------
          Total stockholders' equity........................      774,614        789,077
Commitments and contingencies...............................
                                                              -----------    -----------
                                                              $ 2,929,473    $ 3,481,314
                                                              ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                       PIONEER NATURAL RESOURCES COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
                                                           1999         1998          1997
                                                         --------    ----------    -----------
Revenues:
  Oil and gas..........................................  $644,646    $  711,492    $   536,782
  Interest and other...................................    89,657        10,452          4,278
  Gain (loss) on disposition of assets, net............   (24,168)         (445)         4,969
                                                         --------    ----------    -----------
                                                          710,135       721,499        546,029
                                                         --------    ----------    -----------
Costs and expenses:
  Oil and gas production...............................   159,530       223,551        144,170
  Depletion, depreciation and amortization.............   236,047       337,308        212,435
  Impairment of oil and gas properties.................    17,894       459,519      1,356,390
  Exploration and abandonments.........................    65,974       121,858         77,160
  General and administrative...........................    40,241        73,000         48,763
  Reorganization.......................................     8,534        33,199             --
  Interest.............................................   170,344       164,285         77,550
  Other................................................    34,631        39,605          7,124
                                                         --------    ----------    -----------
                                                          733,195     1,452,325      1,923,592
                                                         --------    ----------    -----------
Loss before income taxes and extraordinary item........   (23,060)     (730,826)    (1,377,563)
Income tax benefit (provision).........................       600       (15,600)       500,300
                                                         --------    ----------    -----------
Loss before extraordinary item.........................   (22,460)     (746,426)      (877,263)
Extraordinary item -- loss on early extinguishment of
  debt, net of tax.....................................        --            --        (13,408)
                                                         --------    ----------    -----------
Net loss...............................................   (22,460)     (746,426)      (890,671)
Other comprehensive income:
  Currency translation adjustment......................     8,358         2,903             --
                                                         --------    ----------    -----------
Comprehensive loss.....................................  $(14,102)   $ (743,523)   $  (890,671)
                                                         ========    ==========    ===========
Loss per share:
  Basic:
     Loss before extraordinary item....................  $   (.22)   $    (7.46)   $    (16.88)
     Extraordinary item................................        --            --           (.26)
                                                         --------    ----------    -----------
     Net loss..........................................  $   (.22)   $    (7.46)   $    (17.14)
                                                         ========    ==========    ===========
  Diluted:
     Loss before extraordinary item....................  $   (.22)   $    (7.46)   $    (16.88)
     Extraordinary item................................        --            --           (.26)
                                                         --------    ----------    -----------
     Net loss..........................................  $   (.22)   $    (7.46)   $    (17.14)
                                                         ========    ==========    ===========
Dividends declared per share...........................  $     --    $      .10    $       .10
                                                         ========    ==========    ===========
Weighted average shares outstanding....................   100,307       100,055         51,973
                                                         ========    ==========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                       PIONEER NATURAL RESOURCES COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   (IN THOUSANDS, EXCEPT DIVIDENDS PER SHARE)

                                        ADDITIONAL              UNEARNED   ACCUMULATED   ACCUM. OTHER        TOTAL
                               COMMON    PAID-IN     TREASURY   COMPEN-     EARNINGS     COMPREHENSIVE   STOCKHOLDERS'
                               STOCK     CAPITAL      STOCK      SATION     (DEFICIT)       INCOME          EQUITY
                               ------   ----------   --------   --------   -----------   -------------   -------------
BALANCE AT JANUARY 1, 1997...  $ 369    $  462,873   $(31,528)  $ (1,625)  $   100,207      $    --       $  530,296
Common stock issued:
  Acquisition of MESA,
    Inc......................    318       982,248         --         --            --           --          982,566
  Acquisition of Chauvco
    Resources, Ltd...........    249       688,081         --         --            --           --          688,330
  Acquisition of
    properties...............     16        44,857         --         --            --           --           44,873
Exercise of stock options....      5        11,591         --         --            --           --           11,596
Cancellation of treasury
  shares.....................    (19)      (34,441)    34,460         --            --           --               --
Exchange of preferred shares
  for common shares..........     67       182,909         --         --            --           --          182,976
Restricted shares awarded....      5        18,974         --    (18,079)           --           --              900
Tax benefits related to stock
  options....................     --         2,900         --         --            --           --            2,900
Purchase of treasury stock...     --            --     (2,953)        --            --           --           (2,953)
Amortization of unearned
  compensation...............     --            --         --      3,508            --           --            3,508
Net loss.....................     --            --         --         --      (890,671)          --         (890,671)
Dividends ($.10 per share)...     --            --         --         --        (5,476)          --           (5,476)
                               ------   ----------   --------   --------   -----------      -------       ----------
BALANCE AT DECEMBER 31,
  1997.......................  1,010     2,359,992        (21)   (16,196)     (795,940)          --        1,548,845
                               ------   ----------   --------   --------   -----------      -------       ----------
Common stock issued in
  settlement of litigation...     --           342         --         --            --           --              342
Reduction in common stock
  issued for acquisition of
  Chauvco Resources, Ltd.....     (4)      (11,094)        --         --            --           --          (11,098)
Exercise of stock options....     --             3         --         --            --           --                3
Restricted shares awarded....      2         3,053         --       (493)           --           --            2,562
Tax provision related to
  stock and option awards....     --        (4,300)        --         --            --           --           (4,300)
Purchase of treasury stock...     --            --    (10,367)        --            --           --          (10,367)
Amortization of unearned
  compensation...............     --            --         --     16,689            --           --           16,689
Net loss.....................     --            --         --         --      (746,426)          --         (746,426)
Dividends ($.10 per share)...     --            --         --         --       (10,076)          --          (10,076)
Other comprehensive income:
  Currency translation
    adjustment...............     --            --         --         --            --        2,903            2,903
                               ------   ----------   --------   --------   -----------      -------       ----------
BALANCE AT DECEMBER 31,
  1998.......................  1,008     2,347,996    (10,388)        --    (1,552,442)       2,903          789,077
                               ------   ----------   --------   --------   -----------      -------       ----------
Exercise of stock options and
  employee stock purchases...      1           249         --         --            --           --              250
Issuance of stock options
  under long-term incentive
  plan.......................     --            25         --         --            --           --               25
Restricted shares awarded....     --           178          4         --            --           --              182
Adjustment to dividends......     --            --         --         --            18           --               18
Realized translation
  adjustment.................     --            --         --         --            --         (836)            (836)
Net loss.....................     --            --         --         --       (22,460)          --          (22,460)
Other comprehensive income:
  Currency translation
    adjustment...............     --            --         --         --            --        8,358            8,358
                               ------   ----------   --------   --------   -----------      -------       ----------
BALANCE AT DECEMBER 31,
  1999.......................  $1,009   $2,348,448   $(10,384)  $     --   $(1,574,884)     $10,425       $  774,614
                               ======   ==========   ========   ========   ===========      =======       ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       PIONEER NATURAL RESOURCES COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                            1999         1998          1997
                                                          ---------    ---------    ----------
Cash flows from operating activities:
  Net loss..............................................  $ (22,460)   $(746,426)   $ (890,671)
  Adjustments to reconcile net loss to net cash provided
     by operating activities:
     Depletion, depreciation and amortization...........    236,047      337,308       212,435
     Impairment of oil and gas properties...............     17,894      459,519     1,356,390
     Exploration expenses, including dry holes..........     50,030       92,311        63,288
     Deferred income taxes..............................         --       18,600      (501,300)
     (Gain) loss on disposition of assets, net..........     24,168          445        (4,969)
     Loss on early extinguishment of debt, net of tax...         --           --        13,408
     Other noncash items................................       (866)      66,300        18,886
  Change in operating assets and liabilities, net of
     effects from acquisitions and dispositions:
     Accounts receivable................................     (7,393)      85,413       (39,774)
     Inventory..........................................       (952)       2,714        (5,941)
     Other current assets...............................     (2,335)          30        (1,913)
     Accounts payable...................................    (18,683)     (29,800)       27,138
     Interest payable...................................      2,851       15,545         3,285
     Other current liabilities..........................    (23,067)      12,117       (22,053)
                                                          ---------    ---------    ----------
       Net cash provided by operating activities........    255,234      314,076       228,209
                                                          ---------    ---------    ----------
Cash flows from investing activities:
  Payment for acquisitions, net of cash acquired........         --           --       (15,490)
  Proceeds from disposition of assets...................    390,531       21,876       115,735
  Additions to oil and gas properties...................   (179,669)    (507,337)     (428,640)
  Other property additions, net.........................    (11,867)     (31,546)      (12,783)
                                                          ---------    ---------    ----------
       Net cash provided by (used in) investing
          activities....................................    198,995     (517,007)     (341,178)
                                                          ---------    ---------    ----------
Cash flows from financing activities:
  Borrowings under long-term debt.......................    355,493      947,180       821,148
  Principal payments on long-term debt..................   (793,919)    (711,524)     (648,208)
  Payments of other noncurrent liabilities..............    (34,002)     (17,091)       (7,740)
  Deferred loan fees/issuance costs.....................     (6,891)      (7,189)       (2,396)
  Dividends.............................................         --      (10,076)       (5,476)
  Purchase of treasury stock............................         --      (10,367)       (2,953)
  Exercise of stock options and employee stock
     purchases..........................................        250           --        11,596
                                                          ---------    ---------    ----------
       Net cash provided by (used in) financing
          activities....................................   (479,069)     190,933       165,971
                                                          ---------    ---------    ----------
Net increase (decrease) in cash and cash equivalents....    (24,840)     (11,998)       53,002
Effect of exchange rate changes on cash and cash
  equivalents...........................................        407         (494)           --
Cash and cash equivalents, beginning of year............     59,221       71,713        18,711
                                                          ---------    ---------    ----------
Cash and cash equivalents, end of year..................  $  34,788    $  59,221    $   71,713
                                                          =========    =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       PIONEER NATURAL RESOURCES COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997

NOTE A. ORGANIZATION AND NATURE OF OPERATIONS

     Pioneer Natural Resources Company (the "Company") is a Delaware Corporation whose common stock is listed and traded on the New York Stock Exchange and the Toronto Stock Exchange. The Company was formed by the merger of Parker & Parsley Petroleum Company ("Parker & Parsley") and MESA Inc. ("Mesa") in August 1997. The Company subsequently acquired the Canadian and Argentine oil and gas business of Chauvco Resources Ltd. ("Chauvco"), a publicly traded independent oil and gas company based in Calgary, Canada, during December 1997. The Company is an oil and gas exploration and production company with ownership interests in oil and gas properties located principally in the Mid Continent, Southwestern and onshore and offshore Gulf Coast regions of the United States and in Argentina, Canada and South Africa.

     In accordance with the provisions of Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"), both the merger with Mesa and the acquisition of Chauvco were accounted for as purchases by the Company (formerly Parker & Parsley). As a result, the historical financial statements for the Company are those of Parker & Parsley prior to August 1997.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries since their acquisition or formation, and the Company's interest in the affiliated oil and gas partnerships for which it serves as general partner through certain of its wholly-owned subsidiaries. Investments in less than majority-owned subsidiaries where the Company has the ability to exercise significant influence over the investee's operations are accounted for by the equity method. The Company proportionately consolidates less than 100 percent-owned oil and gas partnerships in accordance with industry practice. The Company owns less than a 20 percent interest in the oil and gas partnerships that it proportionately consolidates. All material intercompany balances and transactions have been eliminated.

     The Company determines the appropriate classification of investments in non-affiliated equity securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

     Investments in non-affiliated equity securities that have a readily determinable fair value are classified as "trading securities" if management's current intent is to hold them for only a short period of time; otherwise, they are accounted for as "available-for-sale" securities. The carrying value of trading securities and available-for-sale securities are adjusted to fair value as of each balance sheet date. Unrealized holding gains and losses are recognized for trading securities in interest and other revenue, in the case of unrealized holding gains, or other expense, in the case of unrealized holding losses, during the periods in which changes in fair value occur. Unrealized holding gains and losses would be recognized for available-for-sale securities as credits or charges to stockholders' equity during the periods in which changes in fair value occur, and would also be included as items of other comprehensive income (loss). The Company did not have any investments in available-for-sale securities during the years ended December 31, 1999, 1998 or 1997.

     Investments in non-affiliated equity securities that do not have a readily determinable fair value are measured in the accompanying Consolidated Balance Sheet as of December 31, 1999 at the lower of their original cost less associated cash dividends received, or the net realizable value of the investment.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS. Preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     CASH EQUIVALENTS. Cash and cash equivalents include cash on hand and depository accounts held by banks.

     INVENTORIES. Inventories consist of lease and well equipment which are carried at the lower of cost or market, on a first-in first-out basis.

     OIL AND GAS PROPERTIES. The Company utilizes the successful efforts method of accounting for its oil and gas properties. Under this method, all costs associated with productive wells and nonproductive development wells are capitalized while nonproductive exploration costs are expensed. The Company capitalizes interest on expenditures for significant development projects until such time as operations commence.

     The Company accounts for its natural gas processing facilities activities as part of its oil and gas properties for financial reporting purposes. All revenues and expenses derived from third party gas volumes processed through the Company's natural gas processing facilities have been reported as components of oil and gas production costs. The capitalized costs of natural gas processing facilities are included in proved oil and gas properties and are depleted using the unit-of-production method.

     Capitalized costs relating to proved properties are depleted using the unit-of-production method based on proved reserves as determined by the Company's engineers. Costs of significant nonproducing properties, wells in the process of being drilled and development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined.

     Generally, capitalized costs of individual properties sold or abandoned are charged to accumulated depletion, depreciation and amortization with the proceeds from the sales of individual properties credited to property costs; no gain or loss is recognized until the entire amortization base is sold. However, gain or loss is recognized from the sale of less than an entire amortization base if the property costs are significant enough to materially impact the depletion rate of the remaining properties in the amortization base.

     If significant, the Company accrues the estimated future costs to plug and abandon wells under the unit-of-production method. The charge, if any, is reflected in the accompanying Consolidated Statements of Operations and Comprehensive Loss as abandonment expense while the liability is reflected in the accompanying Consolidated Balance Sheets as other liabilities. Plugging and abandonment liabilities assumed in a business combination accounted for as a purchase are recorded at fair value. At December 31, 1999 and 1998, the Company has recognized plugging and abandonment liabilities of $44.2 million and $44.5 million, respectively.

     In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews its long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

     Unproved oil and gas properties that are individually significant are periodically assessed for impairment by comparing their cost to their estimated value on a project-by-project basis. The estimated value is affected by the results of exploration activities, commodity price outlooks, planned future sales or

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

expiration of all or a portion of such projects. If the quantity of potential reserves determined by such evaluations are not sufficient to fully recover the cost invested in each project, the Company will recognize a loss at the time of impairment by providing an impairment allowance. The remaining unproved oil and gas properties are aggregated and an overall impairment allowance is provided based on the Company's historical experience.

     TREASURY STOCK. Treasury stock purchases are recorded at cost. Upon reissuance, the cost of treasury shares held is reduced by the average purchase price per share of the aggregate treasury shares held.

     ENVIRONMENTAL. The Company's environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability are fixed or reliably determinable. The Company believes that the costs for compliance with current environmental laws and regulations have not had and will not have a material effect on the Company's financial position or results of operations.

     REVENUE RECOGNITION. The Company uses the entitlements method of accounting for crude oil, natural gas liquids ("NGL") and natural gas revenues. Sales proceeds in excess of the Company's entitlement are included in other liabilities and the Company's share of sales taken by others is included in other assets in the accompanying Consolidated Balance Sheets. As of December 31, 1999 and 1998, entitlement liabilities totaled $15.5 million and $20.6 million, respectively, and entitlement assets totaled $33.0 million and $38.2 million, respectively.

     STOCK-BASED COMPENSATION. The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, the Company has only adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). See Note F for the pro forma disclosures of compensation expense determined under the fair-value provisions of SFAS 123.

     HEDGING. The following criteria must be met in order for the Company to account for a financial instrument as a hedge of an existing asset, liability or forecasted transaction: an asset, liability or forecasted transaction must exist that exposes the Company to price, interest rate or foreign exchange rate risk that is not offset in another asset or liability; the hedging contract must reduce that price, interest rate or foreign exchange rate risk; and, the instrument must be designated as a hedge at the inception of the contract and throughout the hedge period. In order to qualify as a hedge, there must be clear correlation between changes in the fair value of the financial instrument and the fair value of the hedged asset, liability or forecasted transaction, such that changes in the market value of the financial instrument will be offset by the effect of price, interest rate or foreign exchange rate changes on the exposed items.

     Gains or losses realized from financial instruments that qualify as hedges are deferred as assets or liabilities until the underlying hedged asset, liability or transaction monetizes, matures or is otherwise recognized under generally accepted accounting principles. When recognized, hedge gains and losses are classified as components of the commodity prices, interest or foreign exchange rates that the financial instruments hedge. Derivative financial instruments that do not qualify as hedges are marked-to-market and recorded as assets or liabilities. Changes in the fair values of such instruments are recognized as other income or other expense during the periods in which their fair values change. See Note H for a description of the specific types of derivative transactions in which the Company participates.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     FOREIGN CURRENCY TRANSLATION. The financial statements of subsidiary entities whose functional currency is not the United States dollar are translated to United States dollars as follows: all assets and liabilities at year-end exchange rates; revenues, costs and expenses at average exchange rates. Gains and losses from translating non-United States dollar denominated balances are recorded directly in stockholders' equity. Foreign currency transaction gains and losses are included in net loss.

     The exchange rates used in the preparation of these consolidated financial statements appear below:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                              1999     1998     1997
                                                              -----    -----    -----
U.S. Dollar from Canadian Dollar -- Balance sheet...........  .6915    .6534    .6997
U.S. Dollar from Canadian Dollar -- Statements of
  operations................................................  .6700    .6740      N/A

     RECLASSIFICATIONS. Certain reclassifications have been made to the 1998 and 1997 amounts to conform to the 1999 presentation.

NOTE C. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1999 and 1998:

                                                         1999                     1998
                                                 --------------------   ------------------------
                                                 CARRYING      FAIR      CARRYING        FAIR
                                                  AMOUNT      VALUE       AMOUNT        VALUE
                                                 --------    --------   ----------    ----------
                                                                 (IN THOUSANDS)
Financial assets:
  Cash and cash equivalents....................  $ 34,788    $ 34,788   $   59,221    $   59,221
  Investment in non-affiliated
     entity -- trading securities..............  $     --    $     --   $   12,000    $   12,000
  Investment in non-affiliated entity -- fair
     value not readily determinable............  $ 30,000    $     --   $       --    $       --
Financial liabilities:
  Long-term debt:
     Practicable to estimate fair value:
       Lines of credit.........................  $825,000    $825,000   $1,239,032    $1,239,032
       8 7/8% senior notes due 2005............  $150,000    $149,189   $  150,000    $  144,108
       8 1/4% senior notes due 2007............  $149,482    $141,903   $  149,414    $  137,826
       6 1/2% senior notes due 2008............  $348,550    $297,313   $  348,418    $  284,442
       7 1/5% senior notes due 2028............  $249,909    $187,825   $  249,908    $  177,325
     Not practicable to estimate fair value:
       Other long-term debt....................  $ 22,995    $     --   $   38,493    $       --
Derivative financial instruments, including
  off-balance sheet instruments (see Note H):
  Interest rate swaps..........................  $     --    $     --   $      (80)   $      966
  Foreign currency agreements..................  $ (4,168)   $ (4,168)  $  (15,350)   $  (15,350)
  Commodity price hedges.......................  $  1,672    $(26,213)  $      (41)   $   26,548
  BTU swap agreements..........................  $(13,218)   $(13,218)  $  (15,172)   $  (15,172)
  Other non-hedge commodity derivatives........  $(13,259)   $(13,259)  $       --    $       --

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, OTHER CURRENT ASSETS, ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES. The carrying amounts approximate fair value due to the short maturity of these instruments.

     INVESTMENTS IN NON-AFFILIATED ENTITIES. During 1999, the Company received 2,307,693 shares of Prize Energy Corp. ("Prize") six percent convertible preferred stock ("Prize Preferred"), having a liquidation preference and estimated fair value of $30.0 million on the date acquired, in partial consideration for oil and gas properties, gas plants and other assets sold to Prize (see Note K for information specific to the assets sold to, and the investment in, Prize). As of December 31, 1999, Prize was a closely held, non-public entity. As such, the fair value of the Prize Preferred was not readily determinable. During 1999, the Company earned dividends of 69.23 additional shares of Prize Preferred.

     On February 9, 2000, Prize announced a merger with Vista Energy Resources Inc., whereby the common stock of the merged Prize entity began to publicly trade on the American Stock Exchange. Associated therewith, the Company's Prize Preferred was exchanged for 3,984,197 shares of Prize Series A 6% Convertible Preferred Stock ("Prize Senior A Preferred") having a liquidation preference and stated value of $7.81 per share, plus cumulative dividends accrued and unpaid. Each share of Prize Series A Preferred is convertible, at the option of the holder, into one share of Prize common stock. Under certain circumstances, Prize may redeem the Prize Series A Preferred at the stated value per share, unless the Company exercises its conversion rights. The fair value of the Prize Series A Preferred is not readily determinable.

     As of December 31, 1998, the Company owned three million shares of common stock of a closely held, non-affiliated, public entity having a fair value of $12.0 million. The three million shares of common stock were received by the Company as partial consideration for the sale of an exclusive and irrevocable option to purchase certain oil and gas properties and other assets of the Company. During 1999, the Company's investment in the entity was increased to four million shares of common stock as a result of liquidation damages received by the Company from the non-affiliated entity (see Note K for information pertaining to the Company's transactions with the entity). This investment was classified by the Company as an investment in trading securities. As a result of declines in the fair value of this investment, other expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 1999 and 1998, include non-cash mark-to-market charges of $11.9 million and $.8 million, respectively. The Company sold its investment in the common stock during 1999.

     LONG-TERM DEBT. The carrying amount of borrowings outstanding under the Company's line of credit (see Note D for definitions and descriptions of each) approximates fair value because these instruments bear interest at rates tied to current market rates. The fair values of each of the senior note issuances were based on quoted market prices for each of these issues.

     It was not practicable to estimate the fair value of certain of the long-term debt obligations because quoted market prices are not available and the Company does not have a current borrowing rate which could be used as a comparable rate for the stated maturities of the obligations.

     INTEREST RATE SWAPS, INTEREST RATE CAP AGREEMENTS, FOREIGN CURRENCY SWAP CONTRACTS AND COMMODITY PRICE SWAP AND OPTION CONTRACTS. The fair value of interest rate swaps, interest rate cap agreements, foreign currency contracts and commodity price swap and option contracts are estimated from quotes provided by the counterparties to these instruments and represent the estimated amounts that the Company would expect to receive or pay to terminate the agreements. See Note H for a description of each of these instruments, including whether the derivative contract qualifies for hedge accounting treatment or is considered a speculative derivative instrument.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

NOTE D. LONG-TERM DEBT

                                                            DECEMBER 31,
                                                      ------------------------
                                                         1999          1998
                                                      ----------    ----------
                                                           (IN THOUSANDS)
Lines of credit...................................    $  825,000    $1,249,984
8 7/8% senior notes due 2005......................       150,000       150,000
8 1/4% senior notes due 2007 (net of discount)....       149,482       149,414
6 1/2% senior notes due 2008 (net of discount)....       348,550       348,418
7 1/5% senior notes due 2028 (net of discount)....       249,909       249,908
Other.............................................        22,995        27,541
                                                      ----------    ----------
                                                       1,745,936     2,175,265
Less current maturities...........................           828       306,521
                                                      ----------    ----------
                                                      $1,745,108    $1,868,744
                                                      ==========    ==========

     Maturities of long-term debt at December 31, 1999 are as follows (in thousands):

2000............................................    $    828
2001............................................    $     --
2002............................................    $825,000
2003............................................    $    518
2004............................................    $    571
Thereafter......................................    $919,019

     LINES OF CREDIT. As of December 31, 1999, the Company has a credit facility (the "Credit Facility") with a syndicate of banks (the "Banks") with commitments aggregating $939.6 million and outstanding borrowings of $825 million. Advances under the Credit Facility are required to be paid no later than August 7, 2002.

     Advances on the Credit Facility bear interest at the option of the Company, based on (a) the prime rate of NationsBank of Texas, N.A. (8.50 percent at December 31, 1999), (b) a Eurodollar rate (substantially equal to the London Interbank Offered Rate ("LIBOR")) adjusted for the reserve requirement as determined by the Board of Governors of the Federal Reserve System with respect to transactions in Eurocurrency liabilities ("LIBOR Rate"), or (c) a competitive bid rate as quoted by the lending banks electing to participate pursuant to a request by the Company. The interest rate on LIBOR Rate advances includes an interest rate margin component that is determined by a grid that is based on the Company's senior unsecured long-term public debt rating and the ratio of outstanding Company debt to earnings before interest, depletion, depreciation, amortization, income tax, exploration and abandonment and other non-cash expenses ("EBITDAX"). As of December 31, 1999, the interest rate margin on LIBOR Rate advances was 187.5 basis points.

     The Credit Facility contains various debt covenants, the most restrictive being the maintenance of a ratio of outstanding Company senior debt to EBITDAX not to exceed 4.25 to one through March 31, 2000, and 3.5 to one thereafter. Other restrictive compliance requirements include limits on the incurrence of additional indebtedness and certain types of liens and restrictions as to merger, sale or transfer of assets and transactions without the Banks' consent. The Company's obligations under the Credit Facility are also guaranteed by Pioneer Natural Resources USA, Inc. ("Pioneer USA") and certain other subsidiaries and are secured by a pledge of a portion of the capital stock of certain non-United States subsidiaries.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     During the first quarter of 1999, the Company and the Banks executed amendments to the Credit Facility that provided for the consolidation of the Company's $276 million Canadian subsidiary term loan with and into the Credit Facility. The amendments also provided for a $410 million reduction in loan commitments by December 31, 1999, an increase in the interest rate margin on LIBOR Rate advances to 250 basis points and the debt covenants outlined above. The Company met each of the requirements of the amended Credit Facility during 1999.

     SENIOR NOTES. The Company's senior notes are general unsecured obligations ranking equally in right of payment with all other senior unsecured indebtedness of the Company and are senior in right of payment to all existing and future subordinated indebtedness of the Company. In addition, the Company is a holding company that conducts all of its operations through subsidiaries; consequently, the senior notes issuances are structurally subordinated to all obligations of its subsidiaries. Pioneer USA has fully and unconditionally guaranteed the senior note issuances. Interest on the Company's senior notes is payable semi-annually.

     EXTRAORDINARY ITEMS. On December 18, 1997, the Company completed a cash tender offer for two senior subordinated note issuances (the "Subordinated Notes") assumed as part of the merger with Mesa. During 1997, the Company redeemed approximately 91 percent of the 11 5/8% senior subordinated discount notes due 2006 and approximately 98 percent of the 10 5/8% senior subordinated notes due 2006 (the "10 5/8% Notes") for a purchase price of $829.90 and $1,171.40, respectively, per $1,000 tendered plus any interest accrued on the 10 5/8% Notes (the "Tender Offer"). As a result, the Company paid $574.5 million for the principal amount tendered on the Subordinated Notes, including related fees, and $15.7 million of accrued interest on the 10 5/8% Notes. As a result of the Tender Offer, the Company recognized an extraordinary loss on early extinguishment of debt of $11.9 million (net of a related tax benefit of $6.4 million) during the fourth quarter of 1997. The Company financed the purchase price of the Subordinated Notes tendered in the offer with borrowings under its Credit Facility Agreements.

     In addition to the extraordinary loss resulting from the Tender Offer, the accompanying Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 1997 includes a $1.5 million (net of a related tax benefit of $800 thousand) non-cash charge for an extraordinary loss on the early extinguishment of debt resulting from the merger of Parker & Parsley and Mesa. This extraordinary loss relates to capitalized issuance fees associated with Parker & Parsley's previously existing bank credit facility which was replaced by the Credit Facility.

     INTEREST EXPENSE. The following amounts have been charged to interest expense for the years ended December 31, 1999, 1998 and 1997:

                                                        1999        1998       1997
                                                      --------    --------    -------
                                                              (IN THOUSANDS)
Cash payments for interest..........................  $150,929    $135,811    $65,740
Accretion/amortization of discounts or premiums on
  loans.............................................     8,401      10,688      7,348
Amortization of capitalized loan fees...............     2,686       1,142      1,177
Net change in accruals..............................     8,328      16,644      3,285
                                                      --------    --------    -------
                                                      $170,344    $164,285    $77,550
                                                      ========    ========    =======

NOTE E. RELATED PARTY TRANSACTIONS

     ACTIVITIES WITH AFFILIATED PARTNERSHIPS. The Company, through its wholly-owned subsidiaries, has in the past sponsored certain affiliated partnerships, including 35 public and nine private drilling partnerships and three public income partnerships, all of which were formed primarily for the purpose of drilling and

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

completing wells or acquiring producing properties. In accordance with the terms of the partnership agreements and the related tax partnership agreements of the affiliated partnerships, the Company participated in the activities of the sponsored partnerships on a promoted basis. In 1992, the Company discontinued sponsoring public and private oil and gas development drilling and income partnerships.

     During each of 1994, 1993 and 1992, the Company formed a Direct Investment Partnership for the purpose of permitting selected key employees to invest directly, on an unpromoted basis, in wells that the Company drills. The partners in the Direct Investment Partnerships formed in 1994, 1993 and 1992 pay and receive approximately .337 percent, 1.5375 percent and 1.865 percent, respectively, of the costs and revenues attributable to the Company's interest in the wells that such Direct Investment Partnership participates. The Company discontinued the formation of Direct Investment Partnerships in 1995.

     The Company, through a wholly-owned subsidiary, serves as operator of properties in which it and its affiliated partnerships have an interest. Accordingly, the Company receives producing well overhead, drilling well overhead and other fees related to the operation of the properties. The affiliated partnerships also reimburse the Company for their allocated share of general and administrative charges.

     The activities with affiliated partnerships are summarized for the following related party transactions for the years ended December 31, 1999, 1998 and 1997:

                                                            1999      1998      1997
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Receipt of lease operating and supervision charges in
  accordance with standard industry operating
  agreements.............................................  $9,059    $9,021    $8,547
Reimbursement of general and administrative expenses.....  $  744    $  739    $1,476

     PRIZE DIVESTITURE. As further disclosed in Note K, the Company sold certain oil and gas properties, gas plants and other assets to Prize during 1999. Associated with these transactions, the Company received $245.0 million of proceeds, including the 2,307.693 shares of Prize Preferred valued at $30.0 million. The board of directors of Prize is comprised of six directors, which include Mr. Philip P. Smith, the Chief Executive Officer; Mr. Kenneth A. Hersh; Mr. Lon C. Kile; two members of the Company's executive management committee; and, a member who is unrelated to the Company. Messrs. Smith and Hersh were members of the Board of Directors of the Company and resigned their positions with the Company during the second quarter of 1999. Additionally, Mr. Lon C. Kile resigned his position as Executive Vice President of the Company to accept the position of President and Chief Operating Officer of Prize. The sale of the assets to Prize was initiated through an auction process which, upon receipt of Prize's initial offer, was placed under the supervision of a special independent committee (comprised of outside directors unrelated to Prize) of the Company's Board of Directors. The independent committee reviewed and considered all offers presented to the Company for the purchase of the assets acquired by Prize. The Prize offer was approved by the special independent committee as being the best offer presented (see Notes C and K for information pertaining to the divestiture of assets to Prize and the Company's investment in Prize).

     CONSULTING FEE. Effective January 1, 1999, the Company entered into an amended and restated agreement with Rainwater, Inc., whereby the Company will pay Rainwater, Inc. $300,000 per year and reimburse Rainwater, Inc. for certain expenses in consideration for certain consulting and financial analysis services provided to the Company by Rainwater, Inc. and its representatives. The term of this agreement expires on December 31, 2003. During 1999, 1998 and 1997, consulting and financial analysis services provided to the Company totaled $325,000, $400,000 and $100,000; respectively, plus expenses. Richard E. Rainwater, who serves on the Company's Board of Directors, is the sole shareholder of Rainwater, Inc.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

NOTE F. INCENTIVE PLANS

  RETIREMENT PLANS

     DEFERRED COMPENSATION RETIREMENT PLAN. Effective August 8, 1997, the Compensation Committee of the Board of Directors approved a deferred compensation retirement plan for the officers and certain key employees of the Company. Each officer and key employee is allowed to contribute up to 25 percent of their base salary. The Company will then provide a matching contribution of 100 percent of the officer's and key employee's contribution limited to the first 10 percent of the officer's base salary and eight percent of the key employee's base salary. The Company's matching contribution vests immediately. A trust fund has been established by the Company to accumulate the contributions made under this retirement plan.

     In December 1998, the Company received notification that an investment fund group had acquired beneficial ownership of greater than 20 percent of the Company's common stock. Pursuant to the then existing provisions within the Company's deferred compensation retirement plan, if a third party acquired 20 percent or more of the Company's common stock certain change of control provisions contained within the plan were triggered. Accordingly, in December 1998, the Compensation Committee of the Board of Directors determined that a change of control had occurred, effective September 30, 1998, under the deferred compensation retirement plan. Consequently, all of the contributions to the deferred compensation retirement plan from August 1997 to December 15, 1998 were immediately vested and distributed.

     401(K) PLAN. The Pioneer Natural Resources USA, Inc. 401(k) Plan (the "401(k) Plan") is a defined contribution pension plan established under the Internal Revenue Code Section 401. All regular full-time and part-time employees of Pioneer USA are eligible to participate in the 401(k) Plan on the first day of the month following their date of hire. Participants may contribute an amount of not less than two percent nor more than 12 percent of their annual salary into the 401(k) Plan. Each participant's account is credited with the participant's contributions and an allocation of the 401(k) Plan's earnings. Participants are immediately fully vested in their account balances.

     MATCHING PLAN. The Pioneer Natural Resources USA, Inc. Matching Plan (the "Matching Plan") is a money purchase pension plan which accumulates benefits to participants. All regular full-time and part-time employees of Pioneer USA become eligible to participate in the Matching Plan concurrent with their eligibility to participate in the 401(k) Plan. All Matching Plan contributions are made in cash by Pioneer USA in amounts equal to 200 percent of a participant's contributions to the 401(k) Plan that are not in excess of five percent of the participant's basic compensation (the "Matching Contribution"). Each participant's account is credited with their Matching Contribution and an allocation of Matching Plan earnings. Participants proportionately vest in their account balances over a four year period, at the end of which they are fully vested in their account balances. During the years ended December 31, 1999, 1998 and 1997, the Company recognized compensation expense of $508 thousand, $742 thousand and $497 thousand, respectively, as a result of Matching Contributions.

     LONG-TERM INCENTIVE PLAN. In August 1997, the Company's stockholders approved a new long-term incentive plan (the "Long-Term Incentive Plan"), which provides for the granting of incentive awards in the form of stock options, stock appreciation rights, performance units and restricted stock to directors, officers and employees of the Company. The Long-Term Incentive Plan provides for the issuance of a maximum number of shares of common stock equal to 10 percent of the total number of shares of common stock equivalents outstanding minus the total number of shares of common stock subject to outstanding awards on the date of calculation under any stock-based plan for the directors, officers or employees of the Company.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     Pursuant to the provisions within the Company's Long-Term Incentive Plan, if a third party acquires 40 percent or more of the Company's common stock, certain change of control provisions contained within the plan are triggered. In December 1998, the Compensation Committee of the Board of Directors determined that a change of control had occurred, effective September 30, 1998, under the Long-Term Incentive Plan. Consequently, all awards granted under the Long-Term Incentive Plan since its inception in August 1997 through September 30, 1998 were immediately vested and any restrictions were canceled.

     The following table calculates the number of shares or options available for grant under the Company's Long-Term Incentive Plan as of December 31, 1999 and 1998:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1999           1998
                                                            -----------    -----------
Shares outstanding........................................  100,339,583    100,296,223
Options outstanding.......................................    4,832,412      2,939,183
                                                            -----------    -----------
                                                            105,171,995    103,235,406
                                                            ===========    ===========
Maximum shares/options allowed under the Long-Term
  Incentive Plan..........................................   10,517,200     10,323,541
Less: Outstanding awards under Long-Term Incentive Plan...   (4,832,412)    (2,939,183)
      Outstanding options under Mesa 1991 stock option
          plan............................................     (149,547)      (407,284)
      Outstanding options under Mesa 1996 incentive
          plan............................................     (372,855)      (422,854)
      Outstanding options under Parker & Parsley long-term
          incentive plan..................................     (887,075)      (810,709)
                                                            -----------    -----------
Shares/options available for future grant.................    4,275,311      5,743,511
                                                            ===========    ===========

RESTRICTED STOCK AWARDS

     NON-EMPLOYEE DIRECTORS. On May 20, 1999, the Company's Long-Term Incentive Plan was amended to eliminate the automatic award of restricted stock to non-employee directors in payment of their annual retainer fees. The effect of the amendment was to provide the Compensation Committee of the Board of Directors with the authority to determine what awards, if any, non-employee directors will receive and what the terms of those awards will be and, alternatively, to award stock options to non-employee directors in payment of their annual retainer fees. During 1999, the Company awarded stock options to the non-employee directors in payment of their annual retainer fees. The options awarded were determined by dividing the annual retainer fees by the value of one option on the last business day of the month in which the fee was paid. The option values were determined using the Black-Scholes method (see "Stock Option Awards", below). Prior to this amendment, on the last business day of the month in which the annual meeting of the stockholders of the Company was held, each non-employee director automatically received an award of common stock equal to 50 percent of their annual retainer fee. These awards were made in lieu of an amount of cash equal to 50 percent of the annual retainer fee. In May 1998 and August 1997, the Company issued an aggregate 17,306 shares and 5,939 shares, respectively, to non-employee directors pursuant to this arrangement. The shares of common stock awarded pursuant to the Long-Term Incentive Plan are subject to transfer restrictions that lapse on the first anniversary of the date of the award.

     OFFICERS AND KEY EMPLOYEES. The Company, at its sole discretion, may pay annual bonuses awarded to selected officers and key employees either 100 percent in cash or partially in cash and partially in the form of restricted stock awards under the Long-Term Incentive Plan. The Company has established target bonus levels for each officer and key employee. Based upon Company and individual performance during the year, each officer or key employee has the potential to earn more or less than their target bonus level.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

The bonus awards are determined in the quarter following the Company's December 31 year-end. During 1997, the Company awarded restricted stock pursuant to this program. The 1997 awards were limited to one-half of each officer's or key employee's target bonus level, and the remainder of the officer's or key employee's annual bonus was paid in cash. The number of shares of restricted stock that were awarded pursuant to the annual bonus program were based on the closing sales price of the Company's common stock on the day immediately preceding the date of the award. Ownership of the restricted stock awarded vested one year after the date it was issued, subject to transfer restrictions that lapsed on one-third of the shares on each of the first, second and third anniversaries of the date of grant. Each recipient of restricted stock also received an amount of cash equal to the estimated federal income taxes payable as a result of the receipt of such award. On February 9, 1998, the Company awarded an aggregate of 81,300 shares of restricted stock at a price of $22.375 pursuant to the 1997 annual bonus program. The Company elected not to award any restricted stock in conjunction with the 1999 or 1998 annual bonus programs.

     During 1998 and 1997, the Company made other Long-Term Incentive Plan awards of 38,480 and 470,975 shares, respectively, to certain officers and key employees. The shares awarded are subject to vesting period and transfer restrictions.

  STOCK OPTION AWARDS

     The Company has a program of awarding semi-annual stock options to its officers and employees and annual stock options to its directors, as part of their annual compensation. This program provides for annual awards at an exercise price based upon the closing sales price of the Company's common stock on the day prior to the date of grant. The awards vest over an 18 month or three year schedule and provide a five year exercise period from each vesting date. The Company granted 1,985,193; 2,146,553 and 1,716,625 options under the Long-Term Incentive Plan during 1999, 1998 and 1997, respectively.

     OTHER STOCK BASED PLANS. Prior to the merger with Mesa, both Parker & Parsley and Mesa had long-term incentive plans (Parker & Parsley Long-Term Incentive Plan, 1991 Stock Option Plan of Mesa and the 1996 Incentive Plan of
Mesa) in place that allowed Parker & Parsley and Mesa to grant incentive awards similar to the provisions of the Long-Term Incentive Plan. Upon consummation of the merger between Parker & Parsley and Mesa, all awards under these plans were assumed by the Company with the provision that no additional awards be granted under these plans.

     The information presented in the remainder of this footnote represents the awards granted under the Long-Term Incentive Plan since its approval in August 1997, the awards granted in 1997 under the Parker & Parsley Long-Term Incentive Plan, and the assumption in August 1997 of the outstanding option awards granted under the 1991 Stock Option Plan of Mesa and the 1996 Incentive Plan of Mesa.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     RESTRICTED STOCK AWARDS. The following table reflects the outstanding restricted stock awards and activity related thereto for 1999, 1998 and 1997:

                                          FOR THE YEAR ENDED     FOR THE YEAR ENDED     FOR THE YEAR ENDED
                                          DECEMBER 31, 1999      DECEMBER 31, 1998      DECEMBER 31, 1997
                                         --------------------   --------------------   --------------------
                                                     WEIGHTED               WEIGHTED               WEIGHTED
                                          NUMBER     AVERAGE     NUMBER     AVERAGE     NUMBER     AVERAGE
                                         OF SHARES    PRICE     OF SHARES    PRICE     OF SHARES    PRICE
                                         ---------   --------   ---------   --------   ---------   --------
Restricted stock awards:
  Outstanding, beginning of year.......       --      $   --     476,914     $37.88      79,819     $23.35
  Shares granted.......................    6,200      $29.56     137,086     $21.13     506,786     $37.43
  Shares forfeited.....................       --      $   --     (12,585)    $35.67          --     $   --
  Lapse of restrictions................   (6,200)     $29.56    (601,415)    $34.11    (109,691)    $25.66
                                          ------                --------               --------
  Outstanding, end of year.............       --      $   --          --     $   --     476,914     $37.88
                                          ======                ========               ========

     STOCK OPTION AWARDS. The Company applies APB 25 and related interpretations in accounting for its stock option awards. Accordingly, no compensation expense has been recognized for its stock option awards. If compensation expense for the stock option awards had been determined consistent with SFAS 123, the Company's net losses and net losses per share would have been adjusted to the pro forma amounts indicated below:

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                   ----------------------------------------
                                                      1999          1998           1997
                                                   ----------    -----------    -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net loss.........................................   $(25,269)     $(775,349)     $(893,729)
Basic and diluted net loss per share.............   $   (.25)     $   (7.75)     $  (17.20)

     Under SFAS 123, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997:

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                          -----------------------------
                                                           1999       1998       1997
                                                          -------    -------    -------
Risk-free interest rate.................................     6.59%      5.45%      5.72%
Expected life...........................................  6 years    6 years    7 years
Expected volatility.....................................       48%        36%        36%
Expected dividend yield.................................       --        .56%       .30%

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     A summary of the Company's stock option plans as of December 31, 1999, 1998 and 1997, and changes during the years ended on those dates, are presented below:

                                      FOR THE YEAR ENDED     FOR THE YEAR ENDED      FOR THE YEAR ENDED
                                      DECEMBER 31, 1999       DECEMBER 31, 1998      DECEMBER 31, 1997
                                     --------------------   ---------------------   --------------------
                                                 WEIGHTED                WEIGHTED               WEIGHTED
                                      NUMBER     AVERAGE      NUMBER     AVERAGE     NUMBER     AVERAGE
                                     OF SHARES    PRICE     OF SHARES     PRICE     OF SHARES    PRICE
                                     ---------   --------   ----------   --------   ---------   --------
Non-statutory stock options:
  Outstanding, beginning of year...  4,580,030    $24.83     3,541,145    $31.63    1,362,629    $24.04
     Options granted...............  1,945,135    $ 9.10     2,146,553    $19.22    1,744,704    $34.00
     Options assumed...............         --    $   --            --    $   --      928,478    $33.97
     Options forfeited.............   (256,576)   $38.29    (1,106,835)   $35.75       (1,500)   $21.33
     Options exercised.............    (26,700)   $ 5.81          (833)   $14.25     (493,166)   $23.45
                                     ---------              ----------              ---------
  Outstanding, end of year.........  6,241,889    $19.45     4,580,030    $24.83    3,541,145    $31.63
                                     =========              ==========              =========
  Exercisable at end of year.......  4,038,341    $24.62     3,937,113    $26.60    1,824,520    $29.37
                                     =========              ==========              =========
Weighted average fair value of
  options granted during the
  year.............................  $    5.14              $     8.21              $   16.10
                                     =========              ==========              =========

     The following table summarizes information about the Company's stock options outstanding at December 31, 1999:

                                   OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                  -----------------------------------------------------   -------------------------------------
                       NUMBER         WEIGHTED AVERAGE      WEIGHTED                                WEIGHTED
   RANGE OF        OUTSTANDING AT        REMAINING          AVERAGE        NUMBER EXERCISABLE       AVERAGE
EXERCISE PRICES   DECEMBER 31, 1999   CONTRACTUAL LIFE   EXERCISE PRICE   AT DECEMBER 31, 1999   EXERCISE PRICE
---------------   -----------------   ----------------   --------------   --------------------   --------------
$ 5-11                1,251,868          6.4 years           $ 7.59               40,210             $10.82
$12-18                2,114,621          5.0 years           $14.76            1,122,731             $16.28
$19-26                  844,628          3.7 years           $22.51              844,628             $22.51
$27-30                1,932,370          3.5 years           $29.65            1,932,370             $29.65
$31-82                   98,402          4.4 years           $44.86               98,402             $44.86
                      ---------                                                ---------
                      6,241,889                                                4,038,341
                      =========                                                =========

     During 1999, the Company recognized $.2 million of costs related to its incentive plans in other expense. The Company recognized $3.9 million and $3.3 million in general and administrative compensation expense related to its Incentive Plans during 1998 and 1997, respectively. During 1998, the Company also recognized $9.6 million in other expense related to restricted stock awards that were immediately vested as a result of the Long-Term Incentive Plan change in control provisions and $3.1 million of reorganization costs related to its Incentive Plans.

NOTE G. COMMITMENTS AND CONTINGENCIES

     SEVERANCE AGREEMENTS. The Company has entered into severance agreements with its officers, subsidiary company officers and certain key employees. Salaries and bonuses for the Company's officers are set independent of this agreement by the Compensation Committee for the parent company officers and the Management Committee for subsidiary company officers and key employees. These committees can grant increases or reductions to base salary at their discretion. The current annual salaries for the parent

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

company officers, the subsidiary company officers and key employees covered under such agreements total approximately $8.2 million.

     Either the Company or the officer/key employee may terminate the officer's or key employee's employment under the severance agreement at any time. The Company must pay the officer or key employee an amount equal to one year's base salary if employment is terminated because of death, disability, or normal retirement. The Company must pay the officer or key employee an amount equal to one year's base salary and continue health insurance for the officer or key employee and his or her immediate family for one year if the Company terminates employment without cause or if the officer or key employee terminates employment with good reason, which occurs when reductions in the officer's or key employee's base annual salary exceed specified limits or if, in the case of officers, the officer is demoted to an officer position junior to their current officer position or to a non-officer position. If within one year after a change in control of the Company, the Company terminates the officer or key employee without cause or if the officer or key employee terminates employment with good reason, the Company must pay parent company officers an amount equal to 2.99 times the sum of the officer's base salary plus target bonus for the year and subsidiary company officers and key employees an amount equal to two times the officer's or key employee's base salary and continue health insurance for the officer or key employee and his immediate family for one year. If the officer or key employee terminates employment with the Company without good reason between six months and one year after a change in control, or at any time within one year after a change in control if the officer or key employee is required to move, then the Company must pay the officer or key employee one year's base salary and continue health insurance for the officer or key employee and his or her immediate family for one year. Officers and key employees are also entitled to additional payments for certain tax liabilities that may apply to severance payments following a change in control.

     INDEMNIFICATIONS. The Company has indemnified its directors and certain of its officers, employees and agents with respect to claims and damages arising from acts or omissions taken in such capacity, as well as with respect to certain litigation.

     LEGAL ACTIONS. The Company is party to various legal actions incidental to its business, including, but not limited to, the proceedings described below. The majority of these lawsuits primarily involve claims for damages arising from oil and gas leases and ownership interest disputes. The Company believes that the ultimate disposition of these legal actions will not have a material adverse effect on the Company's consolidated financial position, liquidity, capital resources or future results of operations. The Company will continue to evaluate its litigation matters on a quarter-by-quarter basis and will adjust the litigation reserve as appropriate to reflect the then current status of its litigation.

     Masterson. In February 1992, the current lessors of an oil and gas lease (the "Gas Lease") dated April 30, 1955, between R.B. Masterson et al., as lessor, and Colorado Interstate Gas Company ("CIG"), as lessee, sued CIG in Federal District Court in Amarillo, Texas, claiming that CIG had underpaid royalties due under the Gas Lease. Under the agreements with CIG, the Company, as successor to Mesa, has an entitlement to gas produced from the Gas Lease. In August 1992, CIG filed a third-party complaint against the Company for any such royalty underpayment which may be allocable to the Company. Plaintiffs alleged that the underpayment was the result of CIG's use of an improper gas sales price upon which to calculate royalties and that the proper price should have been determined pursuant to a "favored-nations" clause in a July 1, 1967, amendment to the Gas Lease. The plaintiffs also sought a declaration by the court as to the proper price to be used for calculating future royalties.

     The plaintiffs alleged royalty underpayments of approximately $500 million (including interest at 10 percent) dating from July 1, 1967. In March 1995, the court made certain pretrial rulings that eliminated approximately $400 million of the plaintiff's claims (which related to periods prior to

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

October 1, 1989), but which also reduced a number of the Company's defenses. The Company and CIG filed stipulations with the court whereby the Company would have been liable for between 50 percent and 60 percent, depending on the time period covered, of an adverse judgment against CIG or post-February 1988 underpayments of royalties.

     On March 22, 1995, a jury trial began and on May 4, 1995, the jury returned its verdict. Among its findings, the jury determined that CIG had underpaid royalties for the period after September 30, 1989, in the amount of approximately $140,000. Although the plaintiffs argued that the "favored-nations" clause entitled them to be paid for all of their gas at the highest price voluntarily paid by CIG to any other lessor, the jury determined that the plaintiffs were estopped from claiming that the "favored-nations" clause provides for other than a pricing-scheme to pricing-scheme comparison. In light of this determination, and the plaintiff's stipulation that a pricing-scheme to pricing-scheme comparison would not result in any "trigger prices" or damages, defendants asked the court for a judgment that plaintiffs take nothing. The court, on June 7, 1995, entered final judgment that plaintiffs recover no monetary damages. The plaintiffs filed a motion for new trial on June 22, 1995. The court, on July 18, 1997, denied plaintiffs' motion. The plaintiffs have appealed to the Fifth Circuit Court of Appeals, where oral arguments were heard in December 1998. The Court's decision regarding this litigation could be announced at any time.

     On June 7, 1996, the plaintiffs filed a separate suit against CIG and the Company in state court in Amarillo, Texas, similarly claiming underpayment of royalties under the "favored-nations" clause, but based upon the above-described pricing-scheme to pricing-scheme comparison on a well-by-well monthly basis. The plaintiffs also claim underpayment of royalties since June 7, 1995, under the "favored-nations" clause based upon either the pricing-scheme to pricing-scheme method or their previously alleged higher price method. The Company believes it has several defenses to this action and intends to contest it vigorously. The Company has not yet determined the amount of damages, if any, that would be payable if such action was determined adversely to the Company.

     The federal court in the above-referenced first suit issued an order on July 29, 1996, which stayed the state suit pending the plaintiffs' resolution of the first suit.

     Based on the jury verdict and final judgment, the Company does not currently expect the ultimate resolution of either of these lawsuits to have a material adverse effect on its financial position or results of operations.

     Kansas ad valorem tax. The Natural Gas Policy Act of 1978 ("NGPA") allows a "severance, production or similar" tax to be included as an add-on, over and above the maximum lawful price for natural gas. Based on a Federal Energy Regulatory Commission ("FERC") ruling that Kansas ad valorem tax was such a tax, Mesa collected the Kansas ad valorem tax in addition to the otherwise maximum lawful price. The FERC's ruling was appealed to the United States Court of Appeals for the District of Columbia ("D.C. Circuit"), which held in June 1988 that the FERC failed to provide a reasoned basis for its findings and remanded the case to the FERC for further consideration.

     On December 1, 1993, the FERC issued an order reversing its prior ruling, but limiting the effect of its decision to Kansas ad valorem taxes for sales made on or after June 28, 1988. The FERC clarified the effective date of its decision by an order dated May 18, 1994. The order clarified that the effective date applies to tax bills rendered after June 28, 1988, not sales made on or after that date. Numerous parties filed appeals on the FERC's action in the D.C. Circuit. Various natural gas producers challenged the FERC's orders on two grounds: (1) that the Kansas ad valorem tax, properly understood, does qualify for reimbursement under the NGPA; and (2) the FERC's ruling should, in any event, have been applied prospectively. Other parties challenged the FERC's orders on the grounds that the FERC's ruling should

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

have been applied retroactively to December 1, 1978, the date of the enactment of the NGPA and producers should have been required to pay refunds accordingly.

     The D.C. Circuit issued its decision on August 2, 1996, which holds that producers must make refunds of all Kansas ad valorem tax collected with respect to production since October 4, 1983 as opposed to June 28, 1988. Petitions for rehearing were denied on November 6, 1996. Various natural gas producers subsequently filed a petition for writ of certiori with the United States Supreme Court seeking to limit the scope of the potential refunds to tax bills rendered on or after June 28, 1988 (the effective date originally selected by the FERC). Williams Natural Gas Company filed a cross-petition for certiori seeking to impose refund liability back to December 1, 1978. Both petitions were denied on May 12, 1997.

     The Company and other producers filed petitions for adjustment with the FERC on June 24, 1997. The Company is seeking waiver or set-off from FERC with respect to that portion of the refund associated with (i) non-recoupable royalties, (ii) non-recoupable Kansas property taxes based, in part, upon the higher prices collected, and (iii) interest for all periods. On September 10, 1997, FERC denied this request, and on October 10, 1997, the Company and other producers filed a request for rehearing. Pipelines were given until November 10, 1997 to file claims on refunds sought from producers and refunds totaling approximately $30 million were made against the Company. The Company is unable at this time to predict the final outcome of this matter or the amount, if any, that will ultimately be refunded. As of December 31, 1999 and 1998, the Company had set aside $31.3 million and $29.7 million, respectively, including accrued interest, in an escrow account and had corresponding obligations for this litigation recorded in other current liabilities in the accompanying Consolidated Balance Sheets. In addition, during 1998, the Company paid $1.4 million to a pipeline in settlement of the pipeline's share of the total initial obligation.

     LEASE AGREEMENTS. The Company leases equipment and office facilities under noncancellable operating leases on which rental expense for the years ended December 31, 1999, 1998 and 1997 was approximately $6.9 million, $8.9 million and $3.7 million, respectively. Future minimum lease commitments under noncancellable operating leases at December 31, 1999 are as follows (in thousands):

2000................................................  $6,765
2001................................................  $5,684
2002................................................  $4,517
2003................................................  $4,070
2004................................................  $3,549
Thereafter..........................................  $3,388

NOTE H. DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments to manage interest rate, foreign exchange rate and commodity price risks. The Company is exposed to credit losses in the event of nonperformance by the counterparties. The Company anticipates, however, that such counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparties.

     The Company is a party to certain derivative financial instruments that do not qualify for hedge accounting treatment. Such instruments are marked-to-market at the end of each reporting period during their respective lives. The associated effects on the Company's results of operations in future periods could be significant. Those instruments not qualifying for hedge accounting are designated under the heading "Mark-to-Market Derivatives" below.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

HEDGE DERIVATIVES

     INTEREST RATE SWAP AGREEMENTS. During 1996, the Company entered into a series of interest rate swap agreements for an aggregate amount of $150 million with four counterparties. These agreements, which had a term of three years, effectively converted a portion of the Company's fixed-rate borrowings into floating-rate obligations. The weighted average fixed rate received by the Company over the term of these agreements was 6.62 percent, while the weighted average variable rate paid by the Company for the years ended December 31, 1999, 1998 and 1997 was 5.16 percent, 5.75 percent and 5.78 percent, respectively. The interest rate swap agreements expired in May and June, 1999. The Company was also party to an interest rate swap agreement for an aggregate amount of $250 million with one counterparty. This agreement, which expired in August 1998, effectively converted a portion of the Company's floating-rate borrowings into fixed-rate obligations. The effect of this agreement was to provide the Company with an interest rate of 6.23 percent on $250 million in nominal principal amount for the term of the agreement. The accompanying Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 1999, 1998 and 1997 include a reduction in interest expense of $849 thousand, $356 thousand and $847 thousand, respectively, associated with these rate swap agreements.

     During 1997, the Company entered into two agreements with a counterparty that obligated the Company to sell United States Treasury securities at a designated point in the future. The face amount of the United States Treasury securities was $300 million at interest rates ranging from 6.05 percent to 6.33 percent. These agreements effectively converted a portion of the Company's floating-rate borrowings into fixed-rate obligations. In January 1998, the Company terminated these agreements at a cost of $16.8 million. This amount is being amortized over the life of the Company's Credit Facility.

     COMMODITY HEDGES. The Company utilizes various swap and option contracts to (i) reduce the effect of the volatility of price changes on the commodities the Company produces and sells, (ii) support the Company's annual capital budgeting and expenditure plans and (iii) lock in prices to protect the economics related to certain capital projects.

     Crude oil. All material sales contracts governing the Company's oil production have been tied directly or indirectly to the New York Mercantile Exchange ("NYMEX") prices.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     The following table sets forth the Company's outstanding oil hedge contracts as of December 31, 1999. During the first quarter of 2000, the Company terminated June 2000 through December 2000 swap contracts for notional volumes of 9,000 Bbls per day and the 2001 collar contracts (and associated sold puts) for notional volumes of 8,000 Bbls per day, at a total cost of $16.1 million. Including these costs, the Company has deferred oil hedge losses of $14.3 million and $3.7 million that will be recognized during 2000 and 2001, respectively.

                                                                                             AVERAGE
                              FIRST          SECOND           THIRD          FOURTH        OUTSTANDING
                             QUARTER         QUARTER         QUARTER         QUARTER         YEARLY
                          -------------   -------------   -------------   -------------   -------------
Daily oil production:
  2000 -- Swap Contracts
     Volume (Bbl).......          9,626           9,538           9,478           9,435           9,519
     Price per Bbl......  $       16.50   $       16.51   $       16.51   $       16.52   $       16.51
  2000 -- Collar
     Contracts*
     Volume (Bbl).......          7,713           7,714           7,898           7,977           7,826
     Price per Bbl......  $17.45-$20.66   $17.44-$20.66   $17.48-$20.71   $17.50-$20.74   $17.47-$20.69
  2001 -- Collar
     Contracts**
     Volume (Bbl).......          8,000           8,000           8,000           8,000           8,000
     Price per Bbl......  $18.44-$21.57   $18.44-$21.57   $18.44-$21.57   $18.44-$21.57   $18.44-$21.57

---------------
* Concurrent with the Company's purchase of the year 2000 collar contracts, the Company sold year 2000 put contracts to the counterparties for average notional contract volumes of 6,997 Bbls per day at a weighted average index price of $14.29 per Bbl. Consequently, if the weighted average year 2000 index price falls below $14.29 per Bbl, the Company will receive the weighted average index price for the notional contract volumes, plus $3.18 per Bbl. The counterparties have the contractual right to extend contracts for notional volumes of 5,000 Bbls per day through year 2001 at weighted average per Bbl strike prices of $17.00 -- $20.09 for the collar contracts and $14.00 for the put contracts.

** Concurrent with the Company's purchase of the year 2001 collar contracts, the Company sold 2001 put contracts to the counterparties for equal notional contract volumes at a weighted average index price of $15.44 per Bbl. Consequently, if the weighted average year 2001 index price falls below $15.44 per Bbl, the Company will receive the weighted average index price for the notional contract volumes, plus $3.00 per Bbl.

     The Company reports average oil prices per Bbl including the effects of oil quality, gathering and transportation costs and the net effect of the oil hedges. The following table sets forth the Company's oil prices, both realized (excluding hedge results) and reported, and the net effects of settlements of oil price hedges to revenue:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1999       1998      1997
                                                          -------    ------    ------
Average price reported per Bbl..........................  $ 15.36    $13.08    $18.51
Average price realized per Bbl..........................  $ 16.23    $11.93    $19.09
Addition (reduction) to revenue (in millions)...........  $ (13.4)   $ 24.8    $ (7.9)

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     Natural Gas Liquids. During the years ended December 31, 1999 and 1998, the Company did not enter into any natural gas liquids hedge contracts. The Company reported and realized an average natural gas liquids price of $11.64 per Bbl during the year ended December 31, 1999. During the year ended December 31, 1998, the Company reported an average natural gas liquids price of $8.90 per Bbl. During the year ended December 31, 1997, the Company reported average natural gas liquids prices of $12.59 per Bbl while realizing an average price for physical sales (excluding hedging results) of $12.61 per Bbl and recorded a net decrease to natural gas liquids revenue of $77,600.

     Natural Gas. The Company employs a policy of hedging a portion of its gas production based on the index price upon which the gas is actually sold in order to mitigate the basis risk between NYMEX prices and actual index prices.

     The following table sets forth the Company's outstanding gas hedge contracts as of December 31, 1999. Prices included herein represent the Company's weighted average index price per MMBtu. During the first quarter of 2000, the Company terminated Collar Contracts (and associated sold puts) for notional volumes of 45,000 MMBtu per day for the nine months ended December 31, 2000, and 60,000 MMBtu per day for the year 2001, at a cost of $4.6 million. Including this cost, the Company has deferred gas hedge losses of $4.1 million and $2.5 million that will be recognized during 2000 and 2001, respectively. In addition to the hedge contracts shown below, certain counterparties have the contractual right to sell year 2001, 2002, and 2003 swap contracts to the Company for notional contract volumes of 49,223; 12,500; and 10,000 Mcf per day, respectively, at weighted average strike prices of $2.21; $2.52; and $2.58 per MMBtu, respectively.

                                                                                              YEARLY
                                       FIRST        SECOND         THIRD        FOURTH      OUTSTANDING
                                      QUARTER       QUARTER       QUARTER       QUARTER       AVERAGE
                                    -----------   -----------   -----------   -----------   -----------
Daily gas production:
  2000 -- Swap Contracts
     Volume (Mcf).................        1,318            --            --            --           328
     Index price per MMBtu........  $      3.00   $        --   $        --   $        --   $      3.00
  2000 -- Collar Contracts*
     Volume (Mcf).................       68,059       103,223       103,223       100,571        93,814
     Index price per MMBtu........  $2.07-$2.61   $2.07-$2.61   $2.07-$2.61   $2.07-$2.63   $2.07-$2.62
  2001 -- Collar Contracts**
     Volume (Mcf).................       60,000        60,000        60,000        60,000        60,000
     Index price per MMBtu........  $2.25-$2.74   $2.24-$2.58   $2.24-$2.58   $2.25-$2.68   $2.25-$2.64
  2002 -- Swap Contracts
     Volume (Mcf).................       10,000        10,000        10,000        10,000        10,000
     Index price per MMBtu........  $      2.42   $      2.42   $      2.42   $      2.42   $      2.42

---------------
* Concurrent with the Company's purchase of the year 2000 collar contracts, the Company sold year 2000 put contracts to the counterparties for an equal volume at a weighted average index price of $1.78 per MMBtu. Consequently, if the weighted average year 2000 index price falls below $1.78 per MMBtu, the Company will receive the weighted average index price for the notional contract volumes, plus approximately $.29 per MMBtu. 54,482 MMBtu per day of the year 2000 collar contracts and associated put contracts are extendable for one year at the option of the counterparties at weighted average per MMBtu prices of $2.09-$2.71 for the collar contracts and $1.80 for the put contracts.

** Concurrent with the Company's purchase of the year 2001 collar contracts, the Company sold year 2001 put contracts to the counterparties for an equal volume at a weighted average index price of

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

   $1.95 per MMBtu. Consequently, if the weighted average year 2001 index price falls below $1.95 per MMBtu, the Company will receive the weighted average index price for the notional contract volumes, plus approximately $.30 per MMBtu. The year 2001 collar contracts and associated put contracts are extendable for one year at the option of the counterparties for notional contract volumes of 60,000 MMBtu per day at weighted average per MMBtu prices of $2.25-$2.64 for the collar contracts and $1.95 for the put contracts.

     The Company reports average gas prices per Mcf including the effects of Btu content, gathering and transportation costs, gas processing and shrinkage and the net effect of the gas hedges. The following table sets forth the Company's gas prices, both realized (excluding hedge results) and reported, and the net effects of settlements of gas price hedges to revenue:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                             1999     1998      1997
                                                             -----    -----    ------
Average price reported per Mcf.............................  $1.90    $1.82    $ 2.20
Average price realized per Mcf.............................  $1.84    $1.80    $ 2.41
Addition/(reduction) to revenue (in millions)..............  $ 9.4    $ 3.6    $(21.9)

MARK-TO-MARKET DERIVATIVES

     As of December 31, 1999 and 1998, the Company has recognized other current liabilities in the accompanying Consolidated Balance Sheets of $15.9 million and $3.4 million, respectively, associated with non-hedge mark-to-market derivatives. The following descriptions provide information pertaining to non-hedge mark-to-market derivatives that the Company was a party to as of December 31, 1999 and 1998. See Note C. "Disclosures About Fair Value of Financial Instruments" for information regarding the Company's determination of the fair values of derivative financial instruments.

     INTEREST RATE CAP. At December 31, 1998, the Company was party to an interest rate cap agreement with a counterparty which capped the Canadian dollar banker's acceptance rate at 8.00 percent on a notional amount of $80 million Canadian dollars. The agreement expired in August 1999. Under the agreement, the Company paid the counterparty a fixed amount in Canadian dollars on a quarterly basis.

     FOREIGN CURRENCY AGREEMENTS. The Company has a series of forward foreign exchange swap agreements to exchange Canadian dollars for United States dollars at future dates for a fixed amount of the first currency. As of December 31, 1999 and 1998, the United States dollar equivalent of foreign currency exchange swap agreements approximated $72 million and $144 million, respectively. These contracts originated with the Company's acquisition of Chauvco in December 1997. As these contracts do not qualify as hedges, the Company recorded non-cash mark-to-market adjustments to decrease the associated contract liabilities by $5.9 million during 1999 and to increase the associated liabilities by $14.7 million during 1998. These contracts will continue to be marked-to-market until they mature at various dates in the fourth quarter of 2000. The related effects on the Company's results of operations in future periods could be significant.

     BTU SWAP AGREEMENTS. During 1996, Mesa entered into BTU swap agreements covering 13,036 MMBtu per day from January 1, 1997 through December 31, 2004. Under the terms of these agreements, the Company received a premium of $.52 per MMBtu over market natural gas prices from January 1, 1997 through December 31, 1998. Additionally, the Company receives 10 percent of the NYMEX oil price for the volumes covered for a six-year period ending December 31, 2004. As these derivative contracts do not qualify as hedges, the Company recorded non-cash mark-to-market adjustments to reduce the carrying value of the BTU swap liability by $.2 million during 1999 and, during 1998 and 1997, to

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

increase the BTU swap liability by $5.8 million and $5.2 million, respectively. These contracts will continue to be marked-to-market at the end of each reporting period during their respective lives. The related effects on the Company's results of operations in future periods could be significant.

     OTHER NON-HEDGE COMMODITY DERIVATIVES. During 1999, the Company sold call options that provide the counterparties an option to exercise call provisions on 10,000 barrels per day of oil, at a strike price of $20.00 per barrel, for a twenty-one month period that began on April 1, 1999 and ends on December 31, 2000, or to exercise call provisions over that same time period on 100,000 MMBtu per day of natural gas, at a weighted average strike price of $2.75 per MMBtu. These contracts do not qualify for hedge accounting treatment. Other expenses in the accompanying Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 1999 includes $21.2 million of non-cash mark-to-market charges associated with these call options.

NOTE I. SALES TO MAJOR CUSTOMERS

     The Company's share of oil and gas production is sold to various purchasers. The Company is of the opinion that the loss of any one purchaser would not have an adverse effect on the ability of the Company to sell its oil and gas production.

     The following customers individually accounted for 10 percent or more of the consolidated oil, NGL and gas revenues of the Company during the years ended December 31, 1999, 1998 or 1997:

                                                              PERCENTAGE OF CONSOLIDATED
                                                               OIL, NGL AND GAS REVENUES
                                                              ---------------------------
CUSTOMER                                                      1999       1998       1997
--------                                                      -----      -----      -----
Williams Energy Services....................................   11         10         --
Genesis Crude Oil, L.P......................................    2         10         23
Mobil Oil Corporation.......................................    7          7         16
Western Gas Resources.......................................    1          5         10
Producers Energy Marketing, LLC(a)..........................   --          3         11

---------------
(a) Producers Energy Marketing, LLC ("ProEnergy") is a natural gas marketing company in which the Company owned a noncontrolling member interest of approximately 10 percent during 1997. Effective January 1, 1998, the Company withdrew as a member of ProEnergy.

     At December 31, 1999, the amounts receivable from Williams Energy Services, Genesis Crude Oil, L.P., Mobil Oil Corporation and Western Gas Resources were $15.4 million, $.1 million, $6.0 million and $.1 million, respectively, which are included in the caption "Accounts receivable -- trade" in the accompanying Consolidated Balance Sheet.

NOTE J. OTHER REVENUE

     During December 1998, the Company announced the sale to a third party of an exclusive and irrevocable option to purchase certain oil and gas properties and other assets of the Company. In consideration for the option, the third party paid a fee of $41.3 million to the Company, consisting of $29.3 million of cash and the third party's common stock that was then valued at $12.0 million. The third party's option lapsed by its terms during the first quarter of 1999. During the second quarter of 1999, the Company entered into a purchase and sale agreement with the third party that was not completed as specified by the terms of the agreement and, as a result thereof, the Company received liquidated damages of additional shares of the third party's common stock valued at $.5 million. During 1999, the Company recognized other revenue of $41.8 million associated with the transactions described above.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     During 1999, the Company received an excise tax refund of $30.2 million. Due to uncertainties surrounding the collectability of this refund, the Company did not recognize it as an asset until it was realized. Accordingly, the Company recognized the tax refund as other revenue during 1999.

NOTE K. ASSET DIVESTITURES

     During 1999, the Company completed the divestiture of certain assets for net divestment proceeds of $420.5 million (of which $390.5 million were cash proceeds) and recorded an associated net loss on disposition of assets of $24.2 million. The net cash proceeds from the 1999 asset divestitures were used to reduce outstanding indebtedness.

     PRIZE DIVESTITURE. On June 29, 1999, the Company completed a sale of certain United States oil and gas producing properties, gas plants and other assets to Prize. The oil and gas producing assets sold to Prize include properties located in the Gulf Coast, Mid Continent and Permian Basin areas of the Company's United States region.

     In accordance with the terms of the purchase and sale agreement (the "Prize Divestiture"), the Company received net sales proceeds of $245.0 million, comprised of $215.0 million of cash and 2,307.693 shares of six percent convertible preferred stock having a liquidation preference and fair value of $30.0 million. The convertible preferred stock provides for six percent annual dividend payments, payable quarterly in additional equity shares of Prize through 2001. Subsequent to 2001, Prize has the option of paying the quarterly dividends on the convertible preferred stock in equity shares or cash. Each share of the convertible preferred stock may, at the option of the Company, be converted into one share of Prize common stock, subject to certain anti-dilution adjustments. The Company recognized a loss of $46.4 million from the Prize Divestiture during 1999.

     OTHER UNITED STATES DIVESTITURES. In addition to the Prize Divestiture, the Company completed the divestitures of non-strategic United States oil and gas properties located in the South Texas Gulf Coast, West Texas Permian Basin and North Dakota areas, an East Texas gas facility and certain other assets for net cash proceeds of $116.2 million during 1999. Associated with these divestitures, the Company recorded net gains on divestitures of assets of $31.0 million during 1999.

     CANADIAN DIVESTITURES. During 1999, the Company completed the divestitures of certain non-strategic Canadian oil and gas properties, gas plants and other related assets. In accordance with the terms of the Canadian divestitures, the Company received net cash proceeds of $59.3 million, and recognized a net loss of $8.8 million.

NOTE L. IMPAIRMENT OF LONG-LIVED ASSETS

     Based upon the decline in oil prices that began in the fourth quarter of 1997 and continued through the first quarter of 1999, the Company's outlook for future commodity prices and the Company's assessment of performance issues relative to certain of its oil and gas properties, the Company estimated the expected future cash flows of its oil and gas properties as of December 31, 1998 and 1997, and compared such estimated future cash flows to the respective carrying amounts of the oil and gas properties to determine if the carrying amounts were likely to be recoverable. For those proved oil and gas properties for which the carrying amount exceeded the estimated future cash flows, an impairment was determined to exist; therefore, the Company adjusted the carrying amount of those proved oil and gas properties to their fair value as determined by discounting their expected future cash flows at a discount rate commensurate with the risks involved in the industry. As a result, the Company recognized non-cash impairment provisions of $312.2 million and $1.4 billion related to its proved oil and gas properties during 1998 and 1997, respectively.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     Based on the Company's 1999 and 1998 assessments of its unproved properties, the Company recognized non-cash unproved property impairment provisions of $17.9 million and $147.3 million, respectively, during 1999 and 1998.

     See Note O for disclosure of these impairment charges by geographic operating segment.

NOTE M. REORGANIZATION

     During 1998, the Company announced its plans to sell certain non-strategic oil and gas fields, its intentions to reorganize its operations by combining its six domestic operating regions, and other cost reduction initiatives intended to allow the Company to realize greater operational and administrative efficiencies. Specific cost reduction initiatives included the relocation of most of the Company's administrative services from Midland, Texas to Irving, Texas; the closings of the Company's regional offices in Oklahoma City, Oklahoma, Corpus Christi, Texas and Houston, Texas; the termination of 350 employees, including several officer positions; and, further centralization of the Company's organization structure. The consolidation of administrative services to Irving and the closing of the Corpus Christi, Texas office were completed in 1998. The Company completed the closings of the Houston, Texas and Oklahoma City, Oklahoma offices during 1999 and further centralized certain operational functions in Irving, Texas. The unpaid employee termination costs as of December 31, 1998 related to employees who were notified of their pending termination prior to December 31, 1998, but were still employed with the Company as of December 31, 1998. The unpaid office closing amounts as of December 31, 1999 and 1998, primarily relate to lease commitments on the office buildings in Oklahoma City, Oklahoma, Corpus Christi, Texas, and Houston, Texas. As a result of the reorganization initiatives, the Company has recognized reorganization charges of $8.5 million and $33.2 million during 1999 and 1998, respectively.

     The following table provides a description of the components of the reorganization charges and unpaid portions of the charges as of December 31, 1999 and 1998:

                                                                             UNPAID PORTION
                                              TOTAL CHARGES    PAYMENTS    AS OF DECEMBER 31,
                                              -------------    --------    ------------------
                                                              (IN THOUSANDS)
1999:
  Employee terminations.....................     $ 3,125       $ 7,805           $   --
  Relocation................................       4,998         4,768              230
  Office closings...........................         340         2,233            1,637
  Other.....................................          71            71               --
                                                 -------       -------           ------
                                                 $ 8,534       $14,877           $1,867
                                                 =======       =======           ======

1998:
  Employee terminations.....................     $22,525       $17,845           $4,680
  Relocation................................       6,677         6,677               --
  Office closings...........................       3,873           343            3,530
  Other.....................................         124           124               --
                                                 -------       -------           ------
                                                 $33,199       $24,989           $8,210
                                                 =======       =======           ======

NOTE N. INCOME TAXES

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). The Company and its

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

eligible subsidiaries file a consolidated United States federal income tax return. Certain subsidiaries are not eligible to be included in the consolidated United States federal income tax return and separate provisions for income taxes have been determined for these entities or groups of entities. The tax returns and the amount of taxable income or loss are subject to examination by United States federal, state and foreign taxing authorities. Current and estimated tax payments of $800,000; $300,000 and $2.7 million were made in 1999, 1998 and 1997, respectively. In addition, the Company received income tax refunds of $1.4 million and $3.3 million in 1999 and 1998, respectively. During 1999, 1998 and 1997, the Company's income tax provision (benefit) and amounts separately allocated were as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                   ----------------------------------
                                                     1999        1998         1997
                                                   --------    ---------    ---------
                                                             (IN THOUSANDS)
Income (loss) before extraordinary item..........  $   (600)   $  15,600    $(500,300)
Extraordinary loss...............................        --           --       (7,200)
Stockholders' equity provision (benefit).........        --        4,300       (2,900)
Change in cumulative translation adjustment......     1,600       (6,000)          --
                                                   --------    ---------    ---------
                                                   $  1,000    $  13,900    $(510,400)
                                                   ========    =========    =========

     Income tax provision (benefit) attributable to income (loss) before extraordinary item consists of the following:

                                                        YEAR ENDED DECEMBER 31,
                                                   ----------------------------------
                                                     1999        1998         1997
                                                   --------    ---------    ---------
                                                             (IN THOUSANDS)
Current:
  U.S. federal...................................  $     --    $  (3,300)   $     900
  State and local................................       400          300          100
  Foreign........................................    (1,000)          --           --
                                                   --------    ---------    ---------
                                                       (600)      (3,000)       1,000
                                                   --------    ---------    ---------
Deferred:
  U.S. federal...................................    14,700      123,500     (470,000)
  State and local................................        --         (300)     (28,500)
  Foreign........................................   (14,700)    (104,600)      (2,800)
                                                   --------    ---------    ---------
                                                         --       18,600     (501,300)
                                                   --------    ---------    ---------
Total............................................  $   (600)   $  15,600    $(500,300)
                                                   ========    =========    =========

     Income (loss) before income taxes and extraordinary item consists of the following:

                                                        YEAR ENDED DECEMBER 31,
                                                  ------------------------------------
                                                    1999        1998          1997
                                                  --------    ---------    -----------
                                                             (IN THOUSANDS)
Income (loss) before income taxes and
  extraordinary item:
  U.S. federal..................................  $(23,594)   $(393,602)   $(1,369,582)
  Foreign.......................................       534     (337,224)        (7,981)
                                                  --------    ---------    -----------
                                                  $(23,060)   $(730,826)   $(1,377,563)
                                                  ========    =========    ===========

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

     Reconciliations of the United States federal statutory rate to the Company's effective rate for income (loss) before extraordinary item are as follows:

                                                              1999     1998     1997
                                                              -----    -----    -----
U.S. federal statutory tax rate.............................  (35.0)   (35.0)   (35.0)
Valuation allowance.........................................  102.0     37.1       --
Rate differential on foreign operations.....................  (68.1)     (.5)      --
Other.......................................................   (1.3)      .5     (1.3)
                                                              -----    -----    -----
Consolidated effective tax rate.............................   (2.4)     2.1    (36.3)
                                                              =====    =====    =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1999         1998
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 334,173    $ 291,678
  Alternative minimum tax credit carryforwards..............      1,565        1,565
  Other.....................................................     78,994       73,260
                                                              ---------    ---------
     Total deferred tax assets..............................    414,732      366,503
  Valuation allowance.......................................   (319,900)    (271,100)
                                                              ---------    ---------
     Net deferred tax assets................................     94,832       95,403
                                                              ---------    ---------
Deferred tax liabilities:
  Oil and gas properties, principally due to differences in
     basis and depletion and the deduction of intangible
     drilling costs for tax purposes........................     38,025       44,058
  Other.....................................................     11,107       11,645
                                                              ---------    ---------
     Total deferred tax liabilities.........................     49,132       55,703
                                                              ---------    ---------
     Net deferred tax asset.................................  $  45,700    $  39,700
                                                              =========    =========

     Realization of deferred tax assets associated with net operating loss carryforwards ("NOLs") and other credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration. The Company believes that there is a risk that certain of these NOLs and other credit carryforwards may expire unused and, accordingly, has established a valuation allowance of $319.9 million against them. Although realization is not assured for the remaining deferred tax asset, the Company believes it is more likely than not that they will be realized through future taxable earnings or alternative tax planning strategies. However, the net deferred tax assets could be reduced further if the Company's estimate of taxable income in future periods is significantly reduced or alternative tax planning strategies are no longer viable.

     Certain subsidiaries that are consolidated for financial reporting purposes are not eligible to be included in the Company's consolidated United States federal income tax return and separate provisions for income taxes have been determined for these entities or groups of entities. At December 31, 1999, the Company had NOLs for United States, Argentine, Canadian, and South African income tax purposes of $831.4 million, $24.1 million, $69.6 million and $10.5 million, respectively, which are available to offset future regular taxable income in each respective tax jurisdiction, if any. Additionally, at December 31,

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

1999, the Company has alternative minimum tax net operating loss carryforwards ("AMT NOLs") in the United States of $748.1 million, which are available to reduce future alternative minimum taxable income, if any. These carryforwards expire as follows:

                                              U.S.            ARGENTINA    CANADA     SOUTH AFRICA
                                      --------------------    ---------    -------    ------------
EXPIRATION DATE                         NOL       AMT NOL        NOL         NOL          NOL
---------------                       --------    --------    ---------    -------    ------------
                                                             (IN THOUSANDS)
December 31, 2001...................  $    689    $   593      $    --     $    --      $    --
December 31, 2002...................     6,066      6,034        4,416          --           --
December 31, 2003...................       838         --       19,703          --           --
December 31, 2005...................    11,049     10,762           --      61,776           --
December 31, 2006...................    30,834     12,254           --       7,779           --
December 31, 2007...................   104,107    101,151           --          --           --
December 31, 2008...................   112,508    106,558           --          --           --
December 31, 2009...................   129,227    102,727           --          --           --
December 31, 2010...................   124,859    110,961           --          --           --
December 31, 2011...................     6,521      4,045           --          --           --
December 31, 2012...................    68,542     58,890           --          --           --
December 31, 2018...................   127,925    126,780           --          --           --
December 31, 2019...................   108,282    107,369           --          --           --
Indefinite..........................        --         --           --          --       10,541
                                      --------    --------     -------     -------      -------
     Total..........................  $831,447    $748,124     $24,119     $69,555      $10,541
                                      ========    ========     =======     =======      =======

     The NOLs and AMT NOLs from certain of the United States subsidiaries are subject to various utilization limitations. In total, approximately $34.3 million of the NOLs and $14.8 million of the AMT NOLs are limited in use to specific United States subsidiaries. Section 382 of the Internal Revenue Code provides another limitation to $466.7 million of the Company's United States NOLs and $379.5 million of its AMT NOLs. The Company believes the utilization of $246.7 million of the NOLs and $159.5 million of the AMT NOLs subject to the
Section 382 limitation are limited in each taxable year to approximately $104.2 million and the remaining $220 million of the NOLs and AMT NOLs subject to the
Section 382 limitation are limited in each taxable year to approximately $20 million.

NOTE O. GEOGRAPHIC OPERATING SEGMENT INFORMATION

     The Company has operations in only one industry segment, that being the oil and gas exploration and production industry; however, the Company is organizationally structured along geographic operating segments, or regions. Since the merger with Mesa and the acquisition of Chauvco, the Company has had reportable operations in the United States, Argentina and Canada. During 1997, the Company had only minor operations outside the United States.

     The following table provides the geographic operating segment data required by Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), as well as results of operations of oil and gas producing activities required by Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS 69"). Geographic operating segment income tax benefits (provisions) have been determined based on statutory rates existing in the various tax jurisdictions where the Company has oil and gas producing activities. The "Headquarters and other" table column includes revenues, expenses, additions to properties, plants and equipment, and assets that do not represent revenues, expenses, additions to properties, plants and equipment, or assets of oil and gas producing activities, and that are not routinely included in the earnings measures or attributes internally reported to management on a geographic operating segment basis.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

                                                    UNITED                               OTHER     HEADQUARTERS   CONSOLIDATED
                                                    STATES      ARGENTINA    CANADA     FOREIGN     AND OTHER        TOTAL
                                                  -----------   ---------   ---------   --------   ------------   ------------
                                                                                 (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1999:
Oil and gas revenues............................  $   502,585   $  83,697   $  58,364   $     --    $      --     $   644,646
Interest and other..............................           --          --          --         --       89,657          89,657
Loss on disposition of assets...................      (14,736)         --      (8,836)        --         (596)        (24,168)
                                                  -----------   ---------   ---------   --------    ---------     -----------
                                                      487,849      83,697      49,528         --       89,061         710,135
                                                  -----------   ---------   ---------   --------    ---------     -----------
Production costs................................      124,654      18,268      16,608         --           --         159,530
Depletion, depreciation and amortization........      153,775      38,874      25,601         --       17,797         236,047
Impairment of oil and gas properties............       17,894          --          --         --           --          17,894
Exploration and abandonments....................       41,225      14,009       3,509      7,231           --          65,974
General and administrative......................           --          --          --         --       40,241          40,241
Reorganization..................................           --          --          --         --        8,534           8,534
Interest........................................           --          --          --         --      170,344         170,344
Other...........................................           --          --          --         --       34,631          34,631
                                                  -----------   ---------   ---------   --------    ---------     -----------
                                                      337,548      71,151      45,718      7,231      271,547         733,195
                                                  -----------   ---------   ---------   --------    ---------     -----------
Loss before income taxes........................      150,301      12,546       3,810     (7,231)    (182,486)        (23,060)
Income tax benefit (provision)..................      (52,605)     (4,140)     (1,699)     2,531       56,513             600
                                                  -----------   ---------   ---------   --------    ---------     -----------
Net loss........................................  $    97,696   $   8,406   $   2,111   $ (4,700)   $(125,973)    $   (22,460)
                                                  ===========   =========   =========   ========    =========     ===========
Additions to properties, plant and equipment....  $    81,739   $  75,137   $  18,893   $  3,899    $   7,756     $   187,424
                                                  ===========   =========   =========   ========    =========     ===========
Segment assets (as of December 31)..............  $ 1,865,441   $ 734,382   $ 218,526   $  8,289    $ 102,835     $ 2,929,473
                                                  ===========   =========   =========   ========    =========     ===========
YEAR ENDED DECEMBER 31, 1998:
Oil and gas revenues............................  $   579,156   $  65,256   $  67,080   $     --    $      --     $   711,492
Interest and other..............................           --          --          --         --       10,452          10,452
Loss on disposition of assets...................          (52)         --          --         --         (393)           (445)
                                                  -----------   ---------   ---------   --------    ---------     -----------
                                                      579,104      65,256      67,080         --       10,059         721,499
                                                  -----------   ---------   ---------   --------    ---------     -----------
Production costs................................      177,371      21,158      25,022         --           --         223,551
Depletion, depreciation and amortization........      239,561      42,115      40,617         --       15,015         337,308
Impairment of oil and gas properties............      237,528     136,751      85,240         --           --         459,519
Exploration and abandonments....................       69,263      18,245      20,613     13,737           --         121,858
General and administrative......................           --          --          --         --       73,000          73,000
Reorganization..................................           --          --          --         --       33,199          33,199
Interest........................................           --          --          --         --      164,285         164,285
Other...........................................           --          --          --         --       39,605          39,605
                                                  -----------   ---------   ---------   --------    ---------     -----------
                                                      723,723     218,269     171,492     13,737      325,104       1,452,325
                                                  -----------   ---------   ---------   --------    ---------     -----------
Loss before income taxes........................     (144,619)   (153,013)   (104,412)   (13,737)    (315,045)       (730,826)
Income tax benefit (provision)..................       53,075      50,494      45,628      4,808     (169,605)        (15,600)
                                                  -----------   ---------   ---------   --------    ---------     -----------
Net loss........................................  $   (91,544)  $(102,519)  $ (58,784)  $ (8,929)   $(484,650)    $  (746,426)
                                                  ===========   =========   =========   ========    =========     ===========
Additions to properties, plant and equipment....  $   346,368   $  69,082   $  73,096   $ 18,791    $  31,546     $   538,883
                                                  ===========   =========   =========   ========    =========     ===========
Segment assets (as of December 31)..............  $ 2,259,746   $ 692,271   $ 308,025   $103,702    $ 117,570     $ 3,481,314
                                                  ===========   =========   =========   ========    =========     ===========
YEAR ENDED DECEMBER 31, 1997:
Oil and gas revenues............................  $   533,865   $   2,917   $      --   $     --    $      --     $   536,782
Interest and other..............................           --          --          --         --        4,278           4,278
Gain on disposition of assets...................        3,305          --          --         --        1,664           4,969
                                                  -----------   ---------   ---------   --------    ---------     -----------
                                                      537,170       2,917          --         --        5,942         546,029
                                                  -----------   ---------   ---------   --------    ---------     -----------
Production costs................................      143,332         838          --         --           --         144,170
Depletion, depreciation and amortization........      203,160       1,290          --         --        7,985         212,435
Impairment of oil and gas properties............    1,356,390          --          --         --           --       1,356,390
Exploration and abandonments....................       69,896       1,822          --      5,442           --          77,160
General and administrative......................           --          --          --         --       48,763          48,763
Interest........................................           --          --          --         --       77,550          77,550
Other...........................................           --          --          --         --        7,124           7,124
                                                  -----------   ---------   ---------   --------    ---------     -----------
                                                    1,772,778       3,950          --      5,442      141,422       1,923,592
                                                  -----------   ---------   ---------   --------    ---------     -----------
Loss before income taxes and extraordinary
  item..........................................   (1,235,608)     (1,033)         --     (5,442)    (135,480)     (1,377,563)
Income tax benefit..............................      453,468         341          --      1,905       44,586         500,300
                                                  -----------   ---------   ---------   --------    ---------     -----------
Loss before extraordinary items.................  $  (782,140)  $    (692)  $      --   $ (3,537)   $ (90,894)    $  (877,263)
                                                  ===========   =========   =========   ========    =========     ===========
Additions to properties, plant and equipment....  $   417,269   $   4,446   $      --   $  6,925    $  12,783     $   441,423
                                                  ===========   =========   =========   ========    =========     ===========
Segment assets (as of December 31)..............  $ 2,684,091   $ 734,569   $ 505,483   $  1,085    $ 227,762     $ 4,152,990
                                                  ===========   =========   =========   ========    =========     ===========

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

NOTE P. LOSS PER SHARE

     Basic net income (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The computation of diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the earnings of the entity. For 1999, 1998 and 1997, the computation of diluted net loss per share was antidilutive; therefore, the amounts reported for basic and diluted net loss per share were the same.

NOTE Q. PIONEER USA

     Pioneer USA is a wholly-owned subsidiary of the Company that has fully and unconditionally guaranteed certain debt securities of the Company (see Note D above). The Company has not prepared financial statements and related disclosures for Pioneer USA under separate cover because management of the Company has determined that such information is not material to investors. In accordance with practices accepted by the United States Securities and Exchange Commission (the "SEC"), the Company has prepared Consolidating Condensed Financial Statements in order to quantify the assets of Pioneer USA as a subsidiary guarantor. The following Consolidating Condensed Balance Sheets as of December 31, 1999 and 1998, and Consolidating Statements of Operations and Comprehensive Loss and Consolidating Condensed Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997 present financial information for Pioneer Natural Resources Company as the Parent on a stand-alone basis (carrying any investments in subsidiaries under the equity method), financial information for Pioneer USA on a stand-alone basis (carrying any investment in non-guarantor subsidiaries under the equity method), financial information for the non-guarantor subsidiaries of the Company on a consolidated basis, the consolidation and elimination entries necessary to arrive at the information for the Company on a consolidated basis, and the financial information for the Company on a consolidated basis. Pioneer USA is not restricted from making distributions to the Company.

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

                     CONSOLIDATING CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1999

                                                        PIONEER NATURAL                      NON-
                                                       RESOURCES COMPANY     PIONEER      GUARANTOR                       THE
                                                           (PARENT)            USA       SUBSIDIARIES   ELIMINATIONS    COMPANY
                                                       -----------------   -----------   ------------   ------------   ----------
                                                                                     (IN THOUSANDS)
ASSETS
Current assets:
 Cash and cash equivalents...........................     $        5       $    22,699    $  12,084      $             $   34,788
 Other current assets................................      2,160,134        (1,455,442)    (556,344)                      148,348
                                                          ----------       -----------    ---------                    ----------
   Total current assets..............................      2,160,139        (1,432,743)    (544,260)                      183,136
                                                          ----------       -----------    ---------                    ----------
Property, plant and equipment, at cost:
 Oil and gas properties, using the successful efforts
   method of accounting:
   Proved properties.................................             --         2,200,173      797,162                     2,997,335
   Unproved properties...............................             --            24,267      233,316                       257,583
 Accumulated depletion, depreciation and
   amortization......................................             --          (614,402)    (137,554)                     (751,956)
                                                          ----------       -----------    ---------                    ----------
                                                                  --         1,610,038      892,924                     2,502,962
                                                          ----------       -----------    ---------                    ----------
Deferred income taxes................................         83,400                --           --                        83,400
Other property and equipment, net....................             --            28,144       14,862                        43,006
Other assets, net....................................         13,293            58,117       45,559                       116,969
Investment in subsidiaries...........................        190,293           161,061           --       (351,354)            --
                                                          ----------       -----------    ---------                    ----------
                                                          $2,447,125       $   424,617    $ 409,085                    $2,929,473
                                                          ==========       ===========    =========                    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt................     $       --       $       828    $      --      $             $      828
 Other current liabilities...........................         36,115           120,857       39,013                       195,985
                                                          ----------       -----------    ---------                    ----------
   Total current liabilities.........................         36,115           121,685       39,013                       196,813
                                                          ----------       -----------    ---------                    ----------
Long-term debt, less current maturities..............      1,745,108                --           --                     1,745,108
Other noncurrent liabilities.........................             --           137,848       31,590                       169,438
Deferred income taxes................................             --                --       43,500                        43,500
Stockholders' equity.................................        665,902           165,084      294,982       (351,354)       774,614
Commitments and contingencies........................
                                                          ----------       -----------    ---------                    ----------
                                                          $2,447,125       $   424,617    $ 409,085                    $2,929,473
                                                          ==========       ===========    =========                    ==========

                     CONSOLIDATING CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1998

                                                        PIONEER NATURAL                      NON-
                                                       RESOURCES COMPANY     PIONEER      GUARANTOR                       THE
                                                           (PARENT)            USA       SUBSIDIARIES   ELIMINATIONS    COMPANY
                                                       -----------------   -----------   ------------   ------------   ----------
                                                                                     (IN THOUSANDS)
ASSETS
Current assets:
 Cash and cash equivalents...........................     $    3,161       $    37,932    $  18,128      $             $   59,221
 Other current assets................................      2,248,244        (1,735,638)    (369,839)                      142,767
                                                          ----------       -----------    ---------                    ----------
   Total current assets..............................      2,251,405        (1,697,706)    (351,711)                      201,988
                                                          ----------       -----------    ---------                    ----------
Property, plant and equipment, at cost:
 Oil and gas properties, using the successful efforts
   method of accounting:
   Proved properties.................................             --         2,678,637      942,993                     3,621,630
   Unproved properties...............................             --            58,989      283,600                       342,589
 Accumulated depletion, depreciation and
   amortization......................................             --          (753,570)    (176,541)                     (930,111)
                                                          ----------       -----------    ---------                    ----------
                                                                  --         1,984,056    1,050,052                     3,034,108
                                                          ----------       -----------    ---------                    ----------
Deferred income taxes................................         96,800                --           --                        96,800
Other property and equipment, net....................             --            38,229       16,781                        55,010
Other assets, net....................................          9,787            43,557       40,064                        93,408
Investment in subsidiaries...........................        135,204           148,257           --       (283,461)            --
                                                          ----------       -----------    ---------                    ----------
                                                          $2,493,196       $   516,393    $ 755,186                    $3,481,314
                                                          ==========       ===========    =========                    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt................     $  212,302       $     1,189    $  93,030      $             $  306,521
 Other current liabilities...........................         21,727           145,945       52,639                       220,311
                                                          ----------       -----------    ---------                    ----------
   Total current liabilities.........................        234,029           147,134      145,669                       526,832
                                                          ----------       -----------    ---------                    ----------
Long-term debt, less current maturities..............      1,676,933               830      190,981                     1,868,744
Other noncurrent liabilities.........................             --           189,325       43,136                       232,461
Deferred income taxes................................             --                --       64,200                        64,200
Stockholders' equity.................................        582,234           179,104      311,200       (283,461)       789,077
Commitments and contingencies........................
                                                          ----------       -----------    ---------                    ----------
                                                          $2,493,196       $   516,393    $ 755,186                    $3,481,314
                                                          ==========       ===========    =========                    ==========

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

                CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                 PIONEER
                                                 NATURAL
                                                RESOURCES                  NON-       CONSOLIDATED
                                                 COMPANY    PIONEER     GUARANTOR        INCOME                        THE
                                                (PARENT)      USA      SUBSIDIARIES   TAX PROVISION   ELIMINATIONS   COMPANY
                                                ---------   --------   ------------   -------------   ------------   --------
Revenues:
  Oil and gas.................................  $     --    $470,059     $174,587       $     --        $            $644,646
  Interest and other..........................       406      52,232       37,019             --                       89,657
  Gain (loss) on disposition of assets, net...        --      19,379      (43,547)            --                      (24,168)
                                                --------    --------     --------       --------                     --------
                                                     406     541,670      168,059             --                      710,135
                                                --------    --------     --------       --------                     --------
Costs and expenses:
  Oil and gas production......................        --     120,074       39,456             --                      159,530
  Depletion, depreciation and amortization....        --     157,294       78,753             --                      236,047
  Impairment of oil and gas properties........        --      17,894           --             --                       17,894
  Exploration and abandonments................        --      43,133       22,841             --                       65,974
  General and administrative..................     1,051      27,260       11,930             --                       40,241
  Reorganization..............................        --       8,534           --             --                        8,534
  Interest....................................   (33,404)    145,184       58,564             --                      170,344
  Equity income (loss) from subsidiary........    39,672      (5,179)          --             --         (34,493)          --
  Other.......................................       799      38,166       (4,334)            --                       34,631
                                                --------    --------     --------       --------                     --------
                                                   8,118     552,360      207,210             --                      733,195
                                                --------    --------     --------       --------                     --------
Loss before income taxes......................    (7,712)    (10,690)     (39,151)            --                      (23,060)
Income tax benefit (provision)................        --        (444)      15,792        (14,748)                         600
                                                --------    --------     --------       --------                     --------
Net loss......................................    (7,712)    (11,134)     (23,359)       (14,748)                     (22,460)
Other comprehensive income:
  Translation adjustment......................        --          --        8,358             --                        8,358
                                                --------    --------     --------       --------                     --------
Comprehensive loss............................  $ (7,712)   $(11,134)    $(15,001)      $(14,748)                    $(14,102)
                                                ========    ========     ========       ========                     ========

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

                CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                             PIONEER
                                             NATURAL
                                            RESOURCES                   NON-       CONSOLIDATED
                                             COMPANY     PIONEER     GUARANTOR        INCOME                         THE
                                            (PARENT)       USA      SUBSIDIARIES   TAX PROVISION   ELIMINATIONS    COMPANY
                                            ---------   ---------   ------------   -------------   ------------   ----------
Revenues:
  Oil and gas.............................  $      --   $ 523,736    $ 187,756       $      --      $             $  711,492
  Interest and other......................         38       7,937        2,477              --                        10,452
  Loss on disposition of assets, net......         --        (477)          32              --                          (445)
                                            ---------   ---------    ---------       ---------                    ----------
                                                   38     531,196      190,265              --                       721,499
                                            ---------   ---------    ---------       ---------                    ----------
Costs and expenses:
  Oil and gas production..................         --     164,964       58,587              --                       223,551
  Depletion, depreciation and
    amortization..........................         --     225,127      112,181              --                       337,308
  Impairment of oil and gas properties....         --     237,529      221,990              --                       459,519
  Exploration and abandonments............         --      71,851       50,007              --                       121,858
  General and administrative..............      2,042      57,158       13,800              --                        73,000
  Reorganization..........................         --      31,756        1,443              --                        33,199
  Interest................................    (54,237)    159,863       58,659              --                       164,285
  Equity loss from subsidiary.............    675,142       4,358           --              --       (679,500)            --
  Other...................................        722      22,732       16,151              --                        39,605
                                            ---------   ---------    ---------       ---------                    ----------
                                              623,669     975,338      532,818              --                     1,452,325
                                            ---------   ---------    ---------       ---------                    ----------
Loss before income taxes..................   (623,631)   (444,142)    (342,553)             --                      (730,826)
Income tax provision......................         --        (174)     107,369        (122,795)                      (15,600)
                                            ---------   ---------    ---------       ---------                    ----------
Net loss..................................   (623,631)   (444,316)    (235,184)       (122,795)                     (746,426)
Other comprehensive income:
  Translation adjustment..................         --          --        2,903              --                         2,903
                                            ---------   ---------    ---------       ---------                    ----------
Comprehensive loss........................  $(623,631)  $(444,316)   $(232,281)      $(122,795)                   $ (743,523)
                                            =========   =========    =========       =========                    ==========

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

                CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
                             AND COMPREHENSIVE LOSS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                          PIONEER
                                          NATURAL
                                         RESOURCES                      NON-       CONSOLIDATED
                                          COMPANY       PIONEER      GUARANTOR        INCOME                          THE
                                         (PARENT)         USA       SUBSIDIARIES   TAX PROVISION   ELIMINATIONS     COMPANY
                                        -----------   -----------   ------------   -------------   ------------   -----------
Revenues:
  Oil and gas.........................  $        --   $   453,771    $  83,011       $     --      $              $   536,782
  Interest and other..................           --         5,357          873             --           (1,952)         4,278
  Gain (loss) on disposition of
    assets,
    net...............................           --         6,062         (402)            --             (691)         4,969
                                        -----------   -----------    ---------       --------                     -----------
                                                 --       465,190       83,482             --                         546,029
                                        -----------   -----------    ---------       --------                     -----------
Costs and expenses:
  Oil and gas production..............           --       128,644       15,526             --                         144,170
  Depletion, depreciation and
    amortization......................           --       166,495       45,940             --                         212,435
  Impairment of oil and gas
    properties........................           --     1,220,920      135,470             --                       1,356,390
  Exploration and abandonments........           --        67,679        9,481             --                          77,160
  General and administrative..........          613        44,766        3,384             --                          48,763
  Interest............................        5,910        67,969        5,623             --           (1,952)        77,550
  Equity loss from subsidiary.........    1,407,844       124,874           --             --       (1,532,718)            --
  Other...............................           --         7,065           59             --                           7,124
                                        -----------   -----------    ---------       --------                     -----------
                                          1,414,367     1,828,412      215,483             --                       1,923,592
                                        -----------   -----------    ---------       --------                     -----------
Loss before income taxes and
  extraordinary item..................   (1,414,367)   (1,363,222)    (132,001)            --                      (1,377,563)
Income tax benefit....................           --            --           --        500,300                         500,300
                                        -----------   -----------    ---------       --------                     -----------
Loss before extraordinary item........   (1,414,367)   (1,363,222)    (132,001)       500,300                        (877,263)
Extraordinary item -- loss on early
  extinguishment of debt, net of
  tax.................................           --       (13,408)          --             --                         (13,408)
Net loss..............................   (1,414,367)   (1,376,630)    (132,001)       500,300                        (890,671)
Other comprehensive income:
  Translation adjustment..............           --            --           --             --                              --
                                        -----------   -----------    ---------       --------                     -----------
Comprehensive loss....................  $(1,414,367)  $(1,376,630)   $(132,001)      $500,300                     $  (890,671)
                                        ===========   ===========    =========       ========                     ===========

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

                CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                           PIONEER
                                                           NATURAL
                                                          RESOURCES                   NON-
                                                           COMPANY     PIONEER     GUARANTOR        THE
                                                          (PARENT)       USA      SUBSIDIARIES    COMPANY
                                                          ---------   ---------   ------------   ---------
Cash flows from operating activities:
  Net cash provided by (used in) operating activities...  $ 152,485   $(230,625)   $ 333,374     $ 255,234
                                                          ---------   ---------    ---------     ---------
Cash flows from investing activities:
  Proceeds from disposition of assets...................         --     328,182       62,349       390,531
  Additions to oil and gas properties...................         --     (74,257)    (105,412)     (179,669)
  Other property additions, net.........................         --      (8,335)      (3,532)      (11,867)
                                                          ---------   ---------    ---------     ---------
     Net cash provided by (used in) investing
       activities.......................................         --     245,590      (46,595)      198,995
                                                          ---------   ---------    ---------     ---------
Cash flows from financing activities:
  Borrowings under long-term debt.......................    355,493          --           --       355,493
  Principal payments on long-term debt..................   (504,493)     (1,192)    (288,234)     (793,919)
  Payment of noncurrent liabilities.....................         --     (29,006)      (4,996)      (34,002)
  Deferred loan fees/issuance costs.....................     (6,891)         --           --        (6,891)
  Exercise of stock options and employee stock
     purchases..........................................        250          --           --           250
                                                          ---------   ---------    ---------     ---------
     Net cash used in financing activities..............   (155,641)    (30,198)    (293,230)     (479,069)
                                                          ---------   ---------    ---------     ---------
Net decrease in cash and cash equivalents...............     (3,156)    (15,233)      (6,451)      (24,840)
Effect of exchange rate changes on cash and cash
  equivalents...........................................         --          --          407           407
Cash and cash equivalents, beginning of period..........      3,161      37,932       18,128        59,221
                                                          ---------   ---------    ---------     ---------
  Cash and cash equivalents, end of period..............  $       5   $  22,699    $  12,084     $  34,788
                                                          =========   =========    =========     =========

                       PIONEER NATURAL RESOURCES COMPANY

                        DECEMBER 31, 1999, 1998 AND 1997

                CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                           PIONEER
                                                           NATURAL
                                                          RESOURCES                   NON-
                                                           COMPANY     PIONEER     GUARANTOR        THE
                                                          (PARENT)       USA      SUBSIDIARIES    COMPANY
                                                          ---------   ---------   ------------   ---------
Cash flows from operating activities:
  Net cash provided by (used in) operating activities...  $(151,315)  $ 313,359    $ 152,032     $ 314,076
                                                          ---------   ---------    ---------     ---------
Cash flows from investing activities:
  Proceeds from disposition of assets...................         --      13,791        8,085        21,876
  Additions to oil and gas properties...................         --    (309,639)    (197,698)     (507,337)
  Other property additions, net.........................         --     (15,862)     (15,684)      (31,546)
                                                          ---------   ---------    ---------     ---------
     Net cash used in investing activities..............         --    (311,710)    (205,297)     (517,007)
                                                          ---------   ---------    ---------     ---------
Cash flows from financing activities:
  Borrowings under long-term debt.......................    886,008          --       61,172       947,180
  Principal payments on long-term debt..................   (704,857)     (1,326)      (5,341)     (711,524)
  Payment of noncurrent liabilities.....................         --     (11,424)      (5,667)      (17,091)
  Dividends.............................................     (9,160)         --         (916)      (10,076)
  Purchase of treasury stock............................    (10,367)         --           --       (10,367)
  Deferred loan fees/issuance costs.....................     (7,189)         --           --        (7,189)
                                                          ---------   ---------    ---------     ---------
     Net cash provided by (used in) financing
       activities.......................................    154,435     (12,750)      49,248       190,933
                                                          ---------   ---------    ---------     ---------
Net increase (decrease) in cash and cash equivalents....      3,120     (11,101)      (4,017)      (11,998)
Effect of exchange rate changes on cash and cash
  equivalents...........................................         --          --         (494)         (494)
Cash and cash equivalents, beginning of period..........         41      49,033       22,639        71,713
                                                          ---------   ---------    ---------     ---------
  Cash and cash equivalents, end of period..............  $   3,161   $  37,932    $  18,128     $  59,221
                                                          =========   =========    =========     =========

                       PIONEER NATURAL RESOURCES COMPANY

                      UNAUDITED SUPPLEMENTARY INFORMATION
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

CAPITALIZED COSTS

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
Oil and Gas Properties:
  Proved....................................................  $2,997,335    $3,621,630
  Unproved..................................................     257,583       342,589
                                                              ----------    ----------
                                                               3,254,918     3,964,219
  Less accumulated depletion................................    (751,956)     (930,111)
                                                              ----------    ----------
  Net capitalized costs for oil and gas properties..........  $2,502,962    $3,034,108
                                                              ==========    ==========

COSTS INCURRED FOR OIL AND GAS PRODUCING ACTIVITIES

                                        PROPERTY
                                    ACQUISITION COSTS                                        TOTAL
                                -------------------------    EXPLORATION    DEVELOPMENT      COSTS
                                  PROVED      UNPROVED(A)       COSTS          COSTS        INCURRED
                                ----------    -----------    -----------    -----------    ----------
                                                           (IN THOUSANDS)
Year Ended December 31, 1999:
  United States...............  $      937     $  3,185       $ 42,337       $ 59,204      $  105,663
  Argentina...................      36,312        2,517         12,597         25,228          76,654
  Canada......................         174       (7,375)         1,431         17,322          11,552
  Other foreign(b)............         151           --          7,106             --           7,257
                                ----------     --------       --------       --------      ----------
     Total costs incurred.....  $   37,574     $ (1,673)      $ 63,471       $101,754      $  201,126
                                ==========     ========       ========       ========      ==========
Year Ended December 31, 1998:
  United States...............  $   19,658     $ 34,092       $ 62,747       $213,943      $  330,440
  Argentina...................       4,504       67,010         22,521         39,049         133,084
  Canada......................       1,185      (93,349)        21,871         47,550         (22,743)
  Other foreign(c)............        (136)          --         21,706            412          21,982
                                ----------     --------       --------       --------      ----------
     Total costs incurred.....  $   25,211     $  7,753       $128,845       $300,954      $  462,763
                                ==========     ========       ========       ========      ==========
Year Ended December 31, 1997:
  United States...............  $2,623,993     $ 91,373       $ 88,710       $243,119      $3,047,195
  Argentina...................     430,607      252,343          1,822          3,927         688,699
  Canada......................     287,787      194,067             --             --         481,854
  Other foreign(d)............          --          332          5,442             --           5,774
                                ----------     --------       --------       --------      ----------
     Total costs incurred.....  $3,342,387     $538,115       $ 95,974       $247,046      $4,223,522
                                ==========     ========       ========       ========      ==========

---------------
(a) Includes 1998 Chauvco purchase price adjustments of $59.9 million for Argentina and $(99.4) million for Canada.

(b) Primarily comprised of South Africa and Gabon geological and geophysical costs.

(c) Primarily relates to the drilling of five wells in South Africa.

(d) Primarily relates to an unsuccessful well in Guatemala.

                       PIONEER NATURAL RESOURCES COMPANY

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

RESULTS OF OPERATIONS

     Information about the Company's results of operations for oil and gas producing activities is presented in Note O to the accompanying Notes to Consolidated Financial Statements.

RESERVE QUANTITY INFORMATION

     The estimates of the Company's proved oil and gas reserves, which are located principally in the United States, Argentina and Canada are prepared by the Company's engineers. Reserves were estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. The reserve estimates for 1999, 1998 and 1997 utilize respective oil prices of $24.33, $10.09 and $16.89 per Bbl (reflecting adjustments for oil quality and gathering and transportation costs); respective NGL prices of $17.59, $6.81 and $12.79 per Bbl; and, respective gas prices of $1.83, $1.64 and $2.06 per Mcf (reflecting adjustments for Btu content, gathering and transportation costs and gas processing and shrinkage).

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

                       PIONEER NATURAL RESOURCES COMPANY

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

OIL AND GAS PRODUCING ACTIVITIES:

                                      1999                             1998                              1997
                         ------------------------------   -------------------------------   ------------------------------
                           OIL                              OIL                               OIL
                         & NGLS       GAS                  & NGLS       GAS                  & NGLS       GAS
                         (MBBLS)    (MMCF)       MBOE     (MBBLS)     (MMCF)       MBOE     (MBBLS)     (MMCF)      MBOE
                         -------   ---------   --------   --------   ---------   --------   --------   ---------   -------
TOTAL PROVED RESERVES:
UNITED STATES
Balance, January 1.....  269,638   1,545,644    527,246    329,316   1,719,130    615,838    162,836     828,268   300,881
Revisions of previous
  estimates............   51,649     196,833     84,455    (34,211)    (32,113)   (39,563)    70,063    (100,755)   53,271
Purchases of
  minerals-in-place....       --          --         --         --          --         --    121,286   1,147,921   312,606
New discoveries and
  extensions...........      149       1,351        374        183       3,438        756      1,109       7,659     2,385
Production.............  (20,163)   (106,095)   (37,845)   (25,327)   (137,741)   (48,284)   (17,737)   (104,868)  (35,215)
Sales of
  minerals-in-place....  (42,207)   (322,891)   (96,024)      (323)     (7,070)    (1,501)    (8,241)    (59,095)  (18,090)
                         -------   ---------   --------   --------   ---------   --------   --------   ---------   -------
Balance, December 31...  259,066   1,314,842    478,206    269,638   1,545,644    527,246    329,316   1,719,130   615,838
ARGENTINA
Balance, January 1.....   24,219     428,334     95,608     31,612     340,392     88,344      1,105       1,108     1,290
Revisions of previous
  estimates............   (2,441)    (12,470)    (4,520)    (7,615)     76,843      5,192       (259)     (1,108)     (444)
Purchases of
  minerals-in-place....    4,406      17,483      7,320         --          --         --     30,914     340,392    87,646
New discoveries and
  extensions...........    6,182      16,750      8,974      3,522      37,900      9,839         --          --        --
Production.............   (2,569)    (34,477)    (8,315)    (3,300)    (26,801)    (7,767)      (148)         --      (148)
Sales of
  minerals-in-place....       --          --         --         --          --         --         --          --        --
                         -------   ---------   --------   --------   ---------   --------   --------   ---------   -------
Balance, December 31...   29,797     415,620     99,067     24,219     428,334     95,608     31,612     340,392    88,344
CANADA
Balance, January 1.....   12,447     249,230     53,985     22,796     207,868     57,441         --          --        --
Revisions of previous
  estimates............    4,865     (62,356)    (5,527)    (6,905)     60,247      3,135         --          --        --
Purchases of
  minerals-in-place....       --          --         --          2          --          2     22,796     207,868    57,441
New discoveries and
  extensions...........       --          --         --        261       5,951      1,253         --          --        --
Production.............   (1,960)    (17,886)    (4,941)    (3,596)    (19,371)    (6,824)        --          --        --
Sales of
  minerals-in-place....  (11,382)    (23,737)   (15,338)      (111)     (5,465)    (1,022)        --          --        --
                         -------   ---------   --------   --------   ---------   --------   --------   ---------   -------
Balance, December 31...    3,970     145,251     28,179     12,447     249,230     53,985     22,796     207,868    57,441
TOTAL
Balance, January 1.....  306,304   2,223,208    676,839    383,724   2,267,390    761,623    163,941     829,376   302,171
Revisions of previous
  estimates............   54,073     122,007     74,408    (48,731)    104,977    (31,236)    69,804    (101,863)   52,827
Purchases of
  minerals-in-place....    4,406      17,483      7,320          2          --          2    174,996   1,696,181   457,693
New discoveries and
  extensions...........    6,331      18,101      9,348      3,966      47,289     11,848      1,109       7,659     2,385
Production.............  (24,692)   (158,458)   (51,101)   (32,223)   (183,913)   (62,875)   (17,885)   (104,868)  (35,363)
Sales of
  minerals-in-place....  (53,589)   (346,628)  (111,362)      (434)    (12,535)    (2,523)    (8,241)    (59,095)  (18,090)
                         -------   ---------   --------   --------   ---------   --------   --------   ---------   -------
Balance, December 31...  292,833   1,875,713    605,452    306,304   2,223,208    676,839    383,724   2,267,390   761,623
                         =======   =========   ========   ========   =========   ========   ========   =========   =======
PROVED DEVELOPED
  RESERVES:
  January 1............  274,953   2,001,775    608,582    329,920   1,956,658    656,030    126,370     660,174   236,399
                         =======   =========   ========   ========   =========   ========   ========   =========   =======
  December 31..........  235,165   1,538,310    491,551    274,953   2,001,775    608,582    329,920   1,956,658   656,030
                         =======   =========   ========   ========   =========   ========   ========   =========   =======

                       PIONEER NATURAL RESOURCES COMPANY

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, discounted using a rate of 10 percent per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by comparing discounted future cash flows to the tax basis of oil and gas properties plus available carryforwards and credits and applying the current tax rates to the difference.

     Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1999           1998           1997
                                                              -----------    -----------    -----------
                                                                           (IN THOUSANDS)
UNITED STATES
Oil and gas producing activities:
  Future cash inflows.......................................  $ 8,143,587    $ 5,050,473    $ 8,936,044
  Future production costs...................................   (2,823,316)    (2,281,406)    (3,185,357)
  Future development costs..................................     (288,801)      (227,727)      (325,659)
  Future income tax expense.................................     (855,875)            --       (860,632)
                                                              -----------    -----------    -----------
                                                                4,175,595      2,541,340      4,564,396
10% annual discount factor..................................   (1,837,826)    (1,314,471)    (2,067,371)
                                                              -----------    -----------    -----------
Standardized measure of discounted future cash flows........  $ 2,337,769    $ 1,226,869    $ 2,497,025
                                                              ===========    ===========    ===========
ARGENTINA
Oil and gas producing activities:
  Future cash inflows.......................................  $ 1,075,904    $   686,911    $   912,688
  Future production costs...................................     (199,513)      (196,446)      (168,105)
  Future development costs..................................      (79,336)       (45,710)      (137,060)
  Future income tax expense.................................      (87,274)            --        (60,069)
                                                              -----------    -----------    -----------
                                                                  709,781        444,755        547,454
10% annual discount factor..................................     (240,681)      (211,956)      (201,732)
                                                              -----------    -----------    -----------
Standardized measure of discounted future cash flows........  $   469,100    $   232,799    $   345,722
                                                              ===========    ===========    ===========
CANADA
Oil and gas producing activities:
  Future cash inflows.......................................  $   354,662    $   526,844    $   662,104
  Future production costs...................................      (91,913)      (163,414)      (223,325)
  Future development costs..................................      (54,571)       (49,380)       (48,323)
  Future income tax expense.................................       (2,522)       (30,797)       (79,044)
                                                              -----------    -----------    -----------
                                                                  205,656        283,253        311,412
10% annual discount factor..................................      (75,266)       (94,113)      (102,395)
                                                              -----------    -----------    -----------
Standardized measure of discounted future cash flows........  $   130,390    $   189,140    $   209,017
                                                              ===========    ===========    ===========
TOTAL
Oil and gas producing activities:
  Future cash inflows.......................................  $ 9,574,153    $ 6,264,228    $10,510,836
  Future production costs...................................   (3,114,742)    (2,641,266)    (3,576,787)
  Future development costs..................................     (422,708)      (322,817)      (511,042)
  Future income tax expense.................................     (945,671)       (30,797)      (999,745)
                                                              -----------    -----------    -----------
                                                                5,091,032      3,269,348      5,423,262
10% annual discount factor..................................   (2,153,773)    (1,620,540)    (2,371,498)
                                                              -----------    -----------    -----------
Standardized measure of discounted future cash flows........  $ 2,937,259    $ 1,648,808    $ 3,051,764
                                                              ===========    ===========    ===========

                       PIONEER NATURAL RESOURCES COMPANY

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

OIL AND GAS PRODUCING ACTIVITIES

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                          1999          1998           1997
                                                       ----------    -----------    -----------
                                                                    (IN THOUSANDS)
Oil and gas sales, net of production costs...........  $ (485,116)   $  (487,942)   $  (392,612)
Net changes in prices and production costs...........   1,571,584     (1,281,944)    (1,034,678)
Extensions and discoveries...........................      60,695         44,018         19,993
Sales of minerals-in-place...........................    (468,376)       (12,748)      (126,879)
Purchases of minerals-in-place.......................      56,309              3      1,880,570
Revisions of estimated future development costs......    (115,043)        (2,777)       (15,158)
Revisions of previous quantity estimates.............     387,616        (68,086)       240,375
Accretion of discount................................     164,881        307,567        234,537
Changes in production rates, timing and other........     115,901         75,045        (99,753)
                                                       ----------    -----------    -----------
Change in present value of future net revenues.......   1,288,451     (1,426,864)       706,395
Net change in present value of future income taxes...          --         23,908        537,804
                                                       ----------    -----------    -----------
                                                        1,288,451     (1,402,956)     1,244,199
Balance, beginning of year...........................   1,648,808      3,051,764      1,807,565
                                                       ----------    -----------    -----------
Balance, end of year.................................  $2,937,259    $ 1,648,808    $ 3,051,764
                                                       ==========    ===========    ===========

SELECTED QUARTERLY FINANCIAL RESULTS

                                                                    QUARTER
                                                 ---------------------------------------------
                                                  FIRST       SECOND      THIRD       FOURTH
                                                 --------    --------    --------    ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
1999
  Operating revenues...........................  $147,151    $174,231    $159,855    $ 163,409
  Total revenues...............................  $193,191    $134,744    $213,165    $ 169,035
  Costs and expenses...........................  $195,292    $209,860    $166,137    $ 161,906
  Net income (loss)............................  $ (2,501)   $(74,616)   $ 46,428    $   8,229
  Net income (loss) per share..................  $   (.02)   $   (.74)   $    .46    $     .08
1998
  Operating revenues...........................  $197,369    $183,647    $173,462    $ 157,014
  Total revenues...............................  $198,557    $185,107    $178,869    $ 158,966
  Costs and expenses...........................  $238,801    $235,616    $247,071    $ 730,837
  Net loss.....................................  $(26,844)   $(32,809)   $(43,902)   $(642,871)
  Net loss per share...........................  $   (.27)   $   (.33)   $   (.44)   $   (6.41)

                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-42315

PROSPECTUS

                       PIONEER NATURAL RESOURCES COMPANY
               PIONEER NATURAL RESOURCES USA, INC., AS GUARANTOR

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                    WARRANTS
                         GUARANTEES OF DEBT SECURITIES

LOGO

     Pioneer Natural Resources Company (the "Company"), a Delaware corporation, may offer from time to time (a) debt securities ("Debt Securities"), which may be subordinated to other indebtedness of the Company, (b) warrants to purchase Debt Securities ("Debt Warrants"), (c) shares of preferred stock, par value $.01 per share ("Preferred Stock"), (d) warrants to purchase shares of Preferred Stock ("Preferred Stock Warrants"), (e) depositary shares representing entitlement to all rights and preferences of a fraction of a share of Preferred Stock of a specified series ("Depositary Shares"), (f) shares of common stock, par value $.01 per share ("Common Stock"), and (g) warrants to purchase shares of Common Stock ("Common Stock Warrants"), and Pioneer Natural Resources USA, Inc. ("Pioneer USA"), a Delaware corporation and direct, wholly-owned subsidiary of the Company, may offer from time to time guarantees of Debt Securities ("Guarantees"), all having an aggregate initial public offering price not to exceed $1,400,000,000 or the equivalent thereof in one or more foreign currencies, foreign currency units or composite currencies, including European Currency Units. The Debt Warrants, Preferred Stock Warrants and Common Stock Warrants are referred to herein collectively as "Warrants," and the Debt Securities, Preferred Stock, Depositary Shares, Common Stock, Warrants and Guarantees are referred to herein collectively as the "Offered Securities." The Offered Securities may be offered, separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at or prior to the time of sale.

     The specific terms of the Offered Securities with respect to which this Prospectus is being delivered will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering of the Offered Securities and the initial price and the net proceeds to the Company or Pioneer USA from the sale thereof. The Prospectus Supplement will include, with regard to the particular Offered Securities, the following information: (a) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment, or sinking fund provisions, the currency or currency unit in which principal, premium, or interest is payable, the designation of the trustee acting under the applicable indenture, and the initial offering price; (b) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, any conversion or exchange rights, and whether the Company has elected to offer the Preferred Stock in the form of Depositary Shares; (c) in the case of Common Stock, the number of shares and the terms of the offering and sale thereof; (d) in the case of Warrants, the number and terms thereof, the designation and the number of securities issuable upon exercise, the exercise price, the terms of the offering and sale thereof, and where applicable, the duration and detachability thereof; (e) in the case of Guarantees, the series of Debt Securities to which the Guarantees apply, whether the Guarantees are secured or unsecured, conditional or unconditional, senior or subordinate to other guarantees or indebtedness, and any other material terms; and (f) in the case of all Offered Securities, whether the Offered Securities will be offered separately or as a unit with other Offered Securities. The Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

     The Company may sell the Offered Securities directly, through agents designated from time to time, or through underwriters or dealers. If any agents, underwriters or dealers are involved in the sale of the Offered Securities, the names of the agents, underwriters or dealers and any applicable commissions or discounts and the net proceeds to the Company from the sale will be set forth in the applicable Prospectus Supplement.

      THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

April 6, 2000

     CERTAIN PERSONS PARTICIPATING IN AN OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH OFFERED SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER AN OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

     The Company and Pioneer USA are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Each of the Company and Pioneer USA files reports and other information, and the Company files proxy statements, with the Securities and Exchange Commission (the "SEC"). Those reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. These reports, proxy statements and other information may also be obtained without charge from the web site that the SEC maintains at http://www.sec.gov. These reports, proxy statements, and other information about the Company also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company and Pioneer USA have filed with the SEC a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Offered Securities. This Prospectus and any accompanying Prospectus Supplement do not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company, Pioneer USA and the Offered Securities, reference is made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by that reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the SEC, are incorporated by reference into this Prospectus, and are deemed to be a part of this Prospectus:

      1. Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 1999;

      2. Current Report on Form 8-K, filed with the SEC on March 14, 2000; and

      3. The description of the Company's Common Stock contained in the Company's Registration Statement on Forms 8-A and 8-A/A (File No. 001-13245), declared effective by the SEC on August 8, 1997.

     All documents filed by the Company and Pioneer USA pursuant to Section 13(a), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any person, a copy of any or all of the documents referred to above that have been or may be incorporated by reference into this Prospectus, other than exhibits to the documents (unless the exhibits are specifically incorporated by reference into the documents). Written or telephone request for the copies should be directed to Corporate Secretary, Pioneer Natural Resources Company, 1400 Williams Square West, 5205 North O'Connor Boulevard, Irving, Texas 75039 (Telephone: (972) 444-9001).

                                  THE ISSUERS

     The Company is one of the largest public independent oil and gas companies in the United States, engaged principally in the acquisition, development and production of, and exploration for, oil and gas reserves and related activities. Pioneer USA is a direct, wholly-owned subsidiary of the Company and owns substantially all of the United States onshore and offshore properties of the Company. The executive offices and operating headquarters of the Company and Pioneer USA are located at 1400 Williams Square West, 5205 North O'Connor Blvd., Irving, Texas 75039, and their telephone number at those offices is (972) 444-9001.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of Offered Securities will be used for general corporate purposes, which may include repayment of indebtedness, redemption or repurchase of securities of the Company or any subsidiary, additions to working capital, and capital expenditures, including exploration, development and acquisitions.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
            EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for each of 1995, 1996, 1997, 1998 and 1999.

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1995   1996   1997   1998   1999
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges(a).......................  (b)    5.3    (b)    (b)    (b)
Ratio of earnings to fixed charges and preferred stock
  dividends(c)..............................................  (b)    5.3    (b)    (b)    (b)

---------------

(a) For purposes of computing the ratio, earnings consist of income before income taxes and cumulative effect of accounting change plus fixed charges, net of preferred stock dividends of subsidiary and interest capitalized, and fixed charges consist of interest expense, interest capitalized, the portion of rental expense attributable to interest, and preferred stock dividends of subsidiary.

(b) The ratio indicates a less than one-to-one coverage because the earnings are inadequate to cover the fixed charges during the years ended December 31, 1995, 1997, 1998, and 1999 by $150 million, $1,378 million, $731 million, and $23 million, respectively.

(c) For purposes of computing the ratio, adjusted earnings consist of income before income taxes and cumulative effect of accounting change plus fixed charges and preferred stock dividends, net of preferred stock dividends of subsidiary and interest capitalized, and fixed charges and preferred stock dividends consist of interest expense, interest capitalized, the portion of rental expense attributable to interest, preferred stock dividends of subsidiary, and preferred stock dividends. The dividends on the 6 1/4% Cumulative Guaranteed Monthly Income Convertible Preferred Shares of Parker & Parsley Capital LLC, a subsidiary of Company predecessor Parker & Parsley, were recorded as interest expense for financial reporting purposes until those shares were converted into common stock of Parker & Parsley on July 28, 1997.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which the general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to the Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

     The Debt Securities will be general obligations of the Company and may be subordinated to Senior Indebtedness (as defined below) of the Company to the extent set forth in the Prospectus Supplement relating thereto. See "Description of Debt Securities -- Subordination." Debt Securities will be issued under an indenture (the "Indenture"), between the Company and one or more commercial banks to be selected as trustees (the trustee or trustees selected are referred to collectively as the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939 (the "TIA"), and the terms of the Debt Securities will include those made part of the Indenture by reference to the TIA as in effect on the date of the Indenture. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Indenture will also be available for inspection at the corporate trust office of the Trustee. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture and the TIA, including the definition in the Indenture of terms used below with their initial letters capitalized.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder. The Debt Securities may be issued in one or more series as may be authorized from time to time by the Company. Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities of the series with respect to which the Prospectus Supplement is being delivered:

          (a) The title of the Debt Securities of the series;

          (b) Any limit on the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under the Indenture;

          (c) The date or dates on which the principal and premium with respect to the Debt Securities of the series are payable;

          (d) The rate or rates (which may be fixed or variable) at which the Debt Securities of the series shall bear interest (if any) or the method of determining the rate or rates, the date or dates from which the interest shall accrue, the interest payment dates on which the interest shall be payable or the method by which the dates will be determined, the record dates for the determination of holders thereof to whom the interest is payable (in the case of Registered Securities), and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

          (e) The place or places, if any, in addition to or instead of the corporate trust office of the Trustee (in the case of Registered Securities) or the principal London office of the Trustee (in the case of Bearer Securities), where the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

          (f) The price or prices at which, the period or periods within which, and the terms and conditions upon which, Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company or otherwise;

          (g) Whether Debt Securities of the series are to be issued as Registered Securities or Bearer Securities or both and, if Bearer Securities are to be issued, whether coupons will be attached thereto, whether Bearer Securities of the series may be exchanged for Registered Securities of the series, and the circumstances under which and the places at which any such exchanges, if permitted, may be made;

          (h) If any Debt Securities of the series are to be issued as Bearer Securities or as one or more Global Securities (as defined below) representing individual Bearer Securities of the series, whether certain provisions for the payment of additional interest or tax redemptions shall apply; whether interest with respect to any portion of a temporary Bearer Security of the series payable with respect to any interest payment date prior to the exchange of the temporary Bearer Security for definitive Bearer Securities of the series shall be paid to any clearing organization with respect to the portion of the temporary Bearer Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the persons entitled to interest payable on the interest payment date; and the terms upon which a temporary Bearer Security may be exchanged for one or more definitive Bearer Securities of the series;

          (i) The obligation, if any, of the Company to redeem, purchase or repay Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, and the terms and conditions upon which, Debt Securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

          (j) The terms, if any, upon which the Debt Securities of the series may be convertible into or exchanged for Common Stock, Preferred Stock (which may be represented by Depositary Shares), other Debt Securities, or warrants for Common Stock, Preferred Stock, or indebtedness or other securities of any kind of the Company or any other issuer or obligor and the terms and conditions upon which the conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period, and any other additional provisions;

          (k) If other than denominations of $1,000 or any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable;

          (l) If the amount of principal, premium or interest with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which the amounts will be determined;

          (m) If the principal amount payable at the stated maturity of Debt Securities of the series will not be determinable as of any one or more dates prior to the stated maturity, the amount that will be deemed to be the principal amount as of any date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any date (or, in any such case, the manner in which the deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;

          (n) Any changes or additions to the provisions of the Indenture dealing with defeasance, including the addition of additional covenants that may be subject to the Company's covenant defeasance option;

          (o) If other than the coin or currency of the United States as at the time of payment is legal tender for payment of public and private debts, the coin or currency or currencies or units of two or more currencies in which payment of the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

          (p) If other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series that shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

          (q) The terms, if any, of the transfer, mortgage, pledge or assignment as security for the Debt Securities of the series of any properties, assets, moneys, proceeds, securities, or other collateral, including whether certain provisions of the Trust Indenture Act are applicable and any corresponding changes to provisions of the Indenture as then in effect;

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

          (r) Any addition to or change in the Events of Default with respect to the Debt Securities of the series and any change in the right of the Trustee or the holders to declare the principal, premium and interest with respect to the Debt Securities due and payable;

          (s) If the Debt Securities of the series shall be issued in whole or in part in the form of a Global Security, the terms and conditions, if any, upon which the Global Security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form, the Depositary for the Global Security, and the form of any legend or legends to be borne by the Global Security in addition to or in lieu of the legend referred to in the Indenture;

          (t) Any Trustee, authenticating or paying agents, transfer agents or registrars;

          (u) The applicability of, and any addition to or change in, the covenants and definitions then set forth in the Indenture or in the terms then set forth in the Indenture relating to permitted consolidations, mergers or sales of assets, including conditioning any merger, conveyance, transfer or lease permitted by the Indenture upon the satisfaction of an indebtedness coverage standard by the Company and any successor to the Company;

          (v) The terms, if any, of any guarantee of the payment of principal, premium and interest with respect to Debt Securities of the series and any corresponding changes to the provisions of the Indenture as then in effect;

          (w) The subordination, if any, of the Debt Securities of the series pursuant to the Indenture and any changes or additions to the provisions of the Indenture relating to subordination;

          (x) With regard to Debt Securities of the series that do not bear interest, the dates for certain required reports to the Trustee; and

          (y) Any other terms of the Debt Securities of the series (which terms shall not be prohibited by the provisions of the Indenture).

     The Prospectus Supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of Debt Securities to which the Prospectus Supplement relates, including those applicable to (a) Bearer Securities, (b) Debt Securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies or commodities), (c) Debt Securities with respect to which principal, premium or interest is payable in a foreign or composite currency, (d) Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities"), and
(e) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

     Payments of interest on Registered Securities may be made at the option of the Company by check mailed to the registered holders thereof or, if so provided in the applicable Prospectus Supplement, at the option of a holder by wire transfer to an account designated by the holder. Except as otherwise provided in the applicable Prospectus Supplement, no payment on a Bearer Security will be made by mail to an address in the United States or by wire transfer to an account in the United States.

     Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States or at the office of the Trustee or the Trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith. Bearer Securities will be transferable only by delivery. Provisions with respect to the exchange of Bearer Securities will be described in the Prospectus Supplement relating to the Bearer Securities.

     All funds paid by the Company to a paying agent for the payment of principal, premium, or interest with respect to any Debt Securities that remain unclaimed at the end of two years after the principal, premium, or interest shall have become due and payable will be repaid to the Company, and the holders of the Debt Securities or any coupons appertaining thereto will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities. A Global Security is a Debt Security that represents, and is denominated in an amount equal to, the aggregate principal amount of all outstanding Debt Securities of a series, or any portion thereof, in either case having the same terms, including the same original issue date, date or dates on which principal and interest are due, and interest rate or method of determining interest. A Global Security will be deposited with, or on behalf of, a Depositary, which will be identified in the Prospectus Supplement relating to the Debt Securities. Global Securities may be issued in either registered or bearer form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any nominee of the Depositary to a successor Depositary or any nominee of the successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to the Debt Securities. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for the Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by the Global Security to the accounts of persons that have accounts with the Depositary ("participants"). The accounts shall be designated by the dealers or underwriters with respect to the Debt Securities or, if the Debt Securities are offered and sold directly by the Company or through one or more agents, by the Company or the agents. Ownership of beneficial interests in a Global Security will be limited to participants or persons that hold beneficial interests through participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to interests of participants) or records maintained by participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner or holder of the Global Security, the Depositary or nominee, as the case may be, will be considered the sole owner or holder of the individual Debt Securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of any of the Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     Subject to the restrictions described under "Description of Debt
Securities -- Limitations on Issuance of Bearer Securities," payments of principal, premium and interest with respect to individual Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner or holder of the Global Security. Neither the Company, the Trustee, any paying agent or registrar for the Debt Securities, or any agent of the Company or the Trustee will have any responsibility or liability for (a) any aspect of the records relating to or payments made by the Depositary, its nominee, or any participants on account of beneficial interests in the Global Security or for maintaining, supervising or reviewing any records relating to the beneficial interests, (b) the payment to the owners of beneficial interests in the Global Security of amounts paid to the Depositary or its nominee, or (c) any other matter relating to the actions and practices of the Depositary, its nominee or its participants. Neither the Company, the Trustee, any paying agent or registrar for the Debt Securities, nor any agent of the Company or the Trustee will be liable for any delay by the Depositary, its nominee or any of its participants in identifying the owners of

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

beneficial interests in the Global Security, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Depositary or its nominee for all purposes.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest with respect to a definitive Global Security representing any of the Debt Securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security, as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in street name. The payments will be the responsibility of the participants. Receipt by owners of beneficial interests in a temporary Global Security of payments of principal, premium or interest with respect thereto will be subject to the restrictions described under "Description of Debt Securities -- Limitations on Issuance of Bearer Securities."

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary, the Company shall appoint a successor depositary. If a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of the series in exchange for the Global Security representing the series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to the Debt Securities, determine no longer to have Debt Securities of a series represented by a Global Security and, in that event, will issue individual Debt Securities of the series in exchange for the Global Security representing the series of Debt Securities. Furthermore, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of the series may, on terms acceptable to the Company, the Trustee, and the Depositary for the Global Security, receive individual Debt Securities of the series in exchange for the beneficial interests, subject to any limitations described in the Prospectus Supplement relating to the Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by the Global Security equal in principal amount to the beneficial interest and to have the Debt Securities registered in its name (if the Debt Securities are issuable as Registered Securities). Individual Debt Securities of the series so issued will be issued (a) as Registered Securities in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof if the Debt Securities are issuable as Registered Securities, (b) as Bearer Securities in the denomination or denominations specified by the Company if the Debt Securities are issuable as Bearer Securities, or (c) as either Registered Securities or Bearer Securities as described above if the Debt Securities are issuable in either form. See, however, "Description of Debt
Securities -- Limitations on Issuance of Bearer Securities" for a description of certain restrictions on the issuance of individual Bearer Securities in exchange for beneficial interests in a bearer Global Security.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     The Debt Securities of a series may be issued as Registered Securities (which will be registered as to principal and interest in the register maintained by the registrar for the Debt Securities) or Bearer Securities (which will be transferable only by delivery). If the Debt Securities are issuable as Bearer Securities, certain special limitations and considerations will apply.

     In compliance with United States federal income tax laws and regulations, the Company and any underwriter, agent or dealer participating in an offering of Bearer Securities will agree that, in connection with the original issuance of the Bearer Securities and during the period ending 40 days after the issue date, they will not offer, sell or deliver any such Bearer Security, directly or indirectly, to a United States Person (as defined below) or to any person within the United States, except to the extent permitted under United States Treasury regulations.

     Bearer Securities will bear a legend to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in the legend provide that, with certain exceptions, a United States taxpayer who holds Bearer Securities will not be allowed to deduct any loss with respect to, and will not be eligible for capital gain treatment with respect to any gain realized on the sale, exchange, redemption or other disposition of, the Bearer Securities.

     For this purpose, "United States" includes the United States of America and its possessions, and "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     Pending the availability of a definitive Global Security or individual Bearer Securities, as the case may be, Debt Securities that are issuable as Bearer Securities may initially be represented by a single temporary Global Security, without interest coupons, to be deposited with a common depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), or Centrale de Livraison de Valeurs Mobilieres S.A. ("CEDEL") for credit to the accounts designated by or on behalf of the purchasers thereof. Following the availability of a definitive Global Security in bearer form, without coupons attached, or individual Bearer Securities and subject to any further limitations described in the applicable Prospectus Supplement, the temporary Global Security will be exchangeable for interests in the definitive Global Security or for the individual Bearer Securities, respectively, only upon receipt of a "Certificate of Non-U.S. Beneficial Ownership," which is a certificate to the effect that a beneficial interest in a temporary Global Security is owned by a person that is not a United States Person or is owned by or through a financial institution in compliance with applicable United States Treasury regulations. No Bearer Security will be delivered in or to the United States. If so specified in the applicable Prospectus Supplement, interest on a temporary Global Security will be paid to each of Euroclear and CEDEL with respect to that portion of the temporary Global Security held for its account, but only upon receipt as of the relevant interest payment date of a Certificate of Non-U.S. Beneficial Ownership.

SUBORDINATION

     Debt Securities of a series may be subordinated ("Subordinated Debt Securities") to Senior Indebtedness (as defined below) to the extent set forth in the Prospectus Supplement relating thereto. The Company currently conducts substantially all its operations through subsidiaries, and the holders of Debt Securities (whether or not Subordinated Debt Securities) will be structurally subordinated to the creditors of the Company's subsidiaries.

     Subordinated Debt Securities of a series and any coupons appertaining thereto will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the Prospectus Supplement relating to the Subordinated Debt Securities, to the prior payment of all indebtedness of the Company that is designated as "Senior Indebtedness" with respect to the series. "Senior Indebtedness," with respect to any series of Subordinated Debt Securities, will consist of (a) any and all amounts payable under or with respect to the Company's "Bank Indebtedness" and (b) any other indebtedness of the Company that is designated in a resolution of the Company's Board of Directors or in any supplemental indenture establishing any other series as Senior Indebtedness with respect to the series. "Bank Indebtedness" is defined as (i) the Amended and Restated Credit Facility Agreement (Primary Facility), dated as of December 18, 1997, among the Company, as Borrower, and NationsBank of Texas, N.A., as Administrative Agent, CIBC Inc., as Documentation Agent, Morgan Guaranty Trust Company of New York, as Documentation Agent, The Chase Manhattan Bank, as Syndication Agent, and the Co-Agents and Lenders party thereto; (ii) the Amended and Restated Credit Facility Agreement (364 Day Facility), dated as of December 18, 1997, among the Company, as Borrower, and NationsBank of Texas, N.A., as Administrative Agent, CIBC Inc., as Documentation Agent, Morgan Guaranty Trust Company of New York, as Documentation Agent, The Chase Manhattan Bank, as Syndication Agent, and the Co-Agents and Lenders party thereto; (iii) the Term Note, dated as of December 22, 1997, executed by the Company and payable to NationsBank of Texas, N.A., in the original principal amount of $100 million; and (iv) the Credit Agreement, dated as of December 18, 1997, among Chauvco Resources Ltd., Canadian Imperial Bank of Commerce, and the other lenders signatory thereto; each as amended or modified from time to time, and each of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.
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

     Upon any payment or distribution of assets of the Company to creditors or upon a total or partial liquidation or dissolution of the Company or in a bankruptcy, receivership or similar proceeding relating to the Company or its property, holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the Senior Indebtedness before holders of Subordinated Debt Securities shall be entitled to receive any payment of principal, premium or interest with respect to the Subordinated Debt Securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of Subordinated Debt Securities would otherwise be entitled shall be made to the holders of Senior Indebtedness (except that the holders may receive shares of stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the Subordinated Debt Securities).

     The Company may not make any payments of principal, premium or interest with respect to Subordinated Debt Securities, make any deposit for the purpose of defeasance of the Subordinated Debt Securities, or repurchase, redeem or otherwise retire (except, in the case of Subordinated Debt Securities that provide for a mandatory sinking fund, by the delivery of Subordinated Debt Securities by the Company to the Trustee in satisfaction of the Company's sinking fund obligation) any Subordinated Debt Securities if (a) any principal, premium or interest with respect to Senior Indebtedness is not paid within any applicable grace period (including at maturity), or (b) any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and the acceleration has been rescinded, the Senior Indebtedness has been paid in full in cash, or the Company and the Trustee receive written notice approving the payment from the representatives of each issue of "Designated Senior Indebtedness" (which will include the Bank Indebtedness and any other specified issue of Senior Indebtedness of at least $100 million). During the continuance of any default (other than a default described in clause (a) or (b) above) with respect to any Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect the acceleration) or the expiration of any applicable grace periods, the Company may not pay the Subordinated Debt Securities for a period (the "Payment Blockage Period") commencing on the receipt by the Company and the Trustee of written notice of the default from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a "Blockage Notice"). The Payment Blockage Period may be terminated before its expiration by written notice to the Trustee and the Company from the person who gave the Blockage Notice, by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given, or because the default giving rise to the Payment Blockage Period is no longer continuing. Unless the holders of the Senior Indebtedness shall have accelerated the maturity thereof, the Company may resume payments on the Subordinated Debt Securities after the expiration of the Payment Blockage Period. Not more than one Blockage Notice may be given in any period of 360 consecutive days unless the first Blockage Notice within the 360-day period is given by or on behalf of holders of Designated Senior Indebtedness other than the Bank Indebtedness, in which case, the representative of the Bank Indebtedness may give another Blockage Notice within the period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the Subordinated Debt Securities are paid in full, holders of the Subordinated Debt Securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

     By reason of the subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness, as well as certain general creditors of the Company, may recover more, ratably, than the holders of the Subordinated Debt Securities.

EVENTS OF DEFAULT AND REMEDIES

     The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities:

          (a) Default in the payment of any installment of interest on any Debt Securities of that series or any payment with respect to the related coupons, if any, as and when the same shall become due and payable (whether or not, in the case of Subordinated Debt Securities, the payment shall be prohibited by reason of the subordination provisions described above) and continuance of the default for a period of 30 days;

          (b) Default in the payment of principal or premium with respect to any Debt Securities of that series as and when the same shall become due and payable, whether at maturity, upon redemption, by declaration, upon required repurchase or otherwise (whether or not, in the case of Subordinated Debt Securities, the payment shall be prohibited by reason of the subordination provisions described above);

          (c) Default in the payment of any sinking fund payment with respect to any Debt Securities of that series as and when the same shall become due and payable;

          (d) Failure on the part of the Company to comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

          (e) Failure on the part of the Company duly to observe or perform any other of the covenants or agreements on the part of the Company in the Debt Securities of that series, in any resolution of the Board of Directors of the Company authorizing the issuance of that series of Debt Securities, in the Indenture with respect to the series, or in any supplemental indenture with respect to the series (other than a covenant a default in the performance of which is otherwise specifically dealt with) continuing for a period of 60 days after the date on which written notice specifying the failure and requiring the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (f) Indebtedness of the Company or any subsidiary of the Company is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default, the total amount of the Indebtedness unpaid or accelerated exceeds $20 million, and the default remains uncured or the acceleration is not rescinded for 10 days after the date on which written notice specifying the failure and requiring the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (g) The Company or any of its "Significant Subsidiaries" (defined as any subsidiary of the Company that would be a "significant subsidiary" as defined in Rule 405 under the Securities Act as in effect on the date of the Indenture) shall (1) voluntarily commence any proceeding or file any petition seeking relief under the United States Bankruptcy Code or other federal or state bankruptcy, insolvency or similar law, (2) consent to the institution of, or fail to controvert within the time and in the manner prescribed by law, any such proceeding or the filing of any such petition,
     (3) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Company or any Significant Subsidiary or for a substantial part of its property, (4) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (5) make a general assignment for the benefit of creditors, (6) admit in writing its inability to pay its debts as they become due, (7) take corporate action for the purpose of effecting any of the foregoing, or (8) take any comparable action under any foreign laws relating to insolvency;

          (h) The entry of an order or decree by a court having competent jurisdiction for (1) relief with respect to the Company or any of its Significant Subsidiaries or a substantial part of any of their property under the United States Bankruptcy Code or any other federal or state bankruptcy, insolvency or similar law, (2) the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Company or any Significant Subsidiary or for a substantial part of any of their property (except any decree or order appointing the official of any Significant Subsidiary pursuant to a plan under which the assets and operations of the Significant Subsidiary are transferred to or combined with another Significant Subsidiary or Subsidiaries of the Company or to the Company), or (3) the winding-up or liquidation of the Company or any Significant Subsidiary (except any decree or order approving or ordering the winding-up or liquidation of the affairs of a Significant Subsidiary pursuant to a plan under which the assets and operations of the Significant Subsidiary are transferred to or combined with another Significant Subsidiary or Subsidiaries of the Company or to the Company), and the order or decree shall continue unstayed and in effect for 60 consecutive days, or any similar relief is granted under any foreign laws and the order or decree stays in effect for 60 consecutive days;

          (i) Any judgment or decree for the payment of money in excess of $20 million is entered against the Company or any subsidiary of the Company by a court of competent jurisdiction, which judgment is not covered by insurance, and is not discharged and either (1) an enforcement proceeding has been commenced by any creditor upon the judgment or decree, or (2) there is a period of 60 days following the entry of the judgment or decree during which the judgment or decree is not discharged or waived or the execution thereof stayed and, in either case, the default continues for 10 days after the date on which written notice specifying the failure and requiring the Company to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding; or

          (j) Any other Event of Default provided with respect to Debt Securities of that series.

An Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

     If an Event of Default described in clause (a), (b), (c), (d), (e), (f),
(i) or (j) above occurs and is continuing with respect to any series of Debt Securities, unless the principal and interest with respect to all the Debt Securities of the series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of that series then outstanding may declare the principal amount (or, if Original Issue Discount Debt Securities, the portion of the principal amount as may be specified in the series) of and interest on all the Debt Securities of that series due and payable immediately. If an Event of Default described in clause (g) or (h) above occurs, unless the principal and interest with respect to all the Debt Securities of all series shall have become due and payable, the principal amount (or, if Original Issue Discount Debt Securities, the portion of the principal amount as may be specified in the series) of and interest on all Debt Securities of all series then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Debt Securities.

     If an Event of Default occurs and is continuing, the Trustee shall be entitled and empowered to institute any action or proceeding for the collection of the sums so due and unpaid or to enforce the performance of any provision of the Debt Securities of the affected series or the Indenture, to prosecute any such action or proceeding to judgment or final decree, and to enforce any judgment or final decree against the Company or any other obligor on the Debt Securities of the series. In addition, if there shall be pending proceedings for the bankruptcy or reorganization of the Company or any other obligor on the Debt Securities, or if a receiver, trustee, or similar official shall have been appointed for its property, the Trustee shall be entitled and empowered to file and prove a claim for the whole amount of principal, premium and interest (or, in the case of Original Issue Discount Debt Securities, the portion of the principal amount as may be specified in the terms of the series) owing and unpaid with respect to the Debt Securities.

     The holders of not less than a majority in aggregate principal amount of a series of Debt Securities may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided that such direction is not in conflict with any rule of law or with the Indenture. The Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

     The Trustee will be entitled, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the holders of a series of Debt Securities before proceeding to exercise any right or power under the Indenture at the request of the holders of that series of Debt Securities.

     No holder of any Debt Security or coupon of any series shall have any right to institute any action or proceeding upon or under or with respect to the Indenture, for the appointment of a receiver or trustee, or for any other remedy, unless (a) the holder previously shall have given to the Trustee written notice of an Event of Default with respect to Debt Securities of that series and of the continuance thereof, (b) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series shall have made written request to the Trustee to institute the action or proceeding with respect to the Event of Default and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses, and

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

liabilities to be incurred therein or thereby, and (c) the Trustee, for 60 days after its receipt of such notice, request, and offer of indemnity shall have failed to institute the action or proceeding and no direction inconsistent with the written request shall have been given to the Trustee pursuant to the provisions of the Indenture. However, such limitations do not apply to a suit instituted by a holder of Debt Securities for enforcement of payment of the principal of, premium, if any, or interest on such Debt Securities on or after the respective due dates expressed in such Debt Securities.

     Prior to the acceleration of the maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of that series at the time outstanding may, on behalf of the holders of all Debt Securities and any related coupons of that series, waive any past default or Event of Default and its consequences for that series, except (a) a default in the payment of the principal, premium or interest with respect to the Debt Securities, or (b) a default with respect to a provision of the Indenture that cannot be amended without the consent of each holder affected thereby. In case of any waiver, the default shall cease to exist, any Event of Default arising therefrom shall be deemed to have been cured for all purposes, and the Company, the Trustee and the holders of the Debt Securities of that series shall be restored to their former positions and rights under the Indenture.

     The Trustee shall, within 90 days after the occurrence of a default known to it with respect to a series of Debt Securities, give to the holders of that series of Debt Securities of the series notice of all uncured defaults with respect to the series known to it, unless the defaults shall have been cured or waived before the giving of the notice; provided, however, that except in the case of default in the payment of principal, premium, or interest with respect to the Debt Securities of that series or in the making of any sinking fund payment with respect to the Debt Securities of that series, the Trustee shall be protected in withholding notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debt Securities of that series.

     The Indenture will require the Company to file annually with the Trustee a certificate, executed by a designated officer of the Company, stating to the best of his knowledge that the Company is not in default under certain covenants under the Indenture or if he has knowledge that the Company is in such default, specifying such default.

MODIFICATION OF THE INDENTURE

     The Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities for one or more of the following purposes:

          (a) To evidence the succession of another person to the Company pursuant to the provisions of the Indenture relating to consolidations, mergers and sales of assets and the assumption by the successor of the covenants, agreements, and obligations of the Company in the Indenture and in the Debt Securities;

          (b) To surrender any right or power conferred upon the Company by the Indenture, to add to the covenants of the Company such further covenants, restrictions, conditions, or provisions for the protection of the holders of all or any series of Debt Securities as the Board of Directors of the Company shall consider to be for the protection of the holders of the Debt Securities, and to make the occurrence, or the occurrence and continuance, of a default in any of the additional covenants, restrictions, conditions or provisions a default or an Event of Default under the Indenture (provided, however, that with respect to any such additional covenant, restriction, condition or provision, the supplemental indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon the default, may limit the remedies available to the Trustee upon the default, or may limit the right of holders of a majority in aggregate principal amount of any or all series of Debt Securities to waive the default);

          (c) To cure any ambiguity or omission or to correct or supplement any provision contained in the Indenture, in any supplemental indenture, or in any Debt Securities that may be defective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of any holders of Debt Securities of any series;

          (d) To modify or amend the Indenture in such a manner as to permit the qualification of the Indenture or any supplemental indenture under the Trust Indenture Act as then in effect;

          (e) To add to or change any of the provisions of the Indenture to provide that Bearer Securities may be registerable as to principal, to change or eliminate any restrictions on the payment of principal or premium with respect to Registered Securities or of principal, premium or interest with respect to Bearer Securities, or to permit Registered Securities to be exchanged for Bearer Securities, so long as any such action does not adversely affect the interests of the holders of Debt Securities or any coupons of any series in any material respect or permit or facilitate the issuance of Debt Securities of any series in uncertificated form;

          (f) To comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

          (g) In the case of Subordinated Debt Securities, to make any change in the provisions of the Indenture relating to subordination that would limit or terminate the benefits available to any holder of Senior Indebtedness under such provisions (but only if the holder of Senior Indebtedness consents to the change);

          (h) To add guarantees with respect to any or all of the Debt Securities or to secure any or all of the Debt Securities;

          (i) To make any change that does not adversely affect the rights of any holder;

          (j) To add to, change or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as any such addition, change or elimination not otherwise permitted under the Indenture shall (1) neither apply to any Debt Security of any series created prior to the execution of the supplemental indenture and entitled to the benefit of the provision nor modify the rights of the holders of any such Debt Security with respect to the provision, or (2) become effective only when there is no such Debt Security outstanding;

          (k) To evidence and provide for the acceptance of appointment by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the Indenture by more than one Trustee;

          (l) To establish the form or terms of Debt Securities and coupons of any series, as described under "Description of Debt Securities -- General"; and

          (m) To provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities (provided that the uncertificated Debt Securities are issued in registered form for purposes of Section 163(f) of the Code or in a manner such that the uncertificated Debt Securities are described in Section 163(f)(2)(B) of the Code).

     With the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby, the Company and the Trustee may from time to time and at any time enter into a supplemental indenture for the purpose of adding any provisions to, changing in any manner, or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Debt Securities of that series; provided, however, that without the consent of the holders of each Debt Security so affected, no such supplemental indenture shall
(a) reduce the percentage in principal amount of Debt Securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any Debt Security or coupon or reduce the amount of any payment to be made with respect to any coupon, (c) reduce the principal of or extend the stated maturity of any Debt Security, (d) reduce the premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed, (e) make any Debt

Security payable in a currency other than that stated in the Debt Security, (f) in the case of any Subordinated Debt Security or coupons appertaining thereto, make any change in the provisions of the Indenture to subordination that adversely affects the rights of any holder under the provisions, (g) release any security that may have been granted with respect to the Debt Securities, (h) impair the right of a holder of Debt Securities to receive payment of principal of and interest on such holder's Debt Securities on or after the due dates therefor or to institute suit for the enforcement of or with respect to such holder's Debt Securities, (i) make any change in the provisions of the Indenture to waivers of defaults or amendments that require unanimous consent, (j) change any obligation of the Company provided for in the Indenture to pay additional interest with respect to Bearer Securities, or (k) limit the obligation of the Company to maintain a paying agency outside the United States for payment on Bearer Securities or limit the obligation of the Company to redeem certain Bearer Securities.

     The consent of the holders of Debt Securities is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Debt Securities of all affected series a notice briefly describing such amendment. However, the failure to give such notice, or any defect therein, will not impair or affect the validity of the amendment.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     The Company may not consolidate with or merge with or into any person, or convey, transfer or lease all or substantially all its assets, or permit any person to consolidate with or merge into or convey, transfer or lease substantially all its assets to the Company, unless the following conditions have been satisfied:

          (a) Either (1) the Company shall be the continuing person in the case of a merger, or (2) the resulting, surviving or transferee person, if other than the Company (the "Successor Company"), shall be a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and shall expressly assume all the obligations of the Company under the Debt Securities and coupons and the Indenture;

          (b) Immediately after giving effect to the transaction (and treating any indebtedness that becomes an obligation of the Successor Company or any subsidiary of the Company as a result of the transaction as having been incurred by the Successor Company or the subsidiary at the time of the transaction), no Default or Event of Default would occur or be continuing;

          (c) The Successor Company waives any right to redeem any Bearer Security under circumstances in which the Successor Company would be entitled to redeem the Bearer Security but the Company would not have been so entitled to redeem if the consolidation, merger, conveyance, transfer or lease had not occurred; and

          (d) The Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the Indenture.

     Upon any consolidation by the Company with, or merger by the Company into, any other person or any conveyance, transfer or lease of the properties and assets of the Company as an entirety or virtually as an entirety as described in the preceding paragraph, the successor resulting from such consolidation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants under the Indenture and all outstanding Debt Securities.

SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     The Indenture shall generally cease to be of any further effect with respect to a series of Debt Securities if (a) the Company has delivered to the Trustee for cancellation all Debt Securities of that series (with certain limited exceptions), or (b) all Debt Securities and coupons of the series not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and the Company shall have deposited with the Trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all the Debt Securities and coupons of that series (and if, in either case, the Company shall also pay or cause to be paid all other sums payable under the Indenture by the Company).

     In addition, the Company shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, all its obligations under the Debt Securities of that series and the Indenture with respect to the Debt Securities of that series) and a "covenant defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, its obligations with respect to the Debt Securities under certain specified covenants contained in the Indenture). If the Company exercises its legal defeasance option with respect to a series of Debt Securities, payment of that series of Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to a series of Debt Securities, payment of that series of Debt Securities may not be accelerated because of an Event of Default related to the specified covenants.

     The Company may exercise its legal defeasance option or its covenant defeasance option with respect to the Debt Securities of a series only if (a) the Company irrevocably deposits in trust with the Trustee cash or U.S Government Obligations (as defined in the Indenture) for the payment of principal, premium, and interest with respect to that series of Debt Securities to maturity or redemption, as the case may be, (b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium and interest when due with respect to all the Debt Securities of that series to maturity or redemption, as the case may be, (c) 123 days pass after the deposit is made and during the 123-day period no default described in clause (g) or (h) under "Description of Debt Securities -- Events of Default and Remedies" with respect to the Company occurs that is continuing at the end of the period, (d) no Default has occurred and is continuing on the date of the deposit and after giving effect thereto, (e) the deposit does not constitute a default under any other agreement binding on the Company and, in the case of Subordinated Debt Securities, is not prohibited by the provisions of the Indenture relating to subordination, (f) the Company delivers to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, (g) the Company shall have delivered to the Trustee an opinion of counsel addressing certain federal income tax matters relating to the defeasance, and
(h) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Debt Securities of the series as contemplated by the Indenture have been complied with.

     The Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, and interest with respect to the Debt Securities and coupons of the defeased series. In the case of Subordinated Debt Securities and coupons related thereto, the money and U.S. Government Obligations so held in trust will not be subject to the subordination provisions of the Indenture.

THE TRUSTEE

     The Company may appoint a separate Trustee for any series of Debt Securities. As used herein in the description of a series of Debt Securities, the term "Trustee" refers to the Trustee appointed with respect to the series of Debt Securities.

     The Company may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own Debt Securities.

GOVERNING LAW

     The Indenture provides that it and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and 100,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), of which one share has been designated as Special Preferred Voting Stock.

COMMON STOCK

     All shares of Common Stock issued under the Registration Statement of which this Prospectus is a part will be fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The Common Stock does not have cumulative voting rights. Shares of Common Stock have no preemptive rights, conversion rights, redemption rights or sinking fund provisions. The Common Stock is not subject to redemption by the Company.

     Subject to the rights of the holders of any class of capital stock of the Company having any preference or priority over the Common Stock, the holders of Common Stock are entitled to dividends in such amounts as may be declared by the Board of Directors from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any assets of the Company remaining after payment in full of all creditors and provision for any liquidation preferences on any outstanding preferred stock ranking prior to the Common Stock.

PREFERRED STOCK

     The Board of Directors, without further stockholder action, is authorized to issue up to 100,000,000 shares of Preferred Stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in the series, including voting rights, dividend rights, liquidation preferences, terms of redemption and conversion rights.

  Special Preferred Voting Stock

     In connection with the Company's acquisition of Chauvco Resources Ltd., an Alberta, Canada corporation (the "Chauvco Acquisition"), the Board of Directors has designated one share of the 100,000,000 authorized shares of Preferred Stock as Special Preferred Voting Stock (the "Voting Share"). The Montreal Trust Company of Canada, or any successor thereto (for purposes of this discussion, the "Share Trustee"), shall hold the Voting Share as trustee for and on behalf of, and for the use and benefit of, the holders of exchangeable shares (the "Exchangeable Shares") of Pioneer Natural Resources Canada, Inc., an indirectly-owned subsidiary of the Company ("Pioneer Canada"), and in accordance with the Voting and Exchange Trust Agreement described in "Description of Capital
Stock -- Pioneer Canada Exchangeable Shares." The Certificate of Designations for the Voting Share includes the following principal terms:

     Dividends. No dividend shall be paid to the Share Trustee as the holder of the Voting Share.

     Voting Rights. The Share Trustee, as the holder of record of the Voting Share, shall be entitled to all of the voting rights attached to the Voting Share, including the right to consent to or vote in person or by proxy the Voting Share, on any matter, question or proposition whatsoever that may properly come before the stockholders of the Company at a meeting thereof or with respect to any written consent sought by the Company from its stockholders. For each Exchangeable Share owned of record on the relevant record date, the holder thereof shall be entitled to instruct the Share Trustee to cast and exercise, in the manner instructed, a number of votes (including for purposes of a quorum) equal to the number of votes to which a holder of one share of Common Stock is entitled with respect to any matter, proposition or question on which the holders of

Common Stock are entitled to vote. Except as otherwise described herein or required by law, the holder of the Voting Share will vote together with the Common Stock as a single class and not as a separate class or series apart therefrom, including any vote to approve or adopt: (i) any plan of merger, consolidation or share exchange for which Delaware law requires a stockholder vote; (ii) any disposition of assets for which Delaware law requires a stockholder vote; and (iii) any dissolution of the Company for which Delaware law requires a stockholder vote.

     The holders of Exchangeable Shares have the right to submit stockholder proposals to the Trustee and the Trustee has agreed pursuant to the Voting and Exchange Trust Agreement to submit any such proposals to the Company. Such stockholder proposals may be considered at any meeting of the Company at which the holders of Common Stock of the Company are entitled to submit stockholder proposals. The Company has agreed pursuant to the Voting and Exchange Trust Agreement to accept all stockholder proposals submitted by the Trustee provided that not more than one proposal is submitted by the Trustee on behalf of any one holder of Exchangeable Shares.

     So long as any Exchangeable Shares are outstanding, the number of shares comprising the Special Preferred Voting Stock will not be increased or decreased, and no other term of the Special Preferred Voting Stock may be amended, except upon the approval of the holder of the Voting Share.

     Conversion. The Voting Share is not convertible into any other class or series of the capital stock of the Company or into cash, property or other rights.

     Redemption. The Voting Share may not be redeemed, except when no Exchangeable Shares are outstanding, in which case the Voting Share will be automatically redeemed. The redemption price due and payable upon the automatic redemption will be $1.00. The Voting Share will be deemed retired and will be canceled upon any purchase or other acquisition thereof by the Company. After cancellation, the Voting Share may not be reissued or otherwise disposed of by the Company.

     Liquidation. The Voting Share will rank prior to each share of Common Stock with respect to the distribution of assets upon a liquidation, dissolution or winding-up of the Company. In the event of any such liquidation, dissolution or winding-up, the holder of the Voting Share will be entitled to receive a liquidation preference of $1.00 before any distribution to the holders of Common Stock, but only after the liquidation preference of any other shares of preferred stock of the Company has been paid in full.

     Certain Covenants of the Company. For so long as the Voting Share is outstanding, the Company will (i) fully comply with all terms of the Exchangeable Shares and with all associated contractual obligations of the Company, and (ii) not amend, alter or repeal the terms and conditions of the Special Preferred Voting Stock, except with the approval of the holder of the Voting Share.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause. In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.

     The Amended and Restated Certificate of Incorporation of the Company (the "Restated Certificate") contains a "fair price" provision that requires the affirmative vote of the holders of least 80% of the Company's voting stock and the affirmative vote of at least 66 2/3% of the Company's voting stock not owned, directly or indirectly, by a Related Person (as defined below) to approve any merger, consolidation, sale or lease of all or substantially all of the Company's assets, or certain other transactions involving a Related Person. For purposes of this fair price provision, a "Related Person" is any person beneficially owning 10% or more of the voting power of the outstanding capital stock of the Company who is a party to the transaction at issue. The voting requirement is not applicable to certain transactions, including those that are approved by the Continuing Directors (as defined in the Restated Certificate) or that meet certain "fair price" criteria contained in the Restated Certificate.

     The Restated Certificate further provides that stockholders may act only at annual or special meetings of stockholders and not by written consent, that special meetings of stockholders may be called only by the Board of Directors, and that only business proposed by the Board of Directors may be considered at special meetings of stockholders.

     The Restated Certificate also provides that the only business (including election of directors) that may be considered at an annual meeting of stockholders, in addition to business proposed (or persons nominated to be directors) by the Company's directors, is business proposed (or persons nominated to be directors) by stockholders who comply with the notice and disclosure requirements set forth in the Restated Certificate. In general, the Restated Certificate requires that a stockholder give the Company notice of proposed business or nominations no later than 60 days before the annual meeting of stockholders (meaning the date on which the meeting is first scheduled and not postponements or adjournments thereof) or (if later) ten days after the first public notice of the annual meeting is sent to common stockholders. In general, the notice must also contain information about the stockholder proposing the business or nomination, his interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitations. The stockholder also must submit a notarized letter from each of his nominees stating the nominee's acceptance of the nomination and indicating the nominee's intention to serve as director if elected.

     The Restated Certificate also restricts the ability of stockholders to interfere with the powers of the Board of Directors in certain specified ways, including the constitution and composition of committees and the election and removal of officers.

     The Restated Certificate provides that approval by the holders of at least 66 2/3% of the outstanding voting stock of the Company is required to amend the provisions of the Restated Certificate discussed above and certain other provisions, except that (a) approval by the holders of at least 80% of the outstanding voting stock of the Company together with approval by the holders of at least 66 2/3% of the outstanding voting stock not owned, directly or indirectly, by the Related Person, is required to amend the fair price provisions, and (b) approval of the holders of at least 80% of the outstanding voting stock of the Company is required to amend the provisions prohibiting stockholders from acting by written consent.

DELAWARE ANTI-TAKEOVER STATUTE

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (a) before that person became an interested stockholder, the Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the Company not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one or certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

PIONEER CANADA EXCHANGEABLE SHARES

     In connection with the Chauvco Acquisition, the Company issued the Voting Share and entered into the Support Agreement and the Voting and Trust Agreement, and assumed certain obligations with respect to the Exchangeable Shares issued by Pioneer Canada. The Exchangeable Shares have the rights and preferences summarized below.

     Voting Rights. The holders of Exchangeable Shares have voting rights or matters submitted to the holders of the Company's Common Stock as previously described in "Description of Capital Stock -- Preferred Stock -- Special Preferred Voting Stock."

     Dividends. Holders of Exchangeable Shares will be entitled to receive dividends equal to dividends paid from time to time by the Company on shares of the Common Stock. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as that for the corresponding dividends on the Common Stock. In the event of the liquidation, dissolution or winding-up of Pioneer Canada, a holder of Exchangeable Shares will be entitled to receive for each Exchangeable Share one share of Common Stock, together with a cash amount equal to the full amount of all unpaid dividends on the Exchangeable Shares. See "Description of Capital
Stock -- Pioneer Canada Exchangeable Shares -- Voting and Exchange Trust Agreement." The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof.

     Redemption of Exchangeable Shares by Holders. Each Exchangeable Share is redeemable at the option of the holder for one share of Common Stock plus the amount equal of unpaid dividends thereon. The redemption price must be delivered on the date specified by the holder (not less than three nor more than ten business days after the redemption request) and is payable by Pioneer Canada, or, if it is unable to do so, by the Company.

     Redemption of Exchangeable Shares. Upon at least 120-days prior written notice by Pioneer Canada to the holders of Exchangeable Shares and subject to the Company's redemption call right (as described below), on the Automatic Redemption Date (as defined below) Pioneer Canada will redeem all but not less than all of the then outstanding Exchangeable Shares for one share of Common Stock for each Exchangeable Share plus an additional amount equivalent to the full amount of all unpaid dividends thereon. "Automatic Redemption Date" means December 18, 2003, unless (a) such date shall be extended at any time or from time to time to a specified later date by the Board of Directors of Pioneer Canada but not later than December 31, 2005, or (b) such date shall be accelerated at any time to a specified earlier date (but no earlier than the third anniversary of the first issuance of Exchangeable Shares) by the Board of Directors of Pioneer Canada if at such time there are issued and outstanding less than 5% of the number of Exchangeable Shares initially issued and outstanding in the Chauvco Transaction.

  Support Agreement

     Under the Support Agreement, the Company agreed that: (i) it will not declare or pay dividends on the Common Stock unless Pioneer Canada is able to and simultaneously pays an equivalent dividend on the Exchangeable Shares; (ii) it will advise Pioneer Canada in advance of the declaration of any dividend on the Common Stock and ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as that for the Common Stock; (iii) it will take all actions and do all things necessary to ensure that Pioneer Canada is able to provide to the holders of the Exchangeable Shares the equivalent number of shares of Common Stock in the event of a liquidation, dissolution, or winding-up of Pioneer Canada, a redemption request by a holder of Exchangeable Shares, or a redemption of Exchangeable Shares of Pioneer Canada; and (iv) it will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Pioneer Canada.

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

     The Support Agreement also provides that, without the prior approval of Pioneer Canada and the holders of the Exchangeable Shares, the Company will not distribute additional shares of Common Stock or rights to subscribe therefor or other property or assets to all or substantially all holders of shares of Common Stock, nor change the Common Stock nor effect any tender offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting the Common Stock, unless the same or an equivalent distribution on or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. The Company has agreed that so long as there remain outstanding any Exchangeable Shares not owned by the Company or any entity controlled by the Company, the Company will remain the beneficial owner, directly or indirectly, of all outstanding shares of Pioneer Canada other than the Exchangeable Shares.

     With certain limited exceptions, the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

     Under the Support Agreement, the Company has agreed not to exercise any voting rights attached to the Exchangeable Shares owned by it or any entity controlled by it on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

  Voting and Exchange Trust Agreement

     Under the terms of the Voting and Exchange Trust Agreement, the Company will issue and grant to the Share Trustee the (i) rights of the holders of Exchangeable Shares to direct the voting of the Voting Share in accordance with the Voting and Exchange Trust Agreement (the "Voting Rights"), and (ii) the Automatic Exchange Rights (as defined below) and the optional exchange right granted to the Share Trustee for the use and benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Company to purchase Exchangeable Shares from the holders thereof in exchange for shares of Common Stock upon the occurrence of a Pioneer Canada Insolvency Event (as defined herein). "Automatic Exchange Rights" means the rights granted to the Share Trustee for the benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to automatically exchange the Exchangeable Shares for shares of Common Stock upon a Pioneer Liquidation Event (as defined herein).

     Voting Rights. Under the Voting and Exchange Trust Agreement, the Company will issue the Voting Share to the Share Trustee for the benefit of the holders (other than the Company and its subsidiaries) of the Exchangeable Shares. The Voting Share will have those voting rights with respect to the Company's Common Stock as previously discussed in "Description of Capital Stock -- Special Preferred Voting Stock."

     Exchange Rights. Under the Voting and Exchange Trust Agreement, the Company will grant the Exchange Rights (as defined below) to the Trustee for the benefit of the holders of the Exchangeable Shares. "Exchange Rights" means the Automatic Exchange Rights and the optional exchange right granted to the Share Trustee for the use and benefit of the holders of the Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Company to purchase Exchangeable Shares from the holders thereof in exchange for shares of Common Stock upon the occurrence of a Pioneer Canada Insolvency Event.

     Optional Exchange Right. Upon the occurrence and during the continuance of a Pioneer Canada Insolvency Event, a holder of Exchangeable Shares will be entitled to instruct the Share Trustee to exercise the optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Company to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of a Pioneer Canada Insolvency Event or any event which may with the passage of time or the giving of notice become a Pioneer Canada Insolvency Event, Pioneer Canada and the Company will give written notice thereof to the Share Trustee. As soon as practicable thereafter, the Trustee will notify each holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the optional Exchange Right. "Pioneer Canada Insolvency Event" means any insolvency or bankruptcy proceeding instituted by or against Pioneer Canada, including any such proceeding under the Companies' Creditors Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada) and the admission in writing by Pioneer Canada of its inability to pay its debts generally as they become due and the inability of Pioneer Canada, as a result of solvency requirements of applicable law, to redeem any Exchangeable Shares tendered for redemption.

     The consideration for each Exchangeable Share to be acquired under the optional Exchange Right will be one share of Common Stock plus an additional amount equivalent to the full amount of all dividends declared and unpaid on the Exchangeable Share.

     If, as a result of liquidity or solvency provisions of applicable law, Pioneer Canada is unable to redeem all of the Exchangeable Shares tendered for redemption by a holder in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Company will be required to purchase such shares from the holder in the manner set forth above.

     Automatic Exchange Right. In the event of a Pioneer Liquidation Event, the Company will be required to acquire each outstanding Exchangeable Share by exchanging one share of Common Stock for each such Exchangeable Share, plus an additional amount equivalent to the full amount of all declared and unpaid dividends on the Exchangeable Shares. "Pioneer Liquidation Event" means: (i) any determination by the Company's Board of Directors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Company or to effect any other distribution of assets of the Company among its stockholders for the purpose of winding up its affairs; or (ii) immediately upon the earlier of (A) receipt by the Company of notice of, and (B) the Company becoming aware of any threatened or instituted claim, suit, petition or other proceeding with respect to the involuntary liquidation, dissolution or winding-up of the Company or to effect any other distribution of assets of the Company among its stockholders for the purpose of winding-up its affairs.

  Delivery of Common Stock

     The Company has agreed to ensure that all shares of Common Stock to be delivered by it under the Support Agreement or on the exercise of the Exchange Rights under the Voting and Exchange Trust Agreement are duly registered, qualified or approved under applicable Canadian and United States securities laws, if required so that such shares may be freely traded by the holder thereof (other than any restriction on transfer by reason of a holder being a "control person" of the Company for purposes of Canadian law or an "affiliate" of the Company for purposes of United States law). In addition, the Company will take all actions necessary to cause all such shares of Common Stock to be listed or quoted for trading on all stock exchanges or quotation systems on which outstanding shares of Common Stock are then listed or quoted for trading.

  Call Rights

     The following section describes (i) the right of the Company, in the event of a proposed liquidation, dissolution or winding-up of Pioneer Canada, to purchase all of the outstanding Exchangeable Shares from the holders thereof on the effective date of any such liquidation, dissolution or winding-up in exchange for shares of Common Stock pursuant to the Plan of Arrangement (the "Liquidation Call Right"), (ii) the right of the Company to purchase all of the outstanding Exchangeable Shares from the holders thereof on the Automatic Redemption Date in exchange for shares of Common Stock pursuant to the Plan of Arrangement, and (iii) the overriding right of the Company, in the event of a proposed redemption of Exchangeable Shares by a holder thereof, to purchase from such holder on the redemption date the Exchangeable Shares tendered for redemption in exchange for shares of Common Stock pursuant to the Exchangeable Share Provisions.

     Optional Redemption by the Holders. Pursuant to the Exchangeable Share Provisions, a holder requesting Pioneer Canada to redeem the Exchangeable Shares will be deemed to offer such shares to the Company, and the Company will have an overriding redemption call right to acquire all but not less than all of the Exchangeable Shares that the holder has requested Pioneer Canada to redeem in exchange for one share of Common Stock for each Exchangeable Share, plus an additional amount equivalent to the full amount of all declared and unpaid dividends thereon.

     At the time of a redemption request by a holder of Exchangeable Shares, Pioneer Canada will immediately notify the Company. The Company must then advise Pioneer Canada within two business days as to whether the Company will exercise its redemption call right. If the Company does not advise Pioneer Canada within such two business day period, Pioneer Canada will notify the holder as soon as possible thereafter that the Company will not exercise its redemption call right. A holder may revoke his or her redemption request, at any time prior to the close of business on the business day preceding the redemption date, in which case the holder's Exchangeable Shares will neither be purchased by the Company nor redeemed by Pioneer Canada. If the holder does not revoke his or her redemption request, on the redemption date the Exchangeable Shares that the holder has requested Pioneer Canada to redeem will be acquired by the Company (assuming the Company exercises its redemption call right) or redeemed by Pioneer Canada, as the case may be, in each case for one share of Common Stock for each Exchangeable Share plus an additional amount equal to the full amount of all declared and unpaid dividends on the Exchangeable Shares.

     Liquidation Call Right. Pursuant to the Plan of Arrangement, the Company will be granted an overriding Liquidation Call Right, in the event of and notwithstanding a proposed Pioneer Canada Insolvency Event, to acquire all but not less than all of the Exchangeable Shares then outstanding in exchange for Common Stock and, upon the exercise by the Company of the Liquidation Call Right, the holders thereof will be obligated to transfer such shares to the Company. The acquisition by the Company of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding-up of Pioneer Canada.

     Optional Redemption by the Company. Pursuant to the Plan of Arrangement, the Company will be granted an overriding redemption call right, notwithstanding the proposed automatic redemption of the Exchangeable Shares by Pioneer Canada pursuant to the Exchangeable Share Provisions, to acquire on the Automatic Redemption Date all but not less than all of the Exchangeable Shares then outstanding in exchange for Common Stock plus an additional amount equal to the full amount of all declared and unpaid dividends on the Exchangeable Shares and, upon the exercise by the Company of the redemption call right, the holders thereof will be obligated to transfer such shares to the Company.

     Effect of Call Right Exercise. If the Company exercises one or more of its call rights, it will directly issue shares of Common Stock to holders of Exchangeable Shares and will become the holder of such Exchangeable Shares. The Company will not be entitled to exercise any voting rights attached to the Exchangeable Shares it so acquires. If the Company declines to exercise its call rights when applicable, it will be required, pursuant to the Support Agreement, to issue shares of Common Stock to Pioneer Canada which will, in turn, transfer such stock to the holders of Exchangeable Shares in consideration for the return and cancellation of such Exchangeable Shares.

                        DESCRIPTION OF DEPOSITARY SHARES

     The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below), Depositary Shares (as defined below) and Depositary Receipts (as defined below) does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts to each series of Preferred Stock that will be filed with the SEC in connection with the offering of the series of Preferred Stock.

GENERAL

     The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a depositary to the public of receipts for depositary shares ("Depositary Shares"), each of which will represent fractional interests of a particular series of Preferred Stock (which will be set forth in the Prospectus Supplement to a particular series of Preferred Stock).

     The shares of any series of Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50 million. The Prospectus Supplement to a series of Depositary Shares will set forth the name and address of the depositary with respect to the Depositary Shares. Subject to the terms of the Deposit Agreement, each owner of Depositary Shares will be entitled, in proportion to the applicable fractional interests in shares of Preferred Stock underlying the Depositary Shares, to all the rights and preferences of the Preferred Stock underlying the Depositary Shares (including dividend, voting, redemption, conversion, and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement (the "Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional interests in shares of the related series of Preferred Stock in accordance with the terms of the offering described in the related Prospectus Supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received with respect to Preferred Stock to the record holders of Depositary Shares to the Preferred Stock in proportion to the numbers of the Depositary Shares owned by the holders on the relevant record date. The depositary shall distribute only the amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and the balance not so distributed shall be added to and treated as part of the next sum received by the depositary for distribution to record holders of Depositary Shares.

     In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the depositary determines that it is not feasible to make the distribution, in which case the depositary may, with the approval of the Company, sell the property and distribute the net proceeds from the sale to the holders.

     The Deposit Agreement will also contain provisions to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to the holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series of the Preferred Stock held by the depositary. The depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the depositary, the depositary will redeem as of the same redemption date the number of Depositary Shares to shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the money, securities, or other property payable upon the redemption and any money, securities, or other property to which the holders of the Depositary Shares were entitled upon the redemption upon surrender to the depositary of the Depositary Receipts evidencing the Depositary Shares.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the Depositary Shares to the Preferred Stock. Each record holder of the Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying the holder's Depositary Shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying the Depositary Shares in accordance with the instructions, and the Company will agree to take all action that may be deemed necessary by the depositary in order to enable the depositary to do so.

AMENDMENT AND TERMINATION OF DEPOSITARY AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the depositary. However, any amendment that materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless the amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the depositary only if (a) all outstanding Depositary Shares thereto have been redeemed or, (b) there has been a final distribution with respect to the Preferred Stock of the relevant series in connection with any liquidation, dissolution, or winding up of the Company and the distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and the other charges as are expressly provided in the Deposit Agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

MISCELLANEOUS

     The depositary will forward to the holders of Depositary Shares all reports and communications from the Company that are delivered to the depositary and that the Company is required to furnish to the holders of the Preferred Stock.

     Neither the depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding with respect to any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares, or other persons believed to be competent and on documents believed to be genuine.

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

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. Warrants may be issued independently or together with Debt Securities, Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from any such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the SEC in connection with the offering of the Warrants.

DEBT WARRANTS

     The Prospectus Supplement to a particular issue of Debt Warrants will describe the terms of the Debt Warrants, including the following: (a) the title of the Debt Warrants; (b) the offering price for the Debt Warrants, if any; (c) the aggregate number of the Debt Warrants; (d) the designation and terms of the Debt Securities purchasable upon exercise of the Debt Warrants; (e) if applicable, the designation and terms of the Debt Securities with which the Debt Warrants are issued and the number of the Debt Warrants issued with each Debt Security; (f) if applicable, the date from and after which the Debt Warrants and any Debt Securities issued therewith will be separately transferable; (g) the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which the principal amount of Debt Securities may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise the Debt Warrants shall commence and the date on which the right shall expire; (i) if applicable, the minimum or maximum amount of the Debt Warrants that may be exercised at any one time; (j) whether the Debt Warrants represented by the Debt Warrant certificates or Debt Securities that may be issued upon exercise of the Debt Warrants will be issued in registered or bearer form; (k) information with respect to book- entry procedures, if any; (l) the currency or currency units in which the offering price, if any, and the exercise price are payable; (m) if applicable, a discussion of material United States federal income tax considerations; (n) the antidilution provisions of the Debt Warrants, if any; (o) the redemption or call provisions, if any, applicable to the Debt Warrants; and (p) any additional terms of the Debt Warrants, including terms, procedures, and limitations to the exchange and exercise of the Debt Warrants.

STOCK WARRANTS

     The Prospectus Supplement to any particular issue of Preferred Stock Warrants or Common Stock Warrants will describe the terms of the Warrants, including the following: (a) the title of the Warrants; (b) the offering price for the Warrants, if any; (c) the aggregate number of the Warrants; (d) the designation and terms of the Common Stock or Preferred Stock purchasable upon exercise of the Warrants; (e) if applicable, the designation and terms of the Offered Securities with which the Warrants are issued and the number of the Warrants issued with each Offered Security; (f) if applicable, the date from and after which the Warrants and any Offered Securities issued therewith will be separately transferable; (g) the number of shares of Common Stock or Preferred Stock purchasable upon exercise of a Warrant and the price at which the shares may be purchased upon exercise (which price may be payable in cash, securities, or other property); (h) the date on which the right to exercise the Warrants shall commence and the date on which the right shall expire; (i) if applicable, the minimum or maximum amount of the Warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price, if any, and the exercise price are payable; (k) if applicable, a discussion of material United States federal income tax considerations; (l) the antidilution provisions of the Warrants, if any; (m) the redemption or call provisions, if any, applicable to the Warrants; and (n) any additional terms of the Warrants, including terms, procedures and limitations to the exchange and exercise of the Warrants.

                           DESCRIPTION OF GUARANTEES

     Pioneer USA may issue Guarantees in connection with Debt Securities offered by any Prospectus Supplement. The following summary of certain provisions of the Guarantees does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the form of Guarantee that will be filed with the SEC in connection with the offering of Guarantees. Each Guarantee will be issued under the Indenture. The Prospectus Supplement to a particular issue of Guarantees will describe the terms of the Guarantees, including the following: (a) the series of Debt Securities to which the Guarantees apply; (b) whether the Guarantees are secured or unsecured; (c) whether the Guarantees are conditional or unconditional; (d) whether the Guarantees are senior or subordinate to other Guarantees or debt; (e) the terms under which the Guarantees may be amended, modified, waived, released or otherwise terminated, if different from the provisions applicable to the guaranteed Debt Securities; and (f) any additional terms of the Guarantees.

                              PLAN OF DISTRIBUTION

     The Company or Pioneer USA may sell the Offered Securities within or outside the United States through underwriters, brokers or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company or Pioneer USA from the sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement to the offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Offered Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Offered Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Company or Pioneer USA may also sell the Offered Securities pursuant to one or more standby agreements with one or more underwriters in connection with the call for redemption of a specified class or series of any securities of the Company or any subsidiary of the Company. In such a standby agreement, the underwriter or underwriters would agree either (a) to purchase from the Company up to the number of shares of Common Stock that would be issuable upon conversion of all the shares of the class or series of securities of the Company or its subsidiary at an agreed price per share of Common Stock, or (b) to purchase from the Company or Pioneer USA up to a specified dollar amount of Offered Securities at an agreed price per Offered Security which price may be fixed or may be established by formula or other method and which may or may not relate to market prices of the Common Stock or any other security of the Company then outstanding. The underwriter or underwriters would also agree, if applicable, to convert into Common Stock or other security of the Company any securities of the class or series held or purchased by the underwriter or underwriters. The underwriter or underwriters may assist in the solicitation of conversions by holders of the class or series of securities.

     If dealers are used in the sale of Offered Securities with respect to which this Prospectus is delivered, the Company or Pioneer USA will sell the Offered Securities to the dealers as principals. The dealers may then resell the Offered Securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement thereto.

     Offered Securities may be sold directly by the Company or Pioneer USA or through agents designated by the Company or Pioneer USA from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to the agent will be set forth, in the Prospectus Supplement thereto. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Offered Securities, underwriters or agents may receive compensation from the Company or Pioneer USA or from purchasers of Offered Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company or Pioneer USA and any profit on the resale of the Offered Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company or Pioneer USA will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from the Company or Pioneer USA at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of the contracts.

     Agents, dealers and underwriters may be entitled under agreements entered into with the Company or Pioneer USA to indemnification by the Company or Pioneer USA against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents, dealers or underwriters may be required to make with respect thereto. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company or Pioneer USA in the ordinary course of business.

     The Offered Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the Offered Securities.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Offered Securities will be passed upon for the Company and Pioneer USA by Vinson & Elkins L.L.P., Dallas, Texas, and for any underwriters or agents by a firm named in the Prospectus Supplement to a particular issue of Offered Securities.

                                    EXPERTS

     The consolidated financial statements of Pioneer Natural Resources Company at December 31, 1999 and 1998, and for each of the two years in the period ended December 31, 1999, incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Pioneer Natural Resources Company for the year ended December 31, 1997, incorporated by reference in this Prospectus have been audited by KPMG LLP, independent auditors, as set forth in their report thereon and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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